Filed pursuant to Rule 424(b)(3)
Registration Number 333-110325

PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 12, 2004)

This Prospectus Supplement No. 1 amends and restates the Prospectus, dated April 12, 2004 (as so amended and restated, the “Prospectus”), relating to the resale of 3.25% Convertible Notes due 2023 (the “Notes”) and the shares of common stock issuable upon conversion of the Notes of Commonwealth Telephone Enterprises, Inc. (“CTE”). The Prospectus has been amended to report CTE’s 2004 first quarter results and to provide certain quarterly segment data that was revised to reflect the previously-disclosed change in segment reporting.

The Prospectus constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Notes and CTE common stock offered hereby.

PROSPECTUS

$300,000,000

Commonwealth Telephone Enterprises, Inc.

3 1/4% Convertible Notes Due 2023 and Shares of

Common Stock Issuable Upon Conversion Thereof

On July 18, 2003, Commonwealth Telephone Enterprises, Inc. issued and sold $300,000,000 aggregate principal amount of its 3 1/4% Convertible Notes due 2023 in a private offering. Selling securityholders will use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes.

We will pay interest on the notes on January 15 and July 15 of each year. In addition, we will pay contingent interest for any six-month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding such period equals or exceeds 120% of the principal amount of the notes.

Holders may convert their notes into shares of our common stock at a conversion rate of 17.5439 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on July 15, 2023 only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

Beginning July 18, 2008, we may redeem any of the notes at 100% of their principal amount, plus accrued and unpaid interest. Holders may require us to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, on July 15 of 2008, 2013 and 2018.

The notes are our unsubordinated unsecured debt and rank equally with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt.

For U.S. federal income tax purposes, the notes are subject to United States federal income tax rules applicable to contingent payment debt instruments. For a more detailed description of the notes, see “Description of Notes.”

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by the selling securityholders. Our common stock is quoted on the Nasdaq National Market under the symbol “CTCO.” On May 4, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $42.52 per share.

Investing in the notes and the common stock involves risks.

See “ Risk Factors” beginning on page 12.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 6, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes or the common stock.

As used in this prospectus, unless the context otherwise requires or as otherwise indicated:

•	“CTE,” “Company,” “we,” “us” and “our” refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

•	“our RLEC” and “CT” refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“our CLEC” and “CTSI” refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“expansion markets” refers to those CTSI markets from which we made a decision to exit in December 2000.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the notes or the common stock issuable upon conversion of the notes. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements, before making an investment decision.

The Company

We are a telecommunications company, providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC markets, which we refer to as our “edge-out” markets. In late 2002, we extended our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current Central Pennsylvania market (Lancaster/Reading/York), rather than the establishment of a fourth regional market. We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations.

Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700.

Recent Developments

On May 6, 2004, we announced our financial results for the 2004 first quarter.

CTE Consolidated Results

For the 2004 first quarter, CTE reported diluted earnings per share (“EPS”) of $0.65, versus reported diluted EPS of $1.20 in the 2003 first quarter. CTE’s 2003 first quarter reported results included an after-tax gain of $13.2 million, or $0.56 per diluted share, in connection with the previously announced adoption of new accounting rules on asset retirement obligations under SFAS 143 (Statement of Financial Accounting Standards No. 143), which became effective on January 1, 2003. Excluding this gain, CTE’s 2003 first quarter net income was $15.0 million, reflecting diluted EPS of $0.64.

CTE ended the 2004 first quarter with a total of 477,980 switched access lines installed, reflecting an increase of 9,395 switched access lines installed in the past 12 months, or a growth rate of 2%.

CTE’s consolidated revenues in the 2004 first quarter were $84.4 million, a growth rate of 1% versus the 2003 first quarter. The 2003 first quarter revenues, which were $83.2 million, included approximately $2.0 million of access revenues that are not reflected in the 2004 first quarter due to the percent local usage (“PLU”) issue relating to Verizon Communications Inc., that was discussed in CTE’s 2003 third quarter Form 10-Q.

CTE’s consolidated operating income in the 2004 first quarter was $26.4 million, versus $25.7 million in last year’s first quarter. The 2003 first quarter reflected roughly $2.0 million of operating income that is not reflected in the 2004 first quarter due to the PLU issue mentioned above.

For the 2004 first quarter, CTE reported net income of $14.6 million, versus reported net income of $28.2 million in the 2003 first quarter, which included $13.2 million, or $0.56 per diluted share, in connection with the aforementioned adoption of SFAS 143.

Consolidated capital expenditures (“CAPEX”) were $9.3 million in the 2004 first quarter, versus CAPEX of $7.4 million in the year ago quarter. The increased CAPEX versus last year’s first quarter is primarily attributed to additional network modernization and efficiency improvement activity at CT, and additional growth and network modernization activity at CTSI.

The table below sets forth highlights of CTE’s 2004 first quarter consolidated results, versus the 2003 first quarter:

	2004 First Quarter	2003 First Quarter		% Change Inc./(Dec.)
Total Access Lines	477,980	468,585		2%
Revenues	$84.4M	$83.2M		1%
Operating Income	$26.4M	$25.7M		3%
Depreciation and Amortization	$17.6M	$17.6M		—
CAPEX	$9.3M	$7.4M		26%
Reported EPS	$0.65	$1.20	*	(46%)

*	Includes an after-tax gain of $13.2 million, or $0.56 per diluted share, which was recorded in the 2003 first quarter in connection with the previously announced adoption of new accounting rules on asset retirement obligations under SFAS 143 (Statement of Financial Accounting Standards No. 143), effective January 1, 2003. Excluding this gain, 2003 first quarter diluted EPS would have been $0.64.

Initial $100 Million of Authorized Stock Repurchases Substantially Completed

CTE announced on April 12, 2004, that it had substantially completed the initial $100 million of authorized common stock repurchases in connection with its previously announced $150 million total Board authorized common stock repurchase program. Since the stock repurchase program began last November, CTE has repurchased 2,589,010 common shares in open market and block transactions at an average all-in cost of approximately $38.30 per share, or just over $99 million. Nearly all of these share repurchases were settled on or before March 31, 2004.

Repurchased shares have been placed in Treasury and may be used for the Company’s employee benefit plans or for other general corporate purposes. No time limit has been set for the completion of the remaining $50 million of authorized common stock repurchases. The remaining authorized repurchases will be executed at CTE’s discretion, based on ongoing assessments of the Company’s capital needs and the market value of CTE’s common stock.

Commonwealth Telephone Company Results

CT had a total of 337,577 switched access lines installed at the end of the 2004 first quarter – down slightly from the 338,003 switched access lines installed at the end of last year’s first quarter. CT’s residential additional line penetration was 38% at the end of the quarter. CT’s business line growth in the 2004 first quarter was 3% versus the 2003 first quarter.

CT’s 2004 first quarter revenues grew 5% to $57.5 million, versus revenues of $54.7 million in the 2003 first quarter. CT’s first quarter revenue growth was primarily driven by increased access revenues—which resulted from both an increase in access minutes of use, and a favorable change in the NECA (National Exchange Carrier Association) average schedule settlement formula that took effect in July 2003. CT’s revenue growth in the first quarter was also driven by increased toll revenues, strong DSL revenue growth, and a 6% increase in enhanced services revenues.

CT’s 2004 first quarter operating income was $26.4 million, a 12% increase over last year. This solid growth in operating income was primarily driven by growth in high-margin access revenues, and continued focus on cost control.

CT’s 2004 first quarter CAPEX were $5.1 million, versus $3.7 million in the 2003 first quarter. The increased CAPEX in the first quarter versus last year resulted primarily from increased network modernization and efficiency improvement activity versus last year’s first quarter.

CTSI, LLC

During the 2004 first quarter, CTSI installed 1,736 net access lines, ending the quarter with 140,403 net access lines installed—a growth rate of 8% versus the 2003 first quarter. At the end of the 2004 first quarter, 98% of CTSI’s access lines were “on-switch,” and 53% were “on-net” (defined as 100% on CTSI’s owned network). CTSI’s business/residential line split at the end of the 2004 first quarter was 91%/9%.

CTSI’s 2004 first quarter revenues were $20.6 million, versus revenues of $21.5 million in the 2003 first quarter. CTSI’s 2003 first quarter revenues included approximately $2.0 million of access revenues, which are not included in the 2004 first quarter revenues due the PLU issue. CTSI’s 2004 first quarter revenues also reflect FCC (Federal Communications Commission) mandated access rate reductions that went into effect in June 2003.

CTSI’s operating income in the 2004 first quarter was $1.7 million, versus operating income of $3.2 million in the 2003 first quarter. The year-over-prior-year-same-quarter decrease in operating income results primarily from the effect of the PLU issue, as well as other access revenue reductions resulting from the FCC mandated changes to access rates mentioned above.

CTSI’s 2004 first quarter capital expenditures were $4.0 million, versus $3.1 million in the year ago quarter. The increased CAPEX in the first quarter versus last year was primarily due to growth and increased network modernization activity.

Jack Flash® DSL

In the 2004 first quarter, CTE’s DSL (digital subscriber line) product, Jack Flash®, installed 1,299 net new DSL subscribers, a growth rate of 36% versus last year’s first quarter. Jack Flash® had a total of 14,289 installed DSL subscribers at the end of the 2004 first quarter. Jack Flash® is marketed in CTE’s CT and CTSI geographies. Jack Flash® utilizes DSL technology to provide broadband connectivity over standard telephone lines at speeds over 50 times faster than today’s traditional dial-up modems.

Financial Results

Set forth below is selected unaudited financial information for the periods shown.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31, 2004				Three Months Ended March 31, 2003
	CT	CTSI	Other	Total	CT	CTSI	Other	Total
	(Dollars in Thousands except Per Share Amounts)
Sales	$57,516	$20,552	$6,312	$84,380	$54,721	$21,495	$6,942	$83,158
Costs & Expenses (excluding other operating expenses)	19,464	13,804	7,119	40,387	19,556	13,284	6,987	39,827
Depreciation & Amortization	11,693	5,089	825	17,607	11,688	5,060	879	17,627

Operating Income (Loss)	26,359	1,659	(1,632)	26,386	23,477	3,151	(924)	25,704
Interest and Dividend Income				1,076				706
Interest Expense				(4,487)				(2,388)
Other Income, net				17				35
Equity in Income of Unconsolidated Entities				235				231

Income before Income Taxes and Cumulative Effect of Accounting Change				23,227				24,288
Provision for Income Taxes				8,662				9,334

Income before Cumulative Effect of Accounting Change				14,565				14,954
Cumulative Effect of Accounting Change, Net of Tax				—				13,230

Net Income				$14,565				$28,184

Basic Earnings per Average Common Share:
Income before Cumulative Effect of Accounting Change				$0.66				$0.64
Cumulative Effect of Accounting Change, Net of Tax				0.00				0.56

Net Income				$0.66				$1.20

Weighted Average Common Shares Outstanding				22,142,626				23,436,706
Diluted Earnings per Average Common Share:
Income before Cumulative Effect of Accounting Change				$0.65				$0.64
Cumulative Effect of Accounting Change, Net of Tax				0.00				0.56

Net Income				$0.65				$1.20

Weighted Average Common Shares and Common Stock Equivalents Outstanding				22,304,350				23,577,898

Condensed Consolidated Balance Sheet

(Unaudited)

	As of March 31, 2004	As of December 31, 2003
	(Dollars in Thousands)
ASSETS
CURRENT ASSETS:
Cash and Temporary Cash Investments	$303,499	$336,035
Accounts Receivable and Unbilled Revenues, net of Allowance for Doubtful Accounts of $2,432 in 2004 and $2,329 in 2003	45,694	50,240
Other Current Assets	15,145	9,387
Deferred Income Taxes	15,755	17,016

Total Current Assets	380,093	412,678

PROPERTY PLANT AND EQUIPMENT (NET OF ACCUMULATED DEPRECIATION OF $467,158 IN 2004 AND $452,989 IN 2003)	402,040	410,485
INVESTMENTS	9,746	10,204
DEFERRED CHARGES AND OTHER ASSETS	17,704	18,286

TOTAL ASSETS	$809,583	$851,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes Payable	$65,000	$65,000
Capital Lease Obligation	745	777
Current Maturities of Long Term Debt	5,623	5,623
Accounts Payable	26,726	29,135
Advance Billings and Customer Deposits	5,423	5,212
Accrued Expenses	49,650	54,331
Accrued Restructuring Expenses	715	812

Total Current Liabilities	153,882	160,890

LONG TERM DEBT	322,493	323,898
CAPITAL LEASE OBLIGATION	901	1,082
DEFERRED INCOME TAXES	81,645	79,876
OTHER LONG TERM LIABILITIES	23,210	23,178

COMMON SHAREHOLDERS’ EQUITY:
Common Stock	24,093	24,014
Additional Paid-In Capital	275,299	267,076
Deferred Compensation	(12,208)	(6,451)
Other Comprehensive Loss	(2,257)	(2,490)
Retained Earnings	39,465	24,900
Treasury Stock at Cost, 2,540,590 shares at March 31, 2004 and 1,207,016 at December 31, 2003	(96,940)	(44,320)

Total Common Shareholders’ Equity	227,452	262,729

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$809,583	$851,653

Consolidated Statement of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2004	2003
	(Dollars in Thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$28,246	$25,561
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property, Plant & Equipment	(9,323)	(7,381)
Other	1,027	753

Net Cash Used in Investing Activities	(8,296)	(6,628)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of Long-Term Debt	(1,406)	(2,252)
Proceeds from Exercise of Stock Options	1,949	1,471
Capital Lease Payments	(213)	(33)
Stock Repurchases	(52,816)	—

Net Cash Used in Financing Activities	(52,486)	(814)

Net (Decrease)/Increase in Cash and Temporary Cash Investments	(32,536)	18,119

Cash and Temporary Cash Investments at Beginning of Period	336,035	34,935

Cash and Temporary Cash Investments at End of Period	$303,499	$53,054

The Notes

Notes Offered	$300,000,000 principal amount of 3 1/4% Convertible Notes due 2023.

Maturity Date	July 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	3 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on January 15 and July 15 of each year, beginning January 15, 2004.

Contingent Interest	In addition, we will pay contingent interest for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes. During any interest period when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% of the average trading price of a note during the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion	Holders may convert their notes into shares of our common stock at an initial conversion rate of 17.5439 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $57.00), subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

• during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions.”

Sinking Fund	None.

Redemption	We may redeem any of the notes beginning July 18, 2008, by giving holders at least 30 days’ notice. We may redeem the notes either in whole or in part at a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by Us.”

Repurchase at the Option of the Holder upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or part of their notes at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

Repurchase at the Option of the Holder	Holders may require us to repurchase all or part of their notes on July 15 of 2008, 2013 and 2018 at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds upon the resale of the notes or the common stock by any selling securityholders.

Registration Rights	We have filed a registration statement, of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchasers of the notes. We have also agreed to use our reasonable best efforts to have the registration statement declared effective by April 13, 2004 and to use our reasonable best efforts to keep the shelf registration statement effective until either of the following has occurred:

• all securities covered by the registration statement have been sold pursuant to this shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

• the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act, or any successor provision.

U.S. Federal Income Taxation

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder (as defined) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Nasdaq National Market Symbol	CTCO.

Risk Factors

You should carefully consider all of the information contained in this prospectus prior to investing in the notes or the common stock issuable upon conversion of the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 12 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes or the common stock issuable upon conversion of the notes.

Summary Consolidated Financial Data

The following tables present summary historical financial and other data for our company. The historical financial data presented in this table was derived from and should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2001	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales
RLEC	$198,582	$207,978	$223,827

CLEC:
Edge-out	73,061	84,006	85,336
Expansion	5,563	—	—

Total CLEC	78,624	84,006	85,336
Other	29,408	26,571	26,559

Total sales	306,614	318,555	335,722

Costs and expenses (excluding other operating expenses itemized below)	167,970	154,151	162,840
Management fees, related party	1,200	1,200	—
Depreciation and amortization	64,582	68,216	71,137
Restructuring charges (reversals)(1)	(9,287)	(3,940)	(1,636)
Voluntary employee retirement program	5,388	2,333	—

Operating income (loss)	76,761	96,595	103,381
Interest and dividend income	3,222	2,239	3,372
Interest expense	(18,348)	(10,483)	(13,560)
Other income (expense), net	303	242	(884)
Equity in income of unconsolidated entities	2,089	2,384	2,698

Income (loss) before income taxes and cumulative effect of accounting change	64,027	90,977	95,007
Provision (benefit) for income taxes	20,895	33,853	35,372

Net income (loss) before cumulative effect of accounting change	43,132	57,124	59,635
Cumulative effect of accounting change, net of tax(2)	—	—	13,230

Net income (loss) available to common shareholders	$43,132	$57,124	$72,865

Basic earnings per average common share	$1.86	$2.44	$3.10
Diluted earnings per average common share(3)	1.84	2.42	3.07
Weighted average shares outstanding	23,157,784	23,390,939	23,515,367
Weighted average shares and common stock equivalents outstanding	23,401,311	23,568,329	23,697,836
Other Financial Data:
Capital Expenditures	$69,194	$53,374	$47,372

	As of December 31,
	2001	2002	2003
	(in thousands except access line data)
Balance Sheet Data:
Cash and temporary cash investments	$27,298	$34,935	$336,035
Property, plant and equipment, net of accumulated depreciation	428,916	411,370	410,485
Total assets	564,604	554,039	851,653
Short-term debt	74,010	74,140	71,400
Long-term obligations, net of current maturities	151,309	77,355	324,980
Shareholders’ equity	165,516	220,990	262,729

	As of December 31,
	2001	2002	2003
	(in thousands except access line data)

Other Operating Data:
Access lines:
RLEC	330,666	337,849	338,462
CLEC	112,396	126,649	138,667

Total	443,062	464,498	477,129

(1)	In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charges included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items.

Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

Also included in accrued restructuring expense were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.

The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

The restructuring charge also included $2.0 million related to the write-down of inventory, net of estimated salvage value, to be sold or disposed of in connection with the restructuring.

(2)	Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets.

(3)	The 2001 and 2002 amounts have been revised to include an additional $0.01 per diluted share to fully reflect the anti-dilutive effect of common stock equivalents. The amounts that were previously reported were $2.41 and $1.83 per diluted share for the years ended December 31, 2002 and 2001, respectively.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks related to regulation of the telecommunications industry

The telecommunications industry is subject to extensive regulation at the federal, state and local levels. The costs of complying with this regulation, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

The amounts we can charge for most of our services are subject to regulatory restrictions. Our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected by future regulatory decisions.

Approximately 12.9% and 13.7% of our consolidated revenues for the years ended December 31, 2003 and 2002, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are subject to a long-term alternative regulation plan approved by the Pennsylvania Public Utility Commission (“PUC”). Under this plan, our RLEC can change its in-state rates, in the aggregate, only at an annual rate equal to the overall rate of inflation minus two percentage points or for events deemed outside of our RLEC’s control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs. Indeed, in periods of low inflation (as experienced in 2002), this formula may require rate reductions, although our RLEC can “bank” these reductions, currently at approximately $1.6 million, for up to four years to offset against future inflation-based increases. Moreover, it is possible that the applicable regulations could be changed in the future to impose even greater restrictions on our ability to raise rates for local service.

Additionally, approximately 45.1% and 45.8% of our consolidated revenues for the years ended December 31, 2003 and 2002, respectively, came from charges paid to us by other carriers for services CT and CTSI provided in originating and terminating intrastate and interstate toll calls, and for services CTSI provided in terminating local calls received from other telephone companies. The payments we receive for these services are regulated by the Federal Communications Commission (“FCC”) and the Pennsylvania PUC. The amounts charged by both CT and CTSI have been reduced by recent regulatory decisions.

Beginning in June 2001, new FCC rules substantially reduced the per-minute rates CTSI can charge to long-distance companies for interstate access. Revenues from these access charges represented approximately 0.8% and 1.3% of our consolidated revenues for the years ended December 31, 2003 and 2002, respectively. Upon full phase-in after three years, these rules will result in a reduction in CTSI’s interstate access rates to a level equal to the rates charged by Verizon in the areas where CTSI operates, which we expect will be approximately $0.0042 per minute.

Also beginning in June 2001, other FCC rules substantially reduced the amounts CTSI can charge other telephone companies, known as reciprocal compensation charges, for local telephone calls that terminate to an Internet Service Provider, or ISP. The total reciprocal compensation recorded by CTSI represented approximately

1.0% and 1.2% of our consolidated revenues for the years ended December 31, 2003 and 2002, respectively. Of these amounts, local reciprocal compensation associated with ISP traffic was approximately 0.9% and 1.1% of our consolidated revenues for the years ended December 31, 2003 and 2002, respectively. The FCC rate ceilings will result in continued reductions in the revenues CTSI receives from interstate access charges and reciprocal compensation. The FCC rules do not affect the rates CTSI collects on calls that terminate to customers who are not ISPs, although these rates are subject to review by the Pennsylvania PUC and may be changed in the future.

We cannot predict whether any additional FCC or Pennsylvania PUC rules will be passed that will result in further reductions in the revenues we receive, although the FCC is currently considering proposals that could significantly change the interstate access charge system. Additionally, these agencies’ current rules may change as a result of judicial review or policy changes at the agencies.

If any of the favorable regulatory provisions from which CT currently benefits were to be modified or terminated, we could experience higher costs and lower revenues.

Because of its status as a rural telephone company under the Telecommunications Act of 1996, or the Act, CT is not currently required to comply with that Act’s provisions requiring an incumbent carrier to unbundle its network, provide colocation, provide resale discounts, provide interconnection at rates based on forward-looking incremental costs or other items. If this limitation were to change, more competitors could enter our RLEC markets than we currently expect. We could also incur additional administrative and regulatory expenses as a result of such newly imposed requirements. The Pennsylvania PUC has authority under the Act to terminate CT’s rural exemption if it receives a request to do so from another telecommunications carrier. To date, no other carrier has made such a request to the Pennsylvania PUC, but we cannot assure you that CT’s rural exemption will remain in effect indefinitely.

Additionally, since 1997, CT has operated under rate regulations for in-state services that permit increased returns arising from improved productivity to accrue to equity owners. We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers. The regulations also include other provisions, such as rate adjustments, that may protect us against events deemed outside of our control. The Pennsylvania PUC has asserted continuing jurisdiction over these alternative regulatory arrangements and we therefore cannot assure you that it will allow full or partial recovery of reduced revenues or increased expenses in the future. In addition, the legislation under which the Pennsylvania PUC approved our current form of regulation expired December 31, 2003, and we cannot assure you that it will be renewed. All of these regulations are subject to change and/or termination which could result in reduced revenues for CT.

Furthermore, CT currently receives its interstate access revenues pursuant to average cost schedules established by the National Exchange Carrier Association (“NECA”). Should CT lose its average schedule status, or if NECA should make changes in its cost schedules, we could incur a significant loss of interstate access revenue.

Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect CTSI’s business.

Approximately half of CTSI’s customers are served, at least in part, by network elements leased primarily from Verizon. CTSI’s business, therefore, depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company’s network to provide local service. The Act and FCC and state commission rulings under the Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge CTSI. If incumbent telephone companies were no longer to be required to provide unbundled network elements on favorable terms, CTSI’s operating margins would be reduced and it might not be able to compete effectively.

Effective October 2, 2003, the FCC adopted substantial changes to its rules governing access to unbundled network elements. The new rules generally preserve unbundled access to most voice-grade local loops, which are the type of facility most frequently used by CTSI. On March 2, 2004, however, the U.S. Court of Appeals vacated and remanded substantial parts of these new rules for further consideration by the FCC, which could result in additional changes affecting CTSI’s access to network elements. In addition, the FCC has announced that it is considering changes to its rules governing pricing of these network elements, which could result in increases to CTSI’s costs. We cannot predict how future decisions by the agency or the courts could affect CTSI’s business.

Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

Pennsylvania law requires us to secure consent from the Pennsylvania PUC prior to issuing capital stock, incurring long-term debt or selling or otherwise disposing of material utility assets. Both the FCC and the Pennsylvania PUC must review any transaction that results in a “change of control” of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

Verizon, as the incumbent local carrier in CTSI’s markets, has competitive advantages over us which adversely affect our operating margins.

As the incumbent carrier in CTSI’s markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers, and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for CTSI, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower-cost structure and greater financial resources. Additionally, Verizon is now able to offer in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve. This may result in a further competitive disadvantage in CTSI’s markets.

We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

An important part of our business strategy is to sell additional services to local customers in both the CT and CTSI markets. The markets for these ancillary services, however, are extremely competitive, and in some cases, are dominated by companies far larger than our own with lower costs and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long-

distance companies like AT&T, MCI and Sprint, and, in the Internet service provider business, Time Warner and discounted service providers. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. If we are unable to maintain a competitive offering of long-distance, Internet access and other ancillary services, we may also lose local customers who prefer to obtain a package of services from one telecommunications provider.

Technological developments could increase our costs and cause a decline in demand for our services.

The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

Our wireline telecommunications services also face competition or potential competition with numerous alternative technologies, including, in particular, wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services, particularly in CTSI’s markets where a number of wireless providers are established competitors and in certain areas of CT’s territory. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, and are likely to result in increased competition for our various businesses.

Voice over Internet Protocol, also known as VoIP, is an emerging technological trend that could cause a decrease in demand for our traditional telephone services, including the demand for additional lines. VoIP is gaining ground among business users who have found that Internet telephone systems can cut costs and improve efficiency. It is also possible for residential users to use VoIP as a replacement for a traditional telephone line (for example, by obtaining Internet access over a cable television system). We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

Many of our competitors have superior resources which may place us at a cost and price disadvantage.

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and selling of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price CTSI’s services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

Other business risks

A substantial portion of CTSI’s revenues are derived from Internet service providers, or ISPs. A decline in these ISP customers or their customer base could negatively impact our financial results.

CTSI derives a substantial portion of its revenues from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 23.2% and 24.7% of CTSI’s revenues for the years ended December 31, 2003 and 2002, respectively. This percent will decrease in the future as a result of our approximately $700,000 per month reduction in revenue from our revised PLU factor with Verizon. These high-

margin revenues include services provided directly to ISPs, including local dial tone and transport-type (cap-type) services, and indirect services such as reciprocal compensation, and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends towards declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing dial-up Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results would be negatively impacted.

Changes in the jurisdictional mix of CTSI’s traffic with Verizon will materially and adversely affect its results.

CTSI’s revenues from access charges and reciprocal compensation are affected by the mix of traffic delivered to it by other carriers for termination to CTSI’s customers. Verizon has notified CTSI of a reduction in the proportion of its delivered traffic that will be subject to intrastate access charges, and a corresponding increase in the proportion that will be subject to reciprocal compensation rates. Because the reciprocal compensation rates are significantly lower than intrastate access charges, this change in traffic mix reduced CTSI’s revenues by approximately $700,000 per month during the last two months of 2003 and will continue to materially effect its revenues going forward.

Demand for some of our services may be adversely affected by a downturn in the U.S. economy.

Demand for some of our services may be adversely affected by the downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

Our future rate of growth in switched access lines will likely be lower than our historical growth rates and this decline may adversely affect our results.

Our business strategy depends in part on the continued growth of our switched access line base. The rate of growth has declined as the rate of additional line penetration in CT’s markets has matured. Additionally, the FCC adopted an order that required CT to increase our monthly per-line charges to local subscribers in 2002. Other regulatory actions could result in further increases in CT’s monthly per-line charges, which may discourage customers from purchasing additional lines. To the extent that the rate of growth continues to decline or becomes negative, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decrease.

Our growth strategy will require us to invest significant capital in services that may not achieve the desired returns.

We plan to continue to invest capital into services such as digital subscriber line, or DSL. This business is highly competitive (primarily cable modem), and we cannot assure you that we will be able to achieve the returns on investment that we expect. Additionally, even if we are successful in our efforts to develop this new business, its operating results and margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will, to some extent, be offset by reduced demand for additional lines, which can be rendered redundant by DSL.

Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

Because our services are critical to many of our customers’ businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us.

We cannot assure you that a court would enforce any limitations on liability. In such cases, we could be liable for substantial damage awards.

We depend on third parties, over whom we have no control, to deliver our services.

Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers and numerous other third parties to deliver our services. CTSI is particularly dependent on cooperation from Verizon in order to provide local service to a portion of its customers, about half of whom are not completely physically served by our network. We do not have a long-term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities, for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

If future acquisitions or business combinations are not successful, we could suffer an adverse effect on our business and results of operations.

From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our stockholders, incur debt, assume liabilities or incur large and possibly immediate write-offs. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing business and distraction of management;

•	unanticipated expenses related to technology integration;

•	the maintenance of uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

As a holding company, we will require dividends from subsidiaries to meet our cash requirements.

We are a holding company whose principal assets are the shares of capital stock of our subsidiaries. With the exception of some revenues we generate as a result of our holding company’s merger with Commonwealth Communications, we do not generate any significant operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries (primarily CT) to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to contractual restrictions, various business considerations and to applicable laws and regulations. Accordingly, we cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness.

The restrictive terms imposed by our indebtedness may prevent us from achieving some of our business objectives.

CT’s CoBank indebtedness contains various covenants that limit its ability to engage in the following activities:

•	borrow and place liens on assets;

•	pay dividends, make investments or make certain other restricted payments;

•	enter into transactions with affiliates; and

•	sell assets, make acquisitions or merge with or into other companies.

Our ability to comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks Relating to the Notes

The notes will be unsecured and will be effectively subordinated to the obligations of our subsidiaries.

The notes will not be secured by any of our assets or the assets of any of our subsidiaries. In addition, the notes will not be guaranteed by any of our subsidiaries. As of December 31, 2003, the total debt of our subsidiaries was $125.4 million, including trade payables. Claims of creditors of subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred shareholders, if any, of our subsidiaries.

We may be unable to repurchase your notes upon the occurrence of a designated event or at the other times you may require us to repurchase your notes.

Upon the occurrence of a designated event, as defined in “Description of Notes,” and on July 15, 2008, 2013 and 2018, you will have the right, at your option, to require us to repurchase all or any portion of your notes. A designated event could also constitute an event of default under our other indebtedness, providing the holders of that indebtedness with the right to accelerate borrowings and possibly to prevent payments in respect of the notes until such borrowings were repaid in full. If a designated event were to occur, or on the other dates you may require us to repurchase your notes, there can be no assurance that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes.

We cannot assure you that an active trading market will develop for the notes.

There has been no public market for the notes. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. In particular, the price of the notes may fluctuate with our stock price since the notes are convertible into stock. As a result, we cannot assure you that an active or stable trading market will develop or continue for these notes.

Holders’ ability to utilize this shelf registration statement for registered resales may be limited.

We are not currently eligible to utilize Securities Act registration statement form S-3. Therefore, we are not able to update this shelf registration statement by “incorporating by reference” reports we file with the Securities and Exchange Commission (“SEC”).

Accordingly, we will be required to periodically file post-effective amendments to this shelf registration statement, including a revised prospectus, to update the disclosure herein, including upon the filing of quarterly (10-Q), annual (10-K) or current (8-K) reports with the SEC. Each such post-effective amendment (and the related revised prospectus) will need to be declared effective by the SEC prior to its use. Holders will not be permitted to utilize this shelf registration statement (or the previously distributed prospectus) for the resale of notes or the shares of our common stock issuable upon conversion thereof during the pendency of the amendment and review process. In addition, under the terms of the registration rights agreement, we are entitled to suspend your use of this shelf registration statement in certain circumstances, including while we amend the registration statement. Accordingly, a holder may be unable to utilize the shelf registration statement at the time such holder wishes to complete a registered resale.

Holders should consider the United States federal income tax consequences of owning the notes.

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Our indebtedness could adversely affect our financial condition and make us susceptible to adverse economic and industry conditions, and could prevent us from fulfilling our obligations under the notes.

As of December 31, 2003, we had total indebtedness of $396.4 million, shareholders’ equity of $262.7 million and a ratio of debt to equity of 1.5 to 1. Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions by, among other things, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to obtain financing in the future to fund these items;

•	result in higher interest expense, as some of our debt is, and will continue to be, at variable rates of interest;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or pay cash dividends.

Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt, which could increase the risks created by our significant indebtedness described above.

We may be able to incur substantial additional indebtedness in the future. The indenture governing the notes will not contain any limitation on the amount of debt that we may incur. Although our other indebtedness may contain certain restrictions on our ability to incur additional debt, these restrictions may also be subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. To the extent new debt is added to our current debt levels, the significant leverage risks described above would increase.

Conversion of notes into our common stock may be subject to the receipt of regulatory approvals.

The issuance of our common stock upon conversion of notes may be subject to the receipt of any necessary regulatory approvals. As a telecommunications company, both the FCC and Pennsylvania PUC must review any transaction, including the issuance of common stock, that could result in a “change of control” or “transfer of control” of our company. Accordingly, to the extent that, upon conversion of your notes into common stock, a “change of control” or “transfer of control” of our company could occur, the issuance of our common stock in such a conversion would be subject to the review of the FCC or the Pennsylvania PUC, as applicable. This approval process could be lengthy or could result in the FCC or Pennsylvania PUC prohibiting us from issuing shares of our common stock in such a conversion.

Risks Relating to our Common Stock

If we sell shares of our common stock the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2003, 1,309,381 shares of our common stock are issuable upon the exercise of outstanding stock options on that date and 2,365,076 shares have been reserved for future issuance (not including shares reserved for issuance upon conversion of the notes). We also have approximately 190,750 shares of restricted stock outstanding as of December 31, 2003. Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

Our governing documents and applicable laws and regulations may discourage a takeover attempt.

Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. In addition, federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

Risks related to our Board of Directors’ Composition

Four of our directors are also on the Board of Directors of Level 3 Communications, Inc.

Level 3 is a global communications and information services company. In 2004, Level 3 announced that it had privately negotiated a sale of its remaining shares of our common stock and no longer holds any equity ownership in our company. These four directors, who also serve on the Board of Directors of Level 3, as with all the directors, have influence over our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our Chairman, Walter Scott, Jr., is also the Chairman of Level 3.

Five of our Directors also serve on the Board of Directors of RCN Corporation.

Five of our directors also serve on the Board of Directors of RCN Corporation (“RCN”). Also, Level 3 owns approximately 22% of the outstanding equity securities of RCN. We have existing relationships with RCN. These relationships are arms-length business transactions. RCN has recently announced it may reorganize under Chapter 11 of the United States Bankruptcy Code.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

•	uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

•	economic conditions, acquisitions and divestitures;

•	government and regulatory policies;

•	the pricing and availability of equipment, material and inventories;

•	technological developments;

•	reductions in rates or traffic that is subject to access charges;

•	changes in the competitive environment in which we operate; and

•	receipt of necessary approvals.

Additional factors that could cause or contribute to such differences are set forth herein and in “Risk Factors.” Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

USE OF PROCEEDS

We will not receive any of the proceeds upon the resale of the notes and the common stock issuable upon conversion of the notes by any selling securityholders.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO.” Prior to the completion of a recapitalization transaction in September 2003, our class B common stock was traded separately on the Nasdaq Small Cap market under the symbol “CTCOB.” Our class B common stock was delisted from the Nasdaq Small Cap market prior to trading on September 4, 2003.

The following table presents, for the periods indicated, the daily high and low sale price per share of our common stock as reported on the Nasdaq National Market.

	Common Stock Price		Class B Common Stock Price
	High	Low	High	Low
Fiscal Year Ended December 31, 2000
First Quarter	$58.00	$42.00	$70.00	$45.13
Second Quarter	54.75	40.88	52.00	40.00
Third Quarter	49.25	33.00	47.50	38.00
Fourth Quarter	40.50	31.88	39.00	32.00
Fiscal Year Ended December 31, 2001
First Quarter	39.00	31.75	40.00	31.00
Second Quarter	44.00	28.25	44.00	25.25
Third Quarter	45.19	35.09	44.00	35.00
Fourth Quarter	48.89	36.52	47.45	36.00
Fiscal Year Ended December 31, 2002
First Quarter	46.25	35.00	47.50	38.00
Second Quarter	43.55	30.11	44.00	39.00
Third Quarter	42.20	33.47	42.00	28.00
Fourth Quarter	39.48	33.18	39.00	32.75
Fiscal Year Ending December 31, 2003
First Quarter	39.77	33.91	39.61	33.50
Second Quarter	44.71	38.50	48.16	38.60
Third Quarter	46.74	36.60	50.81	38.00
Fourth Quarter	42.00	35.65	—	—
Fiscal Year Ending December 31, 2004
First Quarter	41.75	36.07	—	—
Second Quarter (through May 4, 2004)	42.95	41.03	—	—

On May 4, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $42.52 per share.

DIVIDEND POLICY

We anticipate that future cash flows will be used principally to support operations and finance growth of our business. In addition, while we do not presently intend to pay cash dividends on our common stock, we may decide to pay such dividends in the future. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$38,420	$(79,795)	$61,938	$88,593	$92,309
Adjustments to Earnings:
Fixed charges	16,157	23,097	20,447	12,737	15,927
Distributed income of equity investees:	1,592	1,777	2,028	2,093	2,198

Earnings as adjusted	$56,169	$(54,921)	$84,413	$103,423	$110,434
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$14,399	$20,971	$18,348	$10,483	$13,560
Interest relating to rental expense	1,758	2,126	2,099	2,254	2,367

Total fixed charges	$16,157	$23,097	$20,447	$12,737	$15,927

Ratio of earnings to fixed charges	3.48	— (1)	4.13	8.12	6.93

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2003
(in thousands)
Cash and temporary cash investments	$336,035

Notes payable (short-term)(1)	$65,000
Long term debt and capital leases obligations, including current maturities of $6,400	331,380

Total debt	396,380

Shareholders’ equity:
Common stock, $1.00 par value, 85,000,000 shares authorized, 24,013,902 shares issued and 22,806,886 shares outstanding	24,014
Additional paid-in capital	267,076
Deferred compensation	(6,451)
Accumulated other comprehensive loss	(2,490)
Retained earnings	24,900
Treasury stock at cost, 1,207,016 shares	(44,320)

Total shareholders’ equity	262,729

Total capitalization	$659,109

(1)	Notes payable (short-term) represents debt under our 364-day revolving line of credit which matures in June 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial and other operating data. The historical financial data has been derived from our consolidated financial statements. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 were derived from and should be read in conjunction with our consolidated audited financial statements for the year ended December 31, 2003. The consolidated statements of operations data for each of the two years in the period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 were derived from and should be read in conjunction with our consolidated audited financial statements for the years ended December 31, 2000 and 2001, which are not included herein. These historical results are not necessarily indicative of future results.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales
RLEC	$179,941	$191,564	$198,582	$207,978	$223,827

CLEC:
Edge-out	37,583	53,143	73,061	84,006	85,336
Expansion	4,901	12,413	5,563	—	—

Total CLEC	42,484	65,556	78,624	84,006	85,336
Other	38,467	33,929	29,408	26,571	26,559

Total sales	260,892	291,049	306,614	318,555	335,722

Costs and expenses (excluding other operating expenses itemized below)	160,388	193,928	167,970	154,151	162,840
Management fees, related party	5,234	2,000	1,200	1,200	—
Depreciation and amortization	45,506	58,428	64,582	68,216	71,137
Restructuring charges (reversals)(1)	—	99,713	(9,287)	(3,940)	(1,636)
Voluntary employee retirement program	—	—	5,388	2,333	—

Operating income (loss)	49,764	(63,020)	76,761	96,595	103,381
Interest and dividend income	2,642	3,607	3,222	2,239	3,372
Interest expense	(14,399)	(20,971)	(18,348)	(10,483)	(13,560)
Other income (expense), net	413	589	303	242	(884)
Equity in income of unconsolidated entities	1,832	2,020	2,089	2,384	2,698

Income (loss) before income taxes and cumulative effect of accounting change	40,252	(77,775)	64,027	90,977	95,007
Provision (benefit) for income taxes	18,280	(22,326)	20,895	33,853	35,372

Net income (loss) before cumulative effect of accounting change	21,972	(55,449)	43,132	57,124	59,635
Cumulative effect of accounting change, net of tax(2)	—	—	—	—	13,230

Net income (loss) available to common shareholders	$21,972	$(55,449)	$43,132	$57,124	$72,865

Basic earnings per average common share	$0.99	$(2.46)	$1.86	$2.44	$3.10
Diluted earnings per average common share(3)	0.96	(2.46)	1.84	2.42	3.07
Weighted average shares outstanding	22,114,243	22,541,138	23,157,784	23,390,939	23,515,367
Weighted average shares and common stock equivalents outstanding	22,798,824	22,541,138	23,401,331	23,568,329	23,697,836

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Other Financial Data:
Capital Expenditures	$127,324	$136,994	$69,194	$53,374	$47,372

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands except access line data)
Balance Sheet Data:
Cash and temporary cash investments	$21,183	$37,046	$27,298	$34,935	$336,035
Property, plant and equipment, net of accumulated depreciation	420,639	426,122	428,916	411,370	410,485
Total assets	531,716	582,844	564,604	554,039	851,653
Short-term debt	39,010	39,010	74,010	74,140	71,400
Long-term obligations, net of current maturities	188,328	260,319	151,309	77,355	324,980
Shareholders’ equity	150,432	113,283	165,516	220,990	262,729
Other Operating Data:
Access lines:
RLEC	296,689	315,669	330,666	337,849	338,462

CLEC:
Edge-out	73,739	97,174	112,396	126,649	138,667
Expansion	10,809	25,373	—	—	—

Total CLEC	84,548	122,547	112,396	126,649	138,667

Total	381,237	438,216	443,062	464,498	477,129

(1)	In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charges included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items.

Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

Also included in accrued restructuring expenses were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.

The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

The restructuring charge also included $2.0 million related to the write-down of inventory, net of estimated salvage value, to be sold or disposed of in connection with the restructuring.

(2)	Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets.

(3)	The 1999, 2001 and 2002 amounts have been revised to include an additional $0.01 per diluted share to fully reflect the anti-dilutive effect of common stock equivalents. The amounts that were previously reported were $2.41, $1.83 and $0.95 per diluted share for the years ended December 31, 2002, 2001 and 1999, respectively.

The following table summarizes the status of the provision for accrued restructuring expenses through December 31, 2003:

	2000			2001
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572

Total accrued restructuring expenses	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381

	2002			2003
	Payments	Reversal of Provision	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$—	$—	$—	$—	$—	$—
Contract terminations and settlements	(1,361)	(2,966)	2,029	(427)	(790)	812
Removal and restoration costs	(10)	(443)	—	—	—	—
Investment advisory and other fees	(41)	(531)	—	—	—	—

Total accrued restructuring expenses	$(1,412)	$(3,940)	$2,029	$(427)	$(790)	$812

Selected Quarterly Segment Data

As described more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we recently changed our segment reporting. The following table sets forth the unaudited consolidated statements of operations for the last three quarters of fiscal 2003.

	Three Months Ended June 30, 2003				Three Months Ended September 30, 2003				Three Months Ended December 31, 2003
	CT	CTSI	Other	Total	CT	CTSI	Other	Total	CT	CTSI	Other	Total
	(Dollars In Thousands)
Sales	$54,206	$21,474	$7,321	$83,001	$57,565	$21,702	$5,694	$84,961	$57,335	$20,665	$6,602	$84,602
Costs & Expenses (excluding other operating expenses itemized below)	19,293	13,827	7,205	40,325	20,058	14,444	6,016	40,518	20,823	14,055	7,292	42,170
Depreciation & Amortization	11,523	5,109	877	17,509	11,786	5,225	869	17,880	11,947	5,354	820	18,121
Restructuring Reversals	—	—	—	—	—	—	—	—	—	(1,636)	—	(1,636)

Operating Income (Loss)	23,390	2,538	(761)	25,167	25,721	2,033	(1,191)	26,563	24,565	2,892	(1,510)	25,947
Interest and Dividend Income				474				1,006				1,186
Interest Expense				(2,208)				(4,429)				(4,535)
Other Income (Expense), net				(1,193)				45				229
Equity In Income of Unconsolidated Entities				1,423				201				843

Income before Income Taxes and Cumulative Effect of Accounting Change				23,663				23,386				23,670
Provision for Income Taxes				8,449				8,723				8,866

Net Income				$15,214				$14,663				$14,804

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results for any future period. Dollars are in thousands, except per share amounts.

Overview

History

We began operations as Commonwealth Telephone in 1897 with the construction of a telephone line between two rural farms in Pennsylvania. In 1928, a prominent Pennsylvania family acquired Commonwealth Telephone and continued to grow the company through acquisition and internal growth. The company went public in 1952, but the family continued to hold a controlling stake. In the 1980’s, the company expanded beyond wireline telephone into cable, cellular, paging and other telecommunications-related services through acquisition and business development. In 1986, the controlling family implemented a dual class voting structure in order to strengthen its control, with the common stock having one vote per share and class B common stock having 15 votes per share. In 1993, the controlling family sold its ownership interest to a subsidiary of Peter Kiewit Sons’, which has since become Level 3 Communications, Inc. (“Level 3”). In 1997, Commonwealth Telephone implemented a spin-off of certain operations into two new public companies, a bundled telecommunications provider (RCN Corporation) and a cable television operator (Cable Michigan, Inc.). At the conclusion of the spin-off, we became the public company that currently exists as Commonwealth Telephone Enterprises, Inc. (“CTE,” “the Company,” “we,” “us” or “our”). In April and December of 2002, Level 3 sold approximately 9,000,000 shares of our common stock in two registered offerings, which resulted in a reduction of its voting power in our company from approximately 48% of the voting power of our equity securities to approximately 29%. In September 2003, we completed a transaction pursuant to which each outstanding share of our Class B Common Stock was converted into 1.09 shares of our Common Stock (the “Recapitalization Transaction”). Following the Recapitalization Transaction, the 1,017,061 shares of our Class B Common Stock that Level 3 beneficially owned prior to the Recapitalization Transaction, representing approximately 29% of the voting power of our equity securities, were converted into 1,108,596 shares of our Common Stock, representing approximately 4.6% of the voting power of our equity securities. In January 2004, Level 3 announced that it had closed a privately-negotiated sale of its remaining 1,108,596 shares of our Common Stock to an institutional investor.

Management’s Overview

2003 Highlights

CTE continued to produce solid consolidated financial results in 2003. Sales increased 5.4% in 2003 to $335,722 and operating income increased 7.0% to $103,381. The increase in sales is due in part to CT’s favorable federal and state regulatory environments and in part to continued growth at CTSI, our RLEC “edge-out.” The increase in operating income is due to increased revenues and continued efforts of cost control across all of our operations.

Late in 2002, CTSI extended into the Lehigh Valley area of Pennsylvania. Lehigh Valley’s capital network is significantly deployed and we are focused on how we can most effectively increase sales and customer connections in this market extension.

At our Annual Meeting in September, our shareholders approved the proposal to reclassify and convert each outstanding share of CTE Class B Common Stock, which had super voting rights, into 1.09 shares of CTE Common Stock. This action reduced Level 3’s voting interest, simplified our capital structure and increased our market float.

In July of 2003, we took advantage of a favorable market and sold $300,000 of 3.25% convertible notes due in 2023. The success of the offering illustrated the market’s confidence in our company’s long-term prospects, goals and strategies.

In November of 2003, taking advantage of our strong cash position and a relatively weak stock price, and based on management’s recommendation, our Board of Directors authorized a Stock Repurchase Program of up to $100 million of CTE Common Stock, which was recently increased to $150 million.

Other uses of the proceeds from our debt offering include working capital, capital expenditures and other general corporate purposes including potential acquisitions and new product offerings. Our approach to acquisitions has been, and will continue to be “prudent and disciplined.” Acquisitions are inherently risky, and it is our belief that we should focus on what we do best and pursue opportunities that make sense both strategically and economically, and are in the best interests of our shareholders.

In addition, while we do not presently intend to pay cash dividends on our common stock, we may decide to pay dividends in the future. The payment of any cash dividends will be at the discretion of our Board of Directors and will be based on a number of factors including the dividend taxation level.

In January of 2004, Level 3 sold its remaining shares of CTE Common Stock to a an institutional investor, eliminating the “overhang” associated with Level 3’s publicly stated desire to monetize its investment in CTE.

In order to promote better alignment of strategies and objectives among sales, marketing and regulatory, we recently revised our segments. See the discussion below.

2003 Challenges and 2004 Expectations

We faced many challenges in 2003 that will continue into the future. Wireless substitution is accelerating and Voice over IP is evolving. In addition, there are industry-wide trends toward declining usage of dial-up Internet access and wireline long-distance services, generally.

The legislative and regulatory landscape continues to be a challenging one. Chapter 30, which governs CT’s alternative form of regulation has expired; and currently, no action has been taken by the Pennsylvania legislature to renew the law. FCC-mandated interstate access rate reductions reduced CTSI’s revenues in 2003 and will reduce interstate revenues even further in 2004.

Also, a substantial portion of CTSI’s revenues are derived directly and indirectly from ISPs. Consolidation within the ISP industry, bankruptcy or a major network reconfiguration could negatively impact CTSI’s results.

Despite these items, our operations generate a significant amount of cash flow. Our strategic plan is designed to insure that we identify and capitalize on changing consumer preferences, market trends and technological developments. CT is actively bundling voice and data products to provide our customers with convenient, attractive packages in order to minimize churn to cable modem and wireless. Both CT and CTSI are exploring alliances and partnerships with other providers in order to expand our product offerings and to capitalize on our strong sales experience, technologically-advanced network, loyal customer base and high-speed capacity.

Segments

Our two primary operations are Commonwealth Telephone Company (“CT”), which is a rural incumbent local exchange carrier (“RLEC”), and CTSI, LLC (“CTSI”), which we refer to as our RLEC “edge-out” operations, and is a competitive local exchange carrier (“CLEC”). Recently, we revised our segments to provide management with a more comprehensive financial view of our key businesses and promote better alignment of strategies and objectives. Prior years’ segment information has been recast to conform to the new presentation.

The CT segment now includes the results of Commonwealth Long Distance Company (“CLD”), a long-distance reseller; and the portion of Jack Flash® (“Jack Flash”), our broadband data service that uses digital subscriber line (“DSL”) technology to offer high-speed Internet access and digital connectivity solutions, that is in CT’s territory. The results of these operations were previously included in our “Other” segment. The CTSI segment did not change. CTSI’s revenue is derived primarily from access, local service, competitive access, Internet access from dedicated and Jack Flash DSL, local long-distance (intraLATA toll) and long-distance service revenue. Our “Other” segment is comprised of telecommunications-related businesses that all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operating companies. These support businesses are epix® Internet Services (“epix”), a rural Internet service provider; and Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services. “Other” also includes our corporate entity.

As of December 31, 2003, CT served over 338,400 switched access lines. In 1997, we formally launched our facilities-based CLEC, CTSI. CTSI operates in three “edge-out” regional Pennsylvania markets that border CT’s markets and that, we believe, offer attractive market demographics, such as higher population density and a higher concentration of businesses. In late 2002, we extended our operations into select areas of Pennsylvania’s Lehigh Valley. We view this as an extension of our current Central market (Lancaster/Reading/York), rather than the establishment of a fourth regional market. CTSI served over 138,600 switched access lines as of December 31, 2003, which were mainly business customers.

Beginning in 1998, CTSI expanded beyond its original three “edge-out” markets into five additional expansion markets in Pennsylvania, New York, Ohio and West Virginia. At the end of 2000, we developed an exit strategy for these “expansion” markets in order to refocus our attention on our three original “edge-out” markets. This strategy has allowed us to grow our operating income and significantly reduced our capital needs. We completed our withdrawal from these markets by June 30, 2001.

Revenue

CT’s revenue is derived primarily from access, local service, enhanced services, local long-distance (intraLATA toll), long-distance service revenue and Jack Flash DSL. Access revenue consists primarily of charges paid by long-distance companies for access to our network in connection with the completion of long-distance telephone calls. Local service revenue consists of charges for local exchange telephone services, including monthly tariffs for basic local service. Enhanced services revenue is derived from service for special calling features, such as Caller ID and Call Waiting. Local long-distance and long-distance revenues consist of charges for such services paid by CT’s customers. Jack Flash DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to CT’s customers.

CTSI’s revenue is derived primarily from access, local service, competitive access, Internet access from dedicated and Jack Flash DSL, local long-distance (intraLATA toll) and long-distance service revenue. Access revenue consists primarily of charges paid by long-distance companies and other non-CLEC customers for access to our network in connection with the completion of long-distance telephone and local calls and the delivery of other services. Access revenue also includes recurring trunking revenue and reciprocal compensation. Local service revenue consists of charges for local exchange telephone services, including monthly recurring charges for basic services and special calling features. Competitive access revenue consists of charges for point-to-point connections. Internet access revenue consists of charges for dedicated Internet access provided to CTSI’s customers. Jack Flash DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to CTSI’s customers. Long-distance revenue consists of charges for long-distance service paid by CTSI’s customers.

Our “Other” business segment includes the revenue from epix and Commonwealth Communications. epix revenue for this segment consists of dial-up Internet access revenue. Commonwealth Communications generates revenue primarily from telecommunications projects, including installation of telephone systems for business customers, cabling projects and telecommunications systems design.

Operating Costs

Our operating costs and expenses for each of our segments primarily include access charges and other direct costs of sales, payroll and related benefits, selling and advertising, software and information system services and general and administrative expenses. These costs have increased over time as we have grown our operations and revenues. We expect these costs to continue to increase as our revenue growth continues, but generally at a slower rate than revenue growth. CTSI also incurs additional costs related to leased local loop charges associated with providing last mile access, circuit rentals, engineering costs, colocation expense, terminating access for local calls and long-distance expense. CLD also incurs long-distance expense associated with purchasing long-distance minutes on a wholesale basis from a third party provider. CC also incurs expenses primarily related to equipment and materials used in the course of the installation and provisioning of service.

Capital Expenditures

We incur capital expenditures associated with access line growth, expenditures for upgrading existing facilities and costs related to the provisioning of DSL services in CT and CTSI territories. Capital expenditures associated with access line growth, comprising a significant portion of our overall capital spending, are success-based and therefore result in incremental revenue.

Selected Segment Data

We have included certain segment financial data in the tables below. Operating income (loss) is the primary measure used by our management to assess the performance of each segment.

	For the Years Ended December 31,
	2003	2002	2001
Sales:
CT	$223,827	$207,978	$198,582

CTSI—edge-out	85,336	84,006	73,061
CTSI—expansion	—	—	5,563

Total CTSI	85,336	84,006	78,624

Other	26,559	26,571	29,408

Total	$335,722	$318,555	$306,614

	For the Years Ended December 31,
	2003	2002	2001
Operating income (loss):
CT	$97,153	$86,613	$77,017

CTSI—edge-out	8,978	10,714	2,540
CTSI—expansion*	1,636	3,940	6,637

Total CTSI	10,614	14,654	9,177

Other	(4,386)	(4,672)	(9,433)

Total	$103,381	$96,595	$76,761

*	Years ended December 31, 2003, 2002 and 2001 include restructuring reversals of $1,636, $3,940 and $9,287, respectively.

	As of December 31,
	2003	2002	2001
Access lines:
CT access lines	338,462	337,849	330,666
CTSI access lines	138,667	126,649	112,396

Total	477,129	464,498	443,062

2003 vs 2002

For the year ended December 31, 2003, our consolidated sales increased $17,167 or 5.4% and were $335,722 and $318,555 for the years ended December 31, 2003 and 2002, respectively. Higher sales at CT of $15,849 and CTSI of $1,330 contributed to the increase. Other sales declined by $12. Operating expenses increased $10,381 from an increase in consolidated costs and expenses of $8,689 primarily due to increased pension cost and an operating tax settlement recorded in 2002 that did not recur in 2003, higher depreciation expense of $2,921, a lower positive settlement in 2003 associated with our 2000 restructuring charge, partially offset by charges in 2002 of $2,333 associated with the Voluntary Retirement Program that did not recur in 2003 and the elimination of management fees as a result of the management services agreement with RCN, which were $1,200 in 2002. Operating income increased $6,786 as a result of the increase in sales, offset by the increases in operating expenses discussed above. Consolidated net income was $72,865 or $3.07 per diluted share for the year ended December 31, 2003, including a cumulative effect accounting adjustment of $13,230 or $0.55 per diluted share from the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Net income was $57,124 or $2.42 per diluted share for the year ended December 31, 2002. Contributing to the increase in net income is the increase in operating income and the cumulative effect accounting adjustment, partially offset by an increase in interest expense due to the sale of convertible notes in July 2003.

CT

CT’s sales were $223,827 and $207,978 for the years ended December 31, 2003 and 2002, respectively. The sales increase of $15,849 or 7.6% is primarily due to higher access revenue, recovery of a portion of WorldCom receivables previously written-off and increased enhanced services revenue, partially offset by lower toll revenues. Installed access lines increased 613 or 0.2%; CT’s sale of business lines contributed to this access line growth. CT’s residential lines declined as additional lines were disconnected from customers switching to DSL and other high-speed products and non-wireline providers.

Interstate access revenue increased $8,084 resulting from an increase in the National Exchange Carrier Association (“NECA”) average schedule formulas, growth in access lines, an increase in special access circuits and an increase in minutes of use. State access revenue increased $2,438 primarily as a result of an increase in minutes of use. In addition, enhanced service revenue increased $718 primarily from Caller ID and certain other enhanced services sales. In the third quarter of 2003, a third party vendor assumed our WorldCom receivables resulting in a recovery of $965 of amounts previously written-off. Local service revenue decreased $273 primarily due to the one-time surcharge refund and a revision in the way CT treats state tax surcharges, partially offset by increases in access lines and a regulatory rate increase of $0.21 in May 2002 for substantially all dial-tone lines, based on a Gross Domestic Product Price Index (GDPPI) rate increase. IntraLATA toll and long-distance revenues decreased $358 primarily as a result of lower market share due to attractive calling packages offered by several non-wireline providers in certain areas of CT’s territory, a trend we expect to continue, partially offset by a new low-rate long-distance product offering. Jack Flash sales increased $1,476 due to an increase in subscribers.

CT’s costs and expenses, excluding depreciation, amortization, management fees, restructuring charges (reversals) and Voluntary Retirement Program (“costs and expenses”) were $79,730 and $74,614 for the years ended December 31, 2003 and 2002, respectively. Costs and expenses increased $5,116 or 6.9% due to a favorable operating tax settlement of $2,589 recorded in the fourth quarter of 2002 that did not recur in 2003 and also due to the new long-distance product offering. Costs and expenses of Jack Flash increased due to an increase in network support costs and an increase in DSL sales. Costs and expenses also increased as a result of higher local terminating expense, higher snow removal costs, higher utility costs, additional costs to maintain our properties and higher data base dip charges due to growth in Caller ID revenues. These increases were partially offset by lower payroll costs due to the realignment of our management staff that occurred late in the fourth quarter of 2002 and lower advertising costs.

Other operating expenses increased $193 or 0.4% for the year ended December 31, 2003. The increase was due to an increase in depreciation and amortization expense of $1,517 or 3.3% to $46,944 as a result of higher depreciable plant from capital expenditures in 2002 and 2003. This increase was partially offset by the elimination of management fees of $1,324.

CT’s operating income increased $10,540 or 12.2% to $97,153 for the year ended December 31, 2003. The increase was a result of the items discussed above.

CTSI

CTSI’s sales were $85,336 and $84,006 for the years ended December 31, 2003 and 2002, respectively. This increase of $1,330 primarily represents an increase in local service, primarily from an increase in installed access lines; and increases in long-distance, customer point-to-point circuit revenues and Internet access from dedicated and DSL. At December 31, 2003, CTSI had 138,667 installed access lines as compared to 126,649 at December 31, 2002, an increase of 12,018 or 9.5%. CTSI’s net line additions were lower versus the recent past due to a loss of access lines in the fourth quarter of 2003 in connection with the reconfiguration of a key business customer’s network. The increase in point-to-point circuit revenue is due to Internet and cellular providers using our circuits to allow their networks to tie into the switched network system. Also contributing to the increase in revenue was an increase in Internet Service Provider, or ISP traffic. For the year ended December 31, 2003, CTSI recorded $12,258 or 14.4% of its revenues from compensation revenue associated with ISP traffic, as compared to $11,961 or 14.2% for the same period in 2002.

CTSI derives a substantial portion of its revenues from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 23.2% and 24.7% of CTSI’s revenues for the years ended December 31, 2003 and 2002, respectively. This percentage will decrease in the future as a result of our approximately $700 per month reduction in revenue from our revised percent of local usage (PLU) factor with Verizon. These high-margin revenues include services provided directly to the ISP including local and cap-type services and indirect services including reciprocal compensation and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends toward declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results could be negatively impacted.

The increases in revenue were partially offset by the continued reduction in access revenue resulting from a modification to certain transport billings related to access trunking by approximately $1,200 per quarter that began in the third quarter of 2002. This modification is a result of a dispute between CTSI and Verizon regarding billing for these transport trunking facilities. In February 2004, Verizon filed a Petition for Resolution of a Dispute with the Pennsylvania PUC, seeking a refund and/or credits for approximately $7.9 million in facilities charges that CTSI billed to Verizon over a two-year period. CTSI has answered Verizon’s complaint, denying all liability, and asking the Pennsylvania PUC to render a decision in favor of CTSI.

Revenues are also reduced by the continued implementation of the FCC mandated interstate access rate reduction. The FCC rate ceilings will result in continued reductions in the revenues CTSI receives from interstate access charges and reciprocal compensation. In addition, industry-wide trends toward declining usage of dial-up Internet access and of long-distance services generally, may have a negative impact on these revenues. CTSI’s revenues from access charges and reciprocal compensation are also affected by the mix of traffic delivered to it by other carriers for termination to CTSI customers. Verizon has recently notified CTSI of a reduction in the proportion of its delivered traffic that will be subject to intrastate access charges, and a corresponding increase in the proportion that will be subject to reciprocal compensation rates based on a revised PLU factor. Because the reciprocal compensation rates are much lower than access charges, this change in traffic mix negatively affected CTSI’s revenues by approximately $700 per month, beginning in November 2003.

Costs and expenses were $55,610 and $53,983 for the years ended December 31, 2003 and 2002, respectively. The increase of $1,627 is primarily due to additional circuit rental expense, leased local loop charges and increased costs related to Internet revenue growth, partially offset by reduced bad debt and advertising expenses.

Other operating expenses increased $3,743 or 24.4% for the year ended December 31, 2003 primarily as a result of a lower positive settlement of $2,304 in 2003 associated with our 2000 restructuring charge. Depreciation and amortization expense increased $1,835 or 9.7% to $20,748 as a result of higher depreciable plant from capital expenditures in 2002 and 2003, primarily associated with increased installed access lines. This increase was partially offset by the elimination of management fees of $396.

CTSI’s operating income decreased $4,040 or 27.6% to $10,614 for the year ended December 31, 2003. The decrease was a result of the items discussed above.

Other

Other sales were $26,559 and $26,571 for the years ended December 31, 2003 and 2002, respectively. The decrease of $12 is due to a decrease in epix sales, offset by an increase in CC sales.

epix sales decreased $1,063 or 8.7% due to a decrease in dial-up subscribers as customers move to DSL and other high-speed products. CC sales increased $1,051 or 7.3% primarily due to an increase in new business systems sales. The operating results of CC are subject to fluctuations due to its less predictable revenue streams, market conditions and the effect of competition on margins.

Costs and expenses were $27,500 and $25,554 for the years ended December 31, 2003 and 2002, respectively. Expenses at the corporate entity increased primarily due to increased pension expense from a decline in pension assets in 2002. This increase was partially offset by reduced costs and expenses at epix of $1,435 primarily as a result of a decrease in subscribers, lower rent expense, a reduction in headcount and lower toll charges. CC costs and expenses were $12,969 and $13,144 for the years ended December 31, 2003 and 2002, respectively. Costs and expenses decreased $175. This change was due to a favorable settlement of an outstanding project dispute and a reduction in headcount, partially offset by an increase in costs of $790 due to the increase in sales.

Other operating expenses decreased $2,244 or 39.4% for the year ended December 31, 2003. The decrease was primarily the result of a $2,333 charge in 2002 associated with the Voluntary Retirement Program described below that did not recur in 2003. Depreciation and amortization expense decreased $431 or 11.1% to $3,445. This decrease was partially offset by an increase of $520 attributable to the elimination of management fees allocations.

The operating loss in Other was ($4,386) for the year ended December 31, 2003 as compared to ($4,672) for the year ended December 31, 2002. The change was a result of the items discussed above.

Restructuring Charges (Reversals)

In December 2000, we announced that we would exit CTSI’s five expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) launched over the preceding two years. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). At December 31, 2003, we carry a liability of $812 relating primarily to an estimated customer claim relating to the assignment of customers to another CLEC. See Note 4 to the Consolidated Financial Statements for additional information.

Voluntary Retirement Program

On December 12, 2001, we initiated a Voluntary Retirement Program (“VRP”). The program was offered to certain eligible employees across all of our operations. The VRP was largely funded from pension assets, and therefore, nearly 80% of the cost was non-cash to the Company. In the fourth quarter of 2001, we recorded a charge of $5,388 ($3,502 after-tax) of which $4,120 represented non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $1,268 related to medical insurance and other program expenses. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, $2,333 ($1,423 after-tax) was recorded in the first quarter of 2002. The VRP costs of $2,333 represent $1,805 of non-cash charges related primarily to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $528 related to medical insurance and other program expenses. See Note 10 to the Consolidated Financial Statements for additional information.

Interest Expense

Interest expense includes interest on our convertible notes, CT’s mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives) (“CoBank”), interest on revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps on $70,000 of floating rate debt to hedge against interest rate exposure. Interest expense was $13,560 for the year ended December 31, 2003 as compared to $10,483 for the year ended December 31, 2002. The increase of $3,077 is primarily a result of our issuance of convertible notes in July 2003.

Income Taxes

Our effective tax rates were 37.2% and 37.2% for the years ended December 31, 2003 and 2002, respectively. In 2002, we received a non-recurring beneficial impact due to the tax law change that increased the amount of net operating losses allowed to be carried forward for state tax purposes. In December 2002, we reorganized our legal entity structure to allow the Pennsylvania state taxable losses of CLD and epix to be offset against state taxable income of CT, a benefit we realized in 2003. We anticipate our 2004 effective tax rate to be approximately 38%. For an analysis of the change in income taxes, see Note 11 to the Consolidated Financial Statements.

2002 vs 2001

For the year ended December 31, 2002, our consolidated sales increased 3.9% to $318,555. Higher sales at CT of $9,396 and CTSI of $5,382 contributed to the increase, but were partially offset by a decline in Other sales of $2,837. Operating income increased $19,834 primarily as a result of the increase in consolidated sales and lower costs in providing these sales, a decrease in costs due to our exit from the CTSI expansion markets and lower charges in 2002 in connection with the Voluntary Retirement Program that was initiated in December 2001. This increase in operating income was partially offset by an increase in depreciation expense of $3,634 and a lower positive settlement in 2002 associated with our 2000 restructuring charge. Net income increased by $13,992 in 2002 primarily due to the increase in operating income and a decrease in interest expense of $7,865, partially offset by an increase in income taxes of $12,958. Net income was $57,124 or $2.42 per diluted share and $43,132 or $1.84 per diluted share for the years ended December 31, 2002 and 2001, respectively.

CT

CT’s sales were $207,978 and $198,582 for the years ended December 31, 2002 and 2001, respectively. The sales increase of $9,396 or 4.7% is primarily due to higher access revenues and an increase in local service and enhanced services revenues. This increase in revenue is offset by lower intraLATA toll revenues and a charge from the write-off of WorldCom receivables of $2,000 that was recorded as contra-revenue. The increase in revenue is attributable to an increase in installed access lines of 7,183 or 2.2%. The increase in our RLEC’s access lines is due to a 5.5% growth in the number of business lines installed. The continued marketing of residential additional lines resulted in an increase in residential additional line penetration from 39.4% in 2001 to 40.4% in 2002.

Interstate access revenue increased $6,134 resulting from an increase in the NECA average schedule formulas, growth in access lines, an increase in special access circuits and an increase in minutes of use. State access revenue increased $4,266 primarily as a result of an increase in minutes and access line growth. Local service revenue increased $1,591 as a result of an increase in access lines and a GDPPI rate increase of $0.21 for substantially all dial-tone lines in May 2002. In addition, enhanced service revenue increased $1,348 primarily from Caller ID and certain other custom calling features. Jack Flash sales increased $1,488 due to an increase in subscribers. IntraLATA toll and long-distance revenues decreased $3,115 primarily as a result of lower market share due to customers selecting alternate lower cost service providers and attractive calling packages offered by several non-wireline providers in certain areas of CT’s territory.

CT’s costs and expenses, excluding depreciation, amortization, management fees, restructuring charges (reversals) and Voluntary Retirement Program (“costs and expenses”) were $74,614 and $78,048 for the years ended December 31, 2002 and 2001, respectively. CT’s costs and expenses decreased $3,434 or 4.4% due to a decrease in long-distance costs from the decrease in long-distance sales; a favorable operating tax settlement of $2,589 recorded in the fourth quarter of 2002; lower advertising costs and other costs to roll out Jack Flash; reductions in Pennsylvania capital stock tax due to certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state; and savings due to the Voluntary Retirement Program. These reductions were partially offset by increased payroll costs resulting from annual salary increases and performance-based incentives and higher expenses for higher data base dip charges due to the growth in Caller ID revenues.

Other operating expenses increased $3,234 or 7.4% for the year ended December 31, 2002. The increase was due to an increase in depreciation and amortization expense as a result of higher depreciable plant from capital expenditures in 2001 and 2002.

CT’s operating income increased $9,596 or 12.5% to $86,613 for the year ended December 31, 2002. The increase was a result of the items discussed above.

CTSI

CTSI’s sales were $84,006 (edge-out $84,006; expansion $0) and $78,624 (edge-out $73,061; expansion $5,563) for the years ended December 31, 2002 and 2001, respectively. This increase of $5,382 (edge-out $10,945; expansion ($5,563)) in sales represents an increase in local service, access and customer point-to-point circuit revenues. This increase included a reduction in access revenue resulting from a modification to certain transport billings related to access trunking. This modification is a result of a dispute between CTSI and Verizon regarding billing for these transport trunking facilities. The increase in revenue is in part a result of an increase in installed access lines. For the year ended December 31, 2002, CTSI had 126,649 installed access lines as compared to 112,396 at December 31, 2001, an increase of 14,253 or 12.7%. Also contributing to the increase in revenue was an increase in ISP traffic. For the year ended December 31, 2002, CTSI recorded $11,961 or 14.2% of its edge-out market revenues from compensation revenue associated with ISP traffic, as compared to $10,242 or 14.0% for the same period of 2001. Internet and cellular providers using our circuits to allow their networks to tie into the switched network system contributed to an increase of $2,722 in point-to-point circuit revenue.

Costs and expenses were $53,983 (edge-out $53,983; expansion $0) and $61,476 (edge-out $53,263; expansion $8,213) for the years ended December 31, 2002 and 2001, respectively. The decrease of $7,493 (edge-out $720; expansion ($8,213)) is primarily due to the decline in the expenses of the expansion markets due to our exit from those markets. The increase in costs in the edge-out markets is due to additional circuit rental expense, higher management information systems charges and increased payroll costs resulting from annual salary increases and performance-based incentives. These higher expenses were substantially offset by reduced bad debt expense due to improved collection efforts and a reduction in terminating access charges from independent local exchange carriers.

Other operating expenses increased $7,398 or 92.8% for the year ended December 31, 2002 primarily as a result of a lower positive settlement of $5,347 in 2002 associated with our 2000 restructuring charge.

Depreciation and amortization expense increased $2,051 or 12.2% to $18,913 as a result of higher depreciable plant from capital expenditures in 2001 and 2002, primarily associated with increased installed access lines.

CTSI’s operating income increased $5,477 or 59.7% to $14,654 for the year ended December 31, 2002. The increase was a result of the items discussed above.

Other

Other sales were $26,571 and $29,408 for the years ended December 31, 2002 and 2001, respectively. The decrease of $2,837 or 9.6% is due to a decrease in both CC and epix sales.

CC sales decreased $1,792 or 11.1% primarily due to a decrease in business systems upgrade sales and non-recurring Premises Distribution Systems cabling sales. epix sales decreased $1,045 or 7.9% versus 2001 due to a decrease in dial-up subscribers.

Costs and expenses were $25,554 and $28,446 for the years ended December 31, 2002 and 2001, respectively. CC costs and expenses were $13,144 and $15,016 for the years ended December 31, 2002 and 2001, respectively. The decrease of $1,872 is the result of decreased costs associated with a decrease in sales. epix costs and expenses decreased $1,417 due to lower transport costs, a reduction in headcount and reduced bad debt expense due to improved collection efforts.

Other operating expenses decreased $4,706 or 45.3% for the year ended December 31, 2002. The decrease was primarily the result of a lower charge of $3,055 in 2002 associated with the Voluntary Retirement Program described below. Depreciation and amortization expense decreased $1,651 or 29.9% to $3,876.

The operating loss in Other was ($4,672) for the year ended December 31, 2002 as compared to ($9,433) for the year ended December 31, 2001. The change was a result of the items discussed above.

Restructuring Charges (Reversals)

In December 2000, we initiated an exit strategy for CTSI to reduce its network expansion plan from a total of eight markets to three markets. This strategy was aimed at focusing on the three “edge-out” markets adjacent to CT’s rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). CTSI had completed its withdrawal from the five non-“edge-out” expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) by June 30, 2001. At December 31, 2002, we carried a liability of $2,029. See Note 4 to the Consolidated Financial Statements for additional information.

Voluntary Retirement Program

On December 12, 2001, we initiated a Voluntary Retirement Program (“VRP”). The program was offered to certain eligible employees across all of our operations. The VRP was largely funded from pension assets, and therefore, nearly 80% of the cost was non-cash to the Company. In the fourth quarter of 2001, we recorded a charge of $5,388 ($3,502 after-tax) of which $4,120 represented non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $1,268 related to medical insurance and other program expenses. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, $2,333 ($1,423 after-tax) was recorded in the first quarter of 2002. The VRP costs of $2,333 represent $1,805 of non-cash charges related primarily to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $528 related to medical insurance and other program expenses. See Note 10 to the Consolidated Financial Statements for additional information.

Interest Expense

Interest expense includes interest on CT’s mortgage note payable to CoBank, interest on CTE’s revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps of $90,000 on floating rate debt to hedge against interest rate exposure. Interest expense was $10,483 for the year ended December 31, 2002 as compared to $18,348 for the year ended December 31, 2001. The decrease of $7,865 is primarily due to lower average debt outstanding and lower interest rates on variable rate debt not subject to interest rate swaps. Interest expense on CT’s mortgage note payable to CoBank decreased as a result of scheduled principal payments. The decrease is also due to the recording in the fourth quarter 2002 of interest from an operating tax settlement of $1,518.

Income Taxes

Our effective tax rates were 37.2% and 32.6% for the years ended December 31, 2002 and 2001, respectively. In 2002, we received a one-time beneficial impact from tax law changes in Pennsylvania for net operating loss (“NOL”) carryforwards. Our lower 2001 effective rate was due to tax benefits of approximately $7.3 million recorded as a result of tax strategies implemented during 2001. These strategies included allowing the state of Pennsylvania tax losses of CTSI to be offset against state of Pennsylvania taxable income of CT. Also, CT has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. In addition, the 2001 effective tax rate reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these strategies. We received continued savings from these tax strategies in 2002. For an analysis of the change in income taxes, see Note 11 to the Consolidated Financial Statements.

Liquidity and Capital Resources

	December 31,
	2003	2002
Cash and temporary cash investments	$336,035	$34,935
Working capital (deficit)	251,788	(40,889)
Long-term debt (including current maturities, notes payable and capital lease obligations)	396,380	151,495

On July 18, 2003, we sold $300,000 of 3.25% convertible notes due 2023. The net proceeds from this offering, in addition to cash generated from operations, are being and will be used for working capital, capital expenditures and other general corporate purposes. In addition, other uses of cash may include potential acquisitions, new product offerings, debt retirement and common stock repurchases. While we do not presently intend to pay cash dividends on our common stock, we may decide to pay such dividends in the future. The payment of any cash dividends in the future will be at the discretion of our Board of Directors. The declaration of any cash dividend and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our Board of Directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends. On July 2, 2003 we repaid in full all amounts outstanding on the $240,000 revolving credit facility, which totaled $5,000, and terminated this facility and all commitments thereunder on July 17, 2003.

We announced a $100 million Stock Repurchase Program on November 13, 2003 and a $50 million addition to the program on February 10, 2004. The Stock Repurchase Program has no expiration date. As of December 31, 2003, we had repurchased 1,179,200 shares with an average purchase price of $36.776. As of February 29, 2004, we had repurchased 1,709,310 shares with an average purchase price of $37.055, and total dollars traded of approximately $63.3 million.

We have the following financing arrangements in place:

	December 31, 2003		December 31, 2002
	Balance	Available	Balance	Available
Revolving credit facility*	$—	$—	$30,000	$210,000
Credit agreement—CoBank	29,521	—	56,309	—
Revolving line of credit—CoBank	65,000	—	65,000	—
Convertible notes	300,000	—	—	—

Total	$394,521	$—	$151,309	$210,000

*	This facility was terminated on July 17, 2003.

Cash and temporary cash investments were $336,035 at December 31, 2003, as compared to $34,935 at December 31, 2002. For purposes of reporting cash flows, we consider all highly liquid investments with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are investments in high quality, diversified money market mutual funds. We monitor fund performance of money market mutual funds available to us on a quarterly basis to maximize returns and insure investment quality. Our working capital ratio was 2.56 to 1 at December 31, 2003, as compared to .75 to 1 at December 31, 2002. The net increase is due to the proceeds from the convertible notes, increased liquidity provided by operations and reductions in capital spending.

	As of December 31,
Net cash provided by (used in):	2003	2002	2001
Operating activities	$150,275	$131,178	$119,336
Investing activities	(43,736)	(50,251)	(62,297)
Financing activities	194,561	(73,290)	(66,787)

For the year ended December 31, 2003, our net cash provided by operating activities was $150,275 comprised of net income of $72,865, non-cash depreciation and amortization of $71,137 and other non-cash items and working capital changes of $6,273. Net cash used in investing activities of $43,736 consisted primarily of additions to property, plant and equipment of $47,372. Net cash provided by financing activities of $194,561 consisted primarily of proceeds from the issuance of long-term debt of $300,000, partially offset by the net redemption of debt of $56,788 and stock repurchases of $43,367.

We maintain a credit agreement with CoBank at interest rates which are based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2003, the weighted average interest rate was 6.79% on borrowings of $29,521. To take advantage of our favorable cash position, on September 3, 2003 we paid $18,625 on our mortgage note payable to CoBank.

An amended revolving line of credit agreement with CoBank was entered into in June 2003, that extended the availability of credit to June 2004. The aggregate amount outstanding on this commitment was $65,000 at December 31, 2003 and 2002. This agreement contains restrictive covenants which, among other things, requires the maintenance of a specific debt to cash flow ratio at CT. We may refinance this line of credit when it becomes due in June 2004.

We expect to have adequate resources to meet our currently foreseeable obligations and development plans for our CTSI markets and customer demand for additional capacity and service. In addition to cash generated from operations, sources of funding for any additional capital requirements or acquisitions may include financing from public offerings or private placements of equity and/or debt securities and bank loans. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of our development plans and expenditures.

On April 2, 2002, we completed a 4,898,000-share secondary offering of our common stock. In December 2002, a 4,741,326-share secondary offering of our common stock was also completed. All of these shares were offered by a subsidiary of Level 3 Communications, Inc. As such, we did not receive any proceeds from the sale of shares in these offerings.

On April 24, 2003, we entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with Level 3 Communications, Inc. (“Level 3”) and Eldorado Equity Holdings, Level 3’s indirect, wholly-owned subsidiary. Under the terms of the Recapitalization Agreement, we agreed to amend our existing charter to: (i) reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock; and (ii) eliminate from the existing charter the CTE Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions. Level 3 agreed, pursuant to the terms of the Recapitalization Agreement, to vote its shares in favor of the reclassification and the related charter amendments. At the Annual Meeting on September 3, 2003, shareholders approved the proposal to reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock. CTE now has only one class of common stock, with each outstanding share having one vote in corporate governance matters. As a result of the reclassification, Level 3’s ownership was reduced to approximately 4.6% of the outstanding CTE Common Stock and correspondingly approximately 4.6% of the voting power.

On January 21, 2004, Level 3 announced that it had privately-negotiated a sale of its remaining 1,108,596 shares of CTE Common Stock to an institutional investor. In connection with this transaction, certain registration rights were assigned by Level 3 to the purchaser.

Off Balance Sheet Arrangements, Contractual Obligations and Commitments

We have contractual obligations and commercial commitments made in the ordinary course of business. The commercial obligations, financings and commitments made by us are customary transactions, similar to those of other comparable telecommunications providers.

The tables set forth below contain information with regard to disclosures about contractual obligations and commercial commitments. These disclosures are also included in the Notes to the Consolidated Financial Statements and cross referenced in the tables below.

The following table discloses aggregate information about our contractual obligations as of December 31, 2003, and the periods in which payments are due:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Footnote reference(1)
Debt maturing within one year	$70,623	$70,623	$—	$—	$—	8
Long-term debt	323,898	—	16,869	307,029	—	8
Pension and other postretirement benefits	5,178	2,578	1,199	532	869	10
Capital lease obligations(2)	2,026	848	1,178	—	—	12
Operating leases	23,000	3,045	7,312	3,177	9,466	12
Purchase obligations(3)	59,565	15,720	14,362	9,390	20,093	12

Total contractual obligations	$484,290	$92,814	$40,920	$320,128	$30,428

As of December 31, 2003 we have no letters of credit or other financial guarantees outstanding.

The following table discloses aggregate information about our derivative instruments, the source of fair value of these instruments and their maturities:

	Fair Value of Contracts at Period-Ended
Source of fair value	Total Fair Value	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference(1)
Prices provided by external sources(4)	$(3,830)	$(1,021)	$(2,809)	$—	$—	13

(1)	Refers to the Notes to our Consolidated Financial Statements included herein.
(2)	Represents total obligations, including interest components.
(3)	Purchase obligations include: outstanding purchase orders and commitments, a commitment for the provision of data processing services and the management of our data processing operations, committed software purchases and pole and conduit rental payments through 2013.
(4)	Fair value of interest rate swaps at December 31, 2003, was provided by the counterparties to the underlying contracts using consistent methodologies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

We measure the fair value of the convertible debt based upon current market prices or by obtaining quotes from dealers. The fair value of bank debt is estimated using discounted cash flow calculations. The table that follows summarizes the fair values of our fixed and variable rate debt. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the weighted average interest rate.

As of December 31, 2003	Carrying Amount	Fair Value	Fair Value Assuming +100 Basis Point Shift	Fair Value Assuming –100 Basis Point Shift
Fixed rate long-term debt	$323,950	$332,664	$319,768	$346,244
Variable rate long-term debt and notes payable	70,571	70,571	69,591	71,572

We manage our interest rate risk through a combination of variable and fixed rate debt instruments at varying maturities and by using interest rate swaps. In the second quarter of 2001, we entered into additional interest rate swap agreements totaling $55,000 in order to maintain a targeted mix of floating and fixed rate debt. Hedges 1 and 2 totaling $25,000 matured in the second quarter 2002, and were not renewed. Additionally, Hedge 5 in the amount of $15,000 matured in the third quarter 2002, and was not renewed. Hedge 7 matured in May 2003, and was not renewed.

The table below provides information about our interest rate swaps. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The estimated fair value amounts have been provided to us by the financial institutions with which we have swap contracts using consistent valuation methodologies.

Variable to Fixed:	Maturity Date	Interest Rate	Fixed Notional Amount	Approximate Fair Value as of December 31, 2003
Hedge 3	2004	5.78%	$20,000	$(465)
Hedge 4	2004	6.13%	15,000	(556)
Hedge 6	2006	5.40%	35,000	(2,809)

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain estimates require more subjectivity or judgment than others. We review the critical accounting estimates, judgments and degrees of subjectivity inherent in these estimates with the Company’s Audit Committee. These critical accounting estimates are:

•	We use the composite group remaining life method and straight-line composite rates to depreciate the assets of CT and CTSI. We periodically review data on asset retirement activity, salvage values and fixed asset lives in order to assess depreciation rates. If actual outcomes differ from our estimates and assumptions, we may be required to adjust depreciation, which could impact our earnings. The effect of increasing the average useful lives of our telephone plant by one year would result in a decrease in depreciation expense of approximately $5.4 million; the effect of reducing the average useful lives of our telephone plant by one year would result in an increase in depreciation expense of approximately $6.3 million.

•	We calculate the costs of providing retiree benefits under the provisions of SFAS No. 87 and SFAS No. 106. The key assumptions used in making these calculations are disclosed in Note 10 to the Consolidated Financial Statements. The most significant of these assumptions are the discount rate used to value the future obligations and expected return on plan assets. We select discount rates commensurate with current market interest rates on high-quality, fixed-rate debt securities. The expected return on assets is based on our current view of the long-term returns on assets held by the plan, which is influenced by historical averages. Pension expense for 2003 would have increased approximately $0.2 million if our expected return on plan assets were one quarter of one percent lower. The expense would have increased approximately $0.4 million if our assumed discount rate were one quarter of one percent lower, and would have decreased $0.4 million if our assumed discount rate were one quarter of one percent higher. The benefit obligation at December 31, 2003 would have been increased by approximately $2.6 million if our assumed discount rate were one quarter of one percent lower.

•	We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. The amount of the deferred tax asset valuation could change if estimates of future taxable income during the carryforward period are revised, or if the carryforward period for net operating losses in tax jurisdictions are changed.

•	CT’s interstate access charges are subject to a pooling process with the National Exchange Carrier Association. Final interstate revenues are based on nationwide average costs applied to certain demand quantities. We estimate revenues earned through this process, which are subject to adjustments that may either increase or decrease the amount of interstate access revenues and receivables. Historically, we have not experienced significant adjustments to our revenues as a result of our participation in this pooling process.

•	We review the valuation of accounts receivable on a periodic basis. The allowance for doubtful accounts is estimated based on historical experience and future expectations of conditions that may impact our ability to collect on our accounts receivable. If actual outcomes differ from our estimates and assumptions, or if our assumptions are revised based on additional or changed information, we may be required to make adjustments which could impact our earnings.

•

Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside the Company with respect to matters in the ordinary course of business. We record a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable. If actual outcomes differ from our estimates and assumptions, or if our assumptions are revised based on additional or changed information, we may be required to make adjustments which could impact our earnings.

•	Our revenues are also affected by the terms of our various carrier agreements by which certain interstate traffic is subject to a percent interstate usage (“PIU”) factor and certain intrastate traffic is subject to a percent local usage (“PLU”) factor. These factors may be updated based on actual traffic patterns. Revisions to the PIU and PLU factors could have an impact on our results of operations.

Related and Like Parties

On April 2, 2002, we completed a 4,898,000-share secondary offering of our common stock. In December 2002, a 4,741,326-share secondary offering of our common stock was also completed. All of these shares were offered by a subsidiary of Level 3 Communications, Inc. As such, we did not receive any proceeds from the sale of shares in these offerings.

On April 24, 2003, we entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with Level 3 Communications, Inc. (“Level 3”) and Eldorado Equity Holdings, Level 3’s indirect, wholly-owned subsidiary. Under the terms of the Recapitalization Agreement, we agreed to amend our existing charter to: (i) reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock; and (ii) eliminate from the existing charter the CTE Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions. Level 3 agreed, pursuant to the terms of the Recapitalization Agreement, to vote its shares in favor of the reclassification and the related charter amendments. At the Annual Meeting on September 3, 2003, shareholders approved the proposal to reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock. CTE now has only one class of common stock, with each outstanding share having one vote in corporate governance matters. As a result of the reclassification, Level 3’s ownership was reduced to approximately 4.6% of the outstanding CTE Common Stock and correspondingly approximately 4.6% of the voting power.

On January 21, 2004, Level 3 announced that it had privately-negotiated a sale of its remaining 1,108,596 shares of CTE Common Stock to an institutional investor. In connection with this transaction, certain registration rights were assigned by Level 3 to the purchaser.

Four of our directors are also directors of Level 3. Our Chairman, Walter Scott, Jr., is also the Chairman of Level 3. We have entered into a month-to-month agreement with Level 3 to provide Internet backbone and colocation services.

We have existing relationships with RCN Corporation (“RCN”), which is an affiliate of Level 3. Also, Level 3 owns approximately 22% of the outstanding equity securities of RCN. On April 23, 2003, Michael Adams and Timothy Stoklosa resigned from our Board of Directors. Both were officers of RCN. Presently, five of our directors also serve on the Board of Directors of RCN. Late in 2002, we terminated a month-to-month long-distance resale agreement and a management service agreement with RCN. Our existing relationships with RCN are arms-length business transactions. RCN has recently announced it may reorganize under Chapter 11 of the United States Bankruptcy Code.

Recent Accounting Pronouncements

The FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests in a variable interest entity (VIE) to consolidate the entity, and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIEs. We have completed a review of our Yellow Book, USA, L.P. Partnership activities and have determined that the entity does not qualify as a VIE under the Interpretation.

Legislative and Regulatory Developments

Commonwealth Telephone Company

Prices for CT’s (our RLEC) local and in-state long-distance services are regulated by the Pennsylvania Public Utility Commission (“PUC”). These prices are currently set under an alternative regulation plan, which the PUC approved in 1997. Under this plan, among other things, CT is protected by an exogenous events provision that recognizes and accounts for any state/federal regulatory, legislative changes or other unique changes in the telephone industry that affect revenues or expenses, thereby allowing CT to adjust rates to compensate for changes in revenues and/or expenses due to such exogenous events.

The state law authorizing this alternative form of regulation for CT and other incumbent local exchange carriers, or LECs, in Pennsylvania expired on December 31, 2003. The Pennsylvania legislature to date has not taken action to extend the PUC’s power to maintain alternative regulation, but is considering legislation to reinstate this power. Representatives of CT have been actively involved in the legislative process, both individually and through our membership in various industry organizations, to renew the legislation. We believe that CT’s alternative regulation plan remains valid, because it was approved by the PUC under the law that was in effect at the time of approval, but this is an unsettled area of the law. At this time we are unable to predict the outcome of these developments or their potential effect on our results of operations or financial condition.

In 2003, CT filed a petition with the PUC seeking an exogenous event adjustment for revenues lost due to the bankruptcies of two large interexchange carriers in 2002. If approved, this adjustment would have allowed CT to avoid a rate reduction that was required due to the low rate of inflation during the most recent plan year. In response, government agencies that represent ratepayer interests challenged CT’s surcharge treatment of certain state taxes. CT negotiated a settlement with the agencies under which no exogenous adjustment was allowed, but CT is permitted to defer rate reductions otherwise required under its alternative regulation plan for up to four years and offset them against future increases (if any); the settlement also provides for a limited one-time surcharge refund and a revision in the way CT treats state tax surcharges in the future. The PUC approved the settlement in August 2003. Pursuant to the settlement, CT issued refunds to customers of approximately $1.24 million, but will defer, for up to 4 years, annual rate reductions currently at approximately $1.6 million, and may be able to offset these deferred reductions against future rate increases to which it might otherwise be entitled.

On July 10, 2003, the PUC issued an order addressing intrastate access reform and Universal Service Funding (“USF”) reform for independent local exchange carriers in Pennsylvania. The order provides for continuation of intrastate USF funding to CT until completion of a future rulemaking proceeding by the PUC, which must be commenced no later than December 31, 2004, but which may not be completed until much later. The order also requires CT to reduce the access rates it charges to other carriers which originate or terminate intrastate long-distance calls to CT’s customers, in two phases, a mandatory first phase in 2003 and an optional second phase in 2004. These reductions are to be matched by revenue neutral increases in rates charged to CT’s basic telephone customers. Although there will be no direct impact on CT’s revenues because of this revenue neutral mechanism, the increases in monthly per-line rates may reduce demand among CT’s customers for additional lines and other services.

Settlements for our RLEC’s interstate services (consisting primarily of carrier common line settlements and access charges for interstate toll calls), which currently account for approximately 33.7% of its telephone service revenues, are regulated by the Federal Communications Commission (“FCC”) based on the “average schedule”

formulas proposed by the National Exchange Carrier Association (“NECA”). Removal of CT from the NECA average schedules could result in a significant revenue loss for CT. However, such a development is specifically listed as an exogenous event under CT’s alternative regulation plan. Monies paid to CT by NECA come from pools that are funded by all NECA companies via subscriber line charges to customers, access charges to interexchange carriers (“IXCs”) and Universal Service Funding. During the Fund’s fiscal year ending June 30, 2004, CT is entitled to receive approximately $14 million in high-cost support (Interstate Common Line Support (ICLS) and Long-Term Support (LTS)) via NECA, which is equivalent to approximately $3.46 per line per month. Changes in the Universal Service Fund formulas could have a material effect on CT’s revenues. On February 12, 2004, the FCC announced that it will amend its rules concerning Long-Term Support, which is one category of Universal Service Funding that CT currently receives; however, the FCC stated that these changes will not affect current funding levels.

The FCC is considering adopting proposed rules that would allow telephone companies such as CT to convert to a form of incentive regulation similar in some respects to CT’s existing alternative regulation plan in Pennsylvania. We are unable to predict the timing or outcome of this proposed rulemaking at this time.

Since 2001, the FCC has been considering proposed changes to its rules to unify several existing systems of inter-carrier compensation (intrastate access, interstate access, reciprocal compensation, EAS settlements, etc.) into a single coherent structure. The FCC has taken no action on these proposals to date, but may reactivate this proceeding in the near future. Various industry groups are currently developing proposals in anticipation of FCC action, and CTE has been active in efforts underway through its industry association, the United States Telecom Association (USTA). The FCC has expressed a tentative preference for moving to a “bill and keep” regime, whereby carriers would exchange traffic with one another without payment of compensation, but may also consider alternative approaches. Since CT currently derives a significant portion of its revenues from inter-carrier compensation, changes in these rules may have material effects on our revenues and earnings. However, any FCC ruling is likely to address the concerns of rural carriers like CT such as the ability to raise other rates to offset reductions in inter-carrier compensation, a transition period, and/or increased Universal Service Funding. Until the FCC adopts a specific proposal, it is impossible to predict how changes in this area may affect CT.

CT, CTSI and CLD are required to make contributions to the federal Universal Service Fund, based on their end-user revenues for interstate and international telecommunications services. Each of these companies currently passes through the cost of these contributions to its end-user customers, either as a surcharge or as part of the price of its services. The FCC made relatively modest changes to the contribution formulas in 2002. The FCC is currently considering further changes to its Universal Service Fund regulations that, if adopted, would alter the basis upon which Universal Service Fund contributions are determined and the means by which such contributions may be recovered from customers. The FCC has not yet acted on these proposals and it is not clear whether the FCC will adopt any of these proposals. Based on the foregoing, the application and effect of the Universal Service Fund requirements (and comparable state contribution requirements) on the telecommunications industry cannot be definitively ascertained at this time.

In April 2003, NPCR, Inc. d/b/a Nextel Partners (“Nextel”), a wireless telecommunications provider, petitioned the FCC to designate Nextel as an Eligible Telecommunications Carrier (“ETC”) in many areas of Pennsylvania, including all of CT’s service territory. Under the FCC’s rules implementing the Telecommunications Act of 1996, a competitive telecommunications provider that is designated as an ETC may receive the same per-line federal Universal Service Fund disbursements as an incumbent local exchange carrier (ILEC) receives, for services the competitor provides within that ILEC’s service territory. The Act specifies that in order to receive ETC authority in a territory served by a rural telephone company such as CT, the petitioner must demonstrate that it can provide service throughout the rural company’s territory within a state and that its petition is in the public interest. Under current FCC rules, certification of Nextel would not affect the USF disbursements received by CT. However, in February 2004, a federal-state joint board recommended that the FCC adopt changes to its rules that could result in some reduction of USF disbursements to CT when customers choose to obtain their “primary” telecommunications service from a competing ETC. The FCC has until

February 2005 to act upon this recommendation. CT and other rural companies in Pennsylvania have opposed Nextel’s petition on the grounds that Nextel has not satisfied the statutory standard for ETC certification. Wireless carriers have previously been designated as ETCs in other states, but Nextel is the first wireless carrier to seek ETC status in Pennsylvania. The FCC has not yet ruled on Nextel’s petition. We are unable to predict the outcome of these developments or their potential effect on our results of operations or financial condition.

Pursuant to the “rural exemption” provision of Section 251(f)(1) of the Telecommunications Act of 1996, CT is currently exempted from offering colocation, unbundled network elements (“UNEs”), wholesale discounts and other requirements of the Act that pertain to Regional Bell Operating Companies (“RBOCs”) and non-rural incumbent LECs. The rural exemption does not preclude competitors from providing telephone services within CT’s service area entirely over their own facilities. However, it requires prospective competitors who seek to interconnect with our network in order to resell services or lease unbundled network elements to go through a formal review by the Pennsylvania PUC before receiving approval. The Pennsylvania PUC may grant such approval only if it finds that the competitor’s proposal is not unduly economically burdensome, is technically feasible and is consistent with the Universal Service provisions of the Telecommunications Act. To date, no carrier has sought such a review by the Pennsylvania PUC.

However, the Act’s general requirement that telecommunications carriers interconnect networks for the exchange of traffic does apply to CT. CT has received several requests for network interconnection for the exchange of traffic between its network and the networks of other facilities-based telecommunications providers, and has entered into interconnection and reciprocal compensation agreements with several national wireless carriers providing for exchange of traffic between its network and theirs.

During 2002, the FCC directed wireless carriers to implement local number portability by November 24, 2003. On July 6, 2003, the U.S. Court of Appeals for the D.C. Circuit rejected further extensions and affirmed the November deadline for wireless local number portability. This program enables customers to keep their number when switching between carriers without regard to whether the carrier is a wireline or wireless service provider. During 2003, CT received requests from two wireless carriers seeking local number portability across much of its territory effective November 24, 2003, and has taken steps to comply with the FCC requirements. The implementation of wireless number portability could negatively impact our operations, as customers become able to transfer their residential or business telephone number to a wireless telephone.

During 1998, the FCC adopted an order that allows telecommunications carriers to recover over five years their carrier-specific costs of implementing local number portability, which allows customers to retain their local telephone numbers in the event they change local carriers. The order allows for such cost recovery in the form of a surcharge from customers to whom number portability is available. CT will seek to use this cost recovery mechanism to offset its costs of implementing number portability.

CTSI, LLC

CTSI’s prices are subject to regulation and review by the FCC and the PUC although, as a competitive provider, its rates are typically subject to much less scrutiny than those of CT, or those of Verizon which is the dominant local telephone service provider. CTSI’s costs are also affected by regulatory decisions, because CTSI relies in part on facilities and services purchased from incumbent telephone companies (primarily Verizon), including interconnection for the exchange of local traffic with other companies, in providing its services. CTSI has month-to-month interconnection agreements with Verizon and GTE.

Effective October 2, 2003, the FCC adopted significant changes to its rules requiring incumbent carriers like Verizon to offer unbundled access to network elements to competing carriers like CTSI. Under the new rules, Verizon will continue to be required to offer access to unbundled voice-grade loops, which is the network element that CTSI uses most frequently. However, Verizon will have the ability to petition the PUC in the future to restrict the availability of these loops in particular markets if it can demonstrate the presence of competitive alternatives. Verizon has not yet filed such a petition, but it has asked the PUC to restrict the availability of other network elements (including high-capacity loops and transport facilities) that CTSI does not rely on extensively. On March 2, 2004, however, the U.S. Court of Appeals vacated and remanded substantial parts of these rules to the FCC for further consideration, which could result in additional changes to the rules. Our preliminary analysis of this recent ruling is that it will not likely have a material effect on CTSI’s costs and profitability. Also, during 2003, the FCC gave notice of a proposed rulemaking in which it is considering changing the formula used by state commissions, including the Pennsylvania PUC, to determine rates for access to Verizon network elements and for interconnection to Verizon’s network. It is unknown at this time when the FCC will act on this proposal or what effects any changes in the rate formula will have on CTSI’s costs.

Under the Telecommunications Act of 1996, the Pennsylvania PUC has authority to arbitrate any disputes over the terms and conditions of interconnection between CTSI and Verizon, and the prices of various unbundled network elements CTSI purchases from Verizon. The PUC has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. The PUC operates within a framework of national rules adopted by the FCC governing network element unbundling. In 2003, the PUC approved changes in Verizon’s rates for unbundled local loops (that is, circuits connecting business and residential users’ premises to the Verizon central office). These rates, which are scheduled to become effective in March 2004, will result in a modest decrease in CTSI’s cost to obtain local loops in Verizon’s density cell 3 exchanges (where most CTSI customers are located), but an increase in the cost to serve customers in density cell 4. The PUC is continuing to consider a proposal by Verizon to average the rates for density cells 3 and 4, but has not yet taken any action on this proposal. Further decisions by the PUC and the FCC regarding these interconnection and unbundling obligations may have a material effect on CTSI’s costs and profitability.

On October 8, 2002, the Pennsylvania PUC entered an order initiating a generic investigation concerning the use of virtual NXX codes in Pennsylvania. Virtual NXX is the industry practice of assigning and populating NXX codes in exchanges where no physical LEC presence exists for the carrier responsible for the NXX code. The concern raised with virtual NXX involves carrier compensation and expense for calling activity terminated to these exchange codes. At this time we are unable to predict the outcome of this proceeding, or its possible effect on our results of operations or financial condition.

The FCC has adopted rules limiting the amounts that CTSI can charge other carriers for access to its network for originating and terminating interstate calls (access charges). Under these rules, carriers such as CTSI are currently permitted to charge interstate access rates no higher than $0.012 per minute; and, after June 2004, CTSI will be required to reduce its interstate access charges to levels no higher than those charged by Verizon (which we anticipate will be approximately $0.0042 per minute under the FCC’s rules for large incumbent carriers).

The FCC also has limited the right of competitive local carriers, such as CTSI, to collect reciprocal compensation on local telephone calls that terminate to ISPs. Under these rules, which took effect in June 2001, the amount of compensation payable to CTSI on calls to ISPs above a 3 to 1 ratio generally is limited to $0.0007 per minute. In addition, the total number of minutes for which CTSI can collect compensation at this rate is capped based on the number of minutes CTSI terminated in the first quarter 2001. On May 3, 2002, the U.S. Court of Appeals for the D.C. Circuit remanded the order in which the FCC adopted these rules, on the grounds that the FCC did not provide proper statutory authority for its order. The Court did not vacate the rules, however, and so the current compensation scheme will remain in effect pending the remand. To date, the FCC has taken no action in response to the Court’s remand.

CTSI derives a substantial portion of its revenues from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 23.2% and 24.7% of CTSI’s revenues for the years ended December 31, 2003 and 2002, respectively. This percent will decrease in the future as a result of our approximately $700 per month reduction in revenue from our revised percent of local usage (PLU) factor with Verizon. These high-margin revenues include services provided directly to the ISP including local and cap-type services and indirect services including reciprocal compensation, and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends towards declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing dial-up Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results could be negatively impacted.

The FCC rate ceilings will result in continued reductions in the revenues CTSI receives from interstate access charges and reciprocal compensation. In addition, industry-wide trends towards declining usage of dial-up Internet access and of long-distance services generally, may have a negative impact on these revenues. CTSI’s revenues from access charges and reciprocal compensation are also affected by the mix of traffic delivered to it by other carriers for termination to CTSI customers. Verizon has recently notified CTSI of a reduction in the proportion of its delivered traffic that will be subject to intrastate access charges, and a corresponding increase in the proportion that will be subject to reciprocal compensation rates, due to a revised PLU factor. Because the reciprocal compensation rates are much lower than access charges, this change in traffic mix will have a material adverse affect on CTSI’s revenues of approximately $700 per month beginning November 2003. For the year ended December 31, 2003, CTSI recorded approximately $12,258 or 14.4% of its revenues from compensation revenue from ISP traffic. This compares to $11,961 or 14.2% for the same period in the previous year. Of these amounts, local reciprocal compensation associated with ISP traffic was $3,110 or 0.9% and $3,575 or 1.1% of our total consolidated revenues for the years ended December 31, 2003 and 2002, respectively. Revenues from interstate access charges represented approximately 0.8% and 1.3% of our consolidated revenues, for the years ended December 31, 2003 and 2002, respectively.

CTSI may also be affected by any changes in FCC rules governing inter-carrier compensation, as discussed above with respect to CT.

The PUC recently rejected a request made by Verizon to declare all services provided to business customers as qualifying for special individual case basis pricing arrangements. After Verizon asked the PUC to reconsider its decision, the PUC agreed to consider a more narrowly tailored proposal that would permit Verizon to offer the requested pricing arrangements only to small business customers in urban and suburban areas of Pennsylvania. It is unknown at this time whether the PUC will grant Verizon’s request.

CTSI has received several requests for network interconnection for the exchange of traffic between its network and the networks of other facilities-based telecommunications providers, and has entered into interconnection and reciprocal compensation agreements with several national wireless carriers providing for exchange of traffic between its network and theirs.

CTSI may also be affected by the introduction of wireless number portability in November 2003, for the same reasons discussed above with respect to CT. CTSI is permitted by applicable rules to recover the cost of implementing number portability from its end users.

In February 2004, Verizon Pennsylvania filed a complaint against CTSI with the Pennsylvania PUC, seeking a refund and/or credits for approximately $7.9 million in facilities charges that CTSI billed to Verizon over a two-year period. CTSI has answered Verizon’s complaint, denying all liability, and asking the Pennsylvania PUC to render a decision in favor of CTSI.

BUSINESS

Overview

We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural incumbent local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border CT’s markets, which we refer to as our RLEC “edge-out” markets. CT is the nation’s seventh largest non-Bell incumbent local exchange carrier, serving over 338,400 switched access lines as of December 31, 2003. CTSI served over 138,600 competitive switched access lines as of December 31, 2003. For the years ended December 31, 2003 and 2002, we had consolidated revenues of $335.7 million and $318.6 million, respectively.

Recently, we revised our segments to provide management with a more comprehensive financial view of our key businesses and promote better alignment of strategies and objectives. The CT segment includes the results of our RLEC and also now includes the results of Commonwealth Long Distance Company (“CLD”), a long-distance reseller and substantially all of Jack Flash® (“Jack Flash”), our broadband data service that uses digital subscriber line (“DSL”) technology to offer high-speed Internet access and digital connectivity solutions, which is in CT’s territory. The results of these businesses were previously included in our “Other” business segment. We have recast the financial data and discussions of prior periods in this annual report to make them comparable to the current period’s presentation.

CT, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people, and a line density of approximately 68 access lines per square mile. Approximately three quarters of CT’s switched access lines serve residential customers. CT generated revenues of $223.8 million and $208.0 million, and operating income of $97.2 million and $86.6 million for the years ended December 31, 2003 and 2002, respectively. CT ranks among the industry leaders in switched access line growth and penetration of residential additional lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2003, CT’s penetration of residential additional lines grew from 3% to 39%, while its number of switched access lines grew at a compound annual growth rate of 5.1%, resulting in growth of its overall revenues at a compound annual growth rate of 6.5%.

CTSI formally began operating in our “edge-out” markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. CTSI serves the three regional Pennsylvania “edge-out” markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York. Late in 2002, we announced the extension of our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current activities, rather than the establishment of a fourth regional market. In the “edge-out” markets, CTSI generated revenues of $85.3 million and $84.0 million and operating income of $9.0 million and $10.7 million for the years ended December 31, 2003 and 2002, respectively. Beginning in 1998, CTSI expanded beyond its original three “edge-out” markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original “edge-out” markets. This strategy has allowed us to increase our operating income and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after-tax, in the fourth quarter of 2000 in connection with this strategy, and we completed our withdrawal from these markets by June 30, 2001.

We also own and operate other telecommunications-related support businesses that all operate in the deregulated segments of the telecommunications industry and that support the operations of our two primary operating companies. These businesses are epix® Internet Services, one of the northeast’s largest rural Internet service providers with approximately 35,400 dial-up Internet access subscribers as of December 31, 2003; and Commonwealth Communications, a provider of telecommunications equipment and facilities management services. Our “Other” business segment also includes our corporate entity.

A web site featuring current information regarding Commonwealth Telephone Enterprises, Inc., can be found on the Internet at www.ct-enterprises.com. However, the information on our web site is not part of this prospectus. Our periodic reports are available on our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Business Strategy

We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our operating income. In order to achieve this goal, we have formulated the following business strategy:

Continue to Market CT’s Switched Access Lines

CT continues to market additional lines to residential and business customers in its territory. Its number of switched access lines grew by 0.2% in the year ended December 31, 2003. Our rate of business line growth was 2.7% for the year ended December 31, 2003. CT’s residential lines declined primarily as additional lines are disconnected from customers switching to DSL and other high-speed products and non-wireline providers.

Leverage CT’s Brand, Reputation and Expertise to Further Penetrate CTSI’s Markets

In the CTSI markets, we seek to increase our penetration rate by targeting business customers who have traditionally been underserved by Verizon and by offering competitive service packages that compare favorably to those being offered by Verizon. We believe our strong Commonwealth Telephone brand, reputation and expertise provide us with important competitive advantages in these markets and will allow us to continue to gain new customers and increase our market share at a low marginal operating cost.

Increase Sales of Data Products and Services

We intend to capitalize on an increasing demand for business and residential data services, including demand for high bandwidth connectivity, in all of the markets we serve. We offer dial-up Internet access through epix® Internet Services and digital subscriber line, or DSL, broadband services through Jack Flash®. We believe there is additional opportunity to increase sales of our data services at a low marginal operating cost in all of the markets in which we operate.

Increase Penetration of Enhanced Services

CT offers an array of enhanced services such as caller identification, voice mail and custom calling services such as call-forwarding, call waiting and three-way calling. These services generally produce higher margins than basic telephone service. We believe these enhanced services provide a source of revenue and operating income growth potential as our penetration rates for enhanced services are currently below industry averages. Our RLEC’s network is 100% digitally-switched and all upgrades to provide these additional services to our entire customer base have been substantially completed. We have increased our efforts to market enhanced services to our customers and believe we can achieve higher penetration rates that are more in line with industry averages.

Continue to Provide Superior Service and Customer Care

We intend to continue to capitalize on our support and other back office systems to provide superior service and customer care. Our RLEC has already achieved the lowest level of “justified complaints,” as defined by the Pennsylvania PUC, among Pennsylvania’s largest local exchange carriers in eight of the past nine years for which ratings are available, including the last six years for which ratings are available. In our CTSI markets, we currently provide personalized customer care through customer account managers who service business customers, and through our centralized call center which operates 24 hours a day, 7 days a week to support our business and residential customers. By building on our strong service record, we plan to further differentiate ourselves from our competitors.

Selectively Pursue Strategic Acquisitions

To continue the growth of our business, we will seek to selectively acquire companies that offer a strategic fit with our existing businesses. This may include companies that could help us deepen our industry focus, further penetrate or broaden our target areas, increase the breadth of services we offer or strengthen our marketing efforts.

CT Operations

Our RLEC, CT, offers local, toll, network access and enhanced services in a rural, mountainous market located primarily in the eastern third of Pennsylvania.

Network Strategy

CT utilizes a technologically-advanced, fiber-rich network that is based on digital-switching, Sonet transport and host/remote (TR 303 Standards Based) architecture. It was the first telephone company to deploy fiber optics in a toll application and was one of the first local exchange carriers in the nation to deploy a network of all digitally-switched central offices. CT operates its own Signaling System 7, STP based network, which provides automated monitoring and routing of telephone calls. Throughout its market, CT has 12 digital host switches and about 500 remote switches. All of the trunks between the hosts and the majority of host-to-remote wire center links are connected with fiber optic cable. Connection to our customers, or the “last mile,” is provided over our RLEC’s copper outside plant. Our network architecture provides for short loop lengths in our copper plant, which allows CT to aggregate customer lines at the remotes for transport, and concentrates costly network intelligence in a small number of host offices. CT currently uses an asynchronous transfer mode (“ATM”) network to support its network of over 11,000 DSL lines in its territory. Additionally, our RLEC operates a network control center, which monitors network performance 24 hours a day, 7 days a week and allows us to maintain high network performance standards.

Customer Service

CT has long been recognized as a customer service leader in Pennsylvania. Each year the Pennsylvania PUC issues a study that measures the customer service results of the state’s six largest local exchange service providers which includes Alltel, MCI Local, Verizon Pennsylvania (formerly Bell Atlantic), Verizon North, Inc. (formerly GTE North, Inc.) and Sprint (formerly United). CT has achieved the lowest level of “justified complaints,” as defined by the Pennsylvania Public Utility Commission, among Pennsylvania’s largest local exchange carriers in eight of the past nine years for which ratings are available, including the last six years for which ratings are available.

Regulatory Environment

CT is subject to regulation by the Pennsylvania PUC for intrastate ratemaking purposes, which includes rates for basic local services, intraLATA toll services and access services for the origination and termination of in-state long-distance calls. In 1997, CT entered into an alternative regulatory framework with the PUC for all of its intrastate operations under which it agreed to meet certain broadband service delivery parameters in exchange for a price cap formula, rather than rate of return regulations, which had linked CT’s prices directly to its book costs. As a result of the alternative regulatory framework, CT’s profits are not directly limited by the PUC as they were under the former rate of return system of regulation. Instead, CT received the flexibility to increase local rates annually based on inflation less 2 percentage points, so that increased returns arising from improved productivity and efficiency in excess of 2% per annum accrue to the equity owners of CT. CT can also seek to rebalance rates periodically between various intrastate service categories, such as toll and access. If inflation is less than 2% in a given year, however, as it has been in recent years, CT may be required to reduce its rates. These decreases can be “banked” for up to four years and offset against any increases that would be allowed under the plan during those years. Additionally, CT has the ability to request relief on a dollar-for-dollar basis for certain events deemed outside of its control that result in reduced revenues or increased expenses. This may include changes in revenues that may result from portions of interstate access charge reform.

CT’s alternative regulatory plan was approved by the PUC under a provision of law that expired on December 31, 2003, and has not (to date) been extended or re-enacted by the Pennsylvania General Assembly. CT believes that its plan remains valid because it was approved under the law in effect at the time of approval, but this is an unresolved area of the law and we can give no assurances as to the continued effectiveness of the plan.

The PUC must also approve any issuance of stock, incurrence of long-term debt or acquisition or sale of material utility assets by CT. In addition, the PUC must approve any change in control of either CT or its holding company. The PUC defines a “change in control” as either an acquisition or disposition of the largest single voting interest in a company, if that interest exceeds 20%. In addition, the FCC must also approve any sale or “transfer of control” of CT or of its holding company.

CT is subject to the jurisdiction of the FCC with respect to interstate rates, services, access charges and other matters, including the prescription of a uniform system of accounts. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or a foreign country, including the use of CT’s local telephone network for the origination or termination of such communications. Settlements for CT’s interstate services, consisting primarily of carrier common line settlements and access charges for interstate toll calls, which accounted for approximately 33.7% of our RLEC’s 2003 revenues, are regulated by the FCC based on “average schedule” formulas that are designed to approximate the interstate jurisdictional costs of telephone companies based on statistical data rather than actual costs. These average schedule formulas are subject to periodic revision by the FCC and changes in the formulas, or removal of CT from them, could result in a significant revenue loss. However, removal of our RLEC from these formulas is specifically listed in its Pennsylvania alternative regulation plan as an event outside of its control that would justify an offsetting rate adjustment. The FCC also has an open rulemaking proceeding in which it is considering major changes to its rules governing interstate access charges and other forms of inter-carrier compensation. We are unable to predict how any FCC action in this proceeding may affect CT’s revenues. CT also receives funding from the federal Universal Service Fund, under rules established by the FCC. Changes in the universal service funding mechanism could affect CT’s revenues.

During 2002 and 2003, CT revised its rate structure to implement recent FCC rulings regarding interstate access charges and the universal service support system for rate of return rural incumbent local exchange carriers. The changes included a substantial reduction in usage-based access charges to long-distance companies, an increase in monthly subscriber line charges to local service customers and the creation of a universal funding mechanism funded by all telecommunications carriers. In addition to the above modifications, the FCC has also released a Notice of Proposed Rulemaking under which it will investigate the possibility of allowing telephone companies such as CT to convert to a form of incentive regulation similar in some respects to its existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

Competitive Environment

With the exception of competition from intraLATA toll providers and attractive calling packages offered by several non-wireline providers in certain areas of our territory, our RLEC has faced very limited competition to date since the Telecommunications Act was passed in 1996. Part of the reason for this is that CT maintains a rural exemption from the provisions of the Telecommunications Act, including, but not necessarily limited to, unbundling, colocation and rate discounts, for all of its access lines in Pennsylvania. The rural exemption does not preclude competitors from providing telephone services within our RLEC’s service area entirely over their own facilities. However, it requires prospective competitors who seek resale discounts, colocation, TELRIC pricing and unbundled network elements to go through a formal review by the Pennsylvania PUC before receiving approval. The PUC may grant such approval only if it finds that the competitor’s proposal is not unduly economically burdensome, is technically feasible and is consistent with the universal service provisions of the Telecommunications Act. CT has recently received limited requests for network interconnection for the exchange of traffic between its network and the networks of other facilities-based telecommunications providers and has negotiated agreements with several carriers for such limited interconnection. A variety of other factors contribute to our RLEC’s relative insulation from competition. These factors include its service territory’s high-cost of facilities-based entry due to low population density, the lack of concentration of any large business customers (as its top 10 business customers account for less than 5% of its revenues), its low basic service rates, its customer service record and level of customer satisfaction and its favorable regulatory environment. While competition from wireless providers is present in our markets, it is mitigated due to the low population density, rural nature and mountainous topography of our markets. We also face competition from national ISPs such as Time Warner and from cable providers offering a cable modem product.

Jack Flash®

In the second half of 1999, we began offering our DSL service under the trade name Jack Flash®. We offer this service through our own facilities, or “on-net,” in the majority of CT’s territory and on an “on-net” and an “off-net” basis in selected areas of CTSI’s markets. As of December 31, 2003, most of our installed DSL lines are in CT’s territory.

Commonwealth Long Distance Company

Since 1990, Commonwealth Long Distance Company (“CLD”) has conducted the business of providing long-distance telephone services. CLD provides long-distance services to CT’s customers. CLD purchases long-distance minutes on a wholesale basis from a third-party provider.

CTSI Operations

We offer competitive local, toll, network access, long-distance, enhanced services, broadband data services and high-speed Internet access services in three regional “edge-out” markets, which encompass cities and surrounding areas that have total populations between 250,000 and 500,000 people, as well as a significant concentration of business and industry. The geographic area represented by these three markets is roughly one- third the size of CT’s service territory, or about 1,750 square miles, with a population of approximately 1.4 million and approximately 600 access lines per square mile.

Late in 2002, CTSI announced the extension of its existing business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our Central market (Lancaster/Reading/York), rather than the establishment of a fourth regional market.

Beginning in 1998, we had expanded beyond our original three “edge-out” markets and into five expansion markets located in Pennsylvania, New York, Ohio and West Virginia. In December 2000, we announced that we were exiting these expansion markets to redirect our focus on our “edge-out” markets. The expansion markets accounted for approximately 20% of our CLEC’s competitive lines and approximately 20% of our CLEC’s revenues. The redirection of CTSI’s strategy to focus on our original three “edge-out” markets is allowing us to increase our operating income and to significantly reduce our capital needs. We completed our withdrawal from these markets by June 30, 2001.

Network Strategy

CTSI’s network strategy is to own the majority of the key elements of the local exchange network. These elements include the host switches, the remote switches and the facilities connecting the host switches to the remote switches, including both the fiber optic cable and the transport electronics. In addition, where economically viable, CTSI builds copper distribution facilities between the remote switch and customer premises. Our network strategy allows us to provide high quality and reliable service, reduce customer churn and generate attractive margins. CTSI builds, owns and operates digitally switched, fiber intensive networks that are DSL-qualified in each of its three regional edge-out markets. As of December 31, 2003, CTSI had approximately 98% of its access lines connected to its own switches and approximately 52% of its access lines completely on its own network.

Customer Service

CTSI strives to provide its customers with exceptional service and uses the same customer care procedures that have proven successful for our 107 year-old RLEC. We operate a customer service center, which takes calls 24 hours a day, 7 days a week, to handle all customer complaints and problems. We are also proficient in the other unique customer service aspects of operating in a CLEC environment and have developed an efficient provisioning interface with the incumbent local exchange carrier. Because we own and operate a significant portion of our own network elements, we do not depend heavily on the incumbent local exchange carrier for provisioning and maintenance resolution.

Sales Organization

We utilize direct sales channels to target potential business and residential customers. Our direct channels include sales teams based in local offices, which are exclusively focused on selling to potential business customers with more than five lines. Each team consists of customer account managers and specialists that focus on retaining and growing accounts after the initial sale. In addition, our inside sales team is focused on residential and business customers with fewer than five lines.

Regulatory Environment

The Pennsylvania PUC exercises jurisdiction over CTSI’s intrastate telephone services, including basic local exchange service, intrastate access services and intraLATA toll services. Under the PUC’s current practices, CTSI’s rates and services are generally subject to much less regulatory scrutiny than those of our RLEC, or those of the dominant local telephone company in its markets (i.e. Verizon). Additionally, municipalities and other local government agencies may regulate limited aspects of CTSI’s business, such as its use of rights-of-way.

At the federal level, the FCC has jurisdiction over interstate services, including access charges as well as long-distance services. CTSI’s rates, terms and conditions of service are filed with the FCC in tariffs and are subject to the FCC’s complaint jurisdiction. The FCC has established rules limiting the rates CTSI and other competitive local exchange carriers can charge for origination and termination of long-distance calls (switched access), and for termination of local calls to Internet service providers (ISP traffic). In both cases, the rates prescribed by the FCC are significantly lower than the rates CTSI was charging prior to the adoption of the new rules in 2001.

The Telecommunications Act of 1996 gives CTSI rights to interconnect its network with Verizon, to exchange traffic with Verizon and to obtain unbundled access to elements of Verizon’s network at regulated rates based on Verizon’s forward-looking costs, which may include a reasonable profit. Under this law, Verizon and CTSI may negotiate the prices and other terms and conditions of these arrangements, but in the event of an impasse, the Pennsylvania PUC has authority to arbitrate any disputes. Future rulings by the Pennsylvania PUC, or changes in the FCC rules under which the Pennsylvania PUC resolves these issues, may have a material effect on CTSI’s costs and profitability.

CTSI purchases access to various network elements from Verizon under FCC rules that require the Pennsylvania PUC to determine rates for these elements based upon forward-looking incremental costs. Effective

October 2, 2003, the FCC adopted significant changes to its rules requiring incumbent carriers like Verizon to offer unbundled access to network elements to competing carriers like CTSI. Our preliminary analysis indicates that the rules are not likely to have a material impact on CTSI’s use of unbundled voice-grade loops, which is the network element CTSI uses most extensively. On March 2, 2004, however, the U.S. Court of Appeals vacated and remanded substantial parts of these rules to the FCC for further consideration, which could result in additional changes to the rules. Our preliminary analysis of this recent ruling is that it will not likely have a material effect on CTSI’s costs and profitability. In a separate proceeding, the FCC is also considering possible changes to its rules for pricing these elements.

The prices, terms and conditions of CTSI’s access to Verizon’s network may change as the result of ongoing and future legislative, court and regulatory activities. We cannot offer any assurance that CTSI will continue to be able to obtain this access on favorable terms.

Competitive Environment

CTSI competes principally with the services offered by the incumbent local exchange carrier, Verizon. Incumbent local exchange carriers such as Verizon have relationships with their customers, have the potential to subsidize services from their regulated service revenues and benefit from certain favorable state and federal regulations. Verizon is larger and has greater financial resources than CTSI. In light of the passage of the Telecommunications Act and concessions by some of the regional Bell companies, federal and state regulatory initiatives may provide increased business opportunities to CLECs, but incumbent carriers may obtain increased pricing flexibility for their services as competition increases. If, in the future, incumbent carriers are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers or charge CLECs significantly higher fees for interconnection to the incumbent carriers’ networks, CTSI’s competitive position would be adversely affected.

Since late 2001, Verizon has been able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. CTSI also offers packages of local and long-distance services. Verizon may be able to compete more effectively against CTSI now that it is able to offer all of the same services.

CTSI also faces, and will continue to face, competition from other current and potential future market entrants, including other CLECs, long-distance companies, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. The edge-out markets served by CTSI are served by one or more other CLECs including XO Communications, Telcove, Choice One Communications and others. We expect competition from CLECs and other companies to continue in the future.

Other Operations

Commonwealth Communications

Commonwealth Communications provides telecommunications equipment and technical services, and designs, installs and manages telephone systems for businesses, hospitals and universities located primarily in Pennsylvania. Commonwealth Communications also undertakes premises distribution systems projects and cabling projects primarily for hospitals and educational institutions.

epix® Internet Services

epix®, founded in 1994, is our Internet service provider. epix® primarily provides dial-up Internet access at a flat rate for residential users and also provides dedicated access for business users and associated services such as web page hosting and design. epix® provides a competitive Internet product to CT and CTSI and other customers, along with network support, technical support and customer service to Jack Flash®, our DSL product. epix® had approximately 35,400 dial-up subscribers as of December 31, 2003.

Relationship between CTE and RCN

Transitional Services and Agreements

Until December 2002, the Company had a month-to-month long-distance resale agreement with RCN as well as a management service agreement. The management service agreement was the result of the distribution of shares of CTE’s (then called C-TEC Corporation) wholly-owned subsidiary, RCN Corporation, to C-TEC shareholders. RCN agreed to provide or cause to be provided to CTE certain specified services (management services) for a transitional period after the distribution. The total fee for 2003, 2002 and 2001 was approximately $0, $1.2 million and $1.2 million, respectively. The transitional services remaining in 2001 and 2002 were primarily management services from the Office of the Chairman. In December 2002, we completed a purchase of properties from RCN based on fair market value, totaling approximately $2.0 million.

Miscellaneous

Four of our directors are also directors of Level 3. These four directors, as with all the directors, have influence over our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In 2002, with the oversight and recommendation of an independent committee of the Board of Directors, we entered into two registration rights agreements with Level 3 relating to the common shares and class B shares Level 3 beneficially owned. During 2002, Level 3 sold all of the common shares it beneficially owned in two underwritten offerings pursuant to these agreements.

On April 24, 2003, we entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with Level 3 and Eldorado Equity Holdings, Level 3’s indirect, wholly-owned subsidiary. Under the terms of the Recapitalization Agreement, we agreed to amend our existing charter to: (i) reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock; and (ii) eliminate from the existing charter the CTE Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions. Level 3 agreed, pursuant to the terms of the Recapitalization Agreement, to vote its shares in favor of the reclassification and the related charter amendments. At the Annual Meeting on September 3, 2003, shareholders approved the proposal to reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock. CTE now has only one class of common stock, with each outstanding share having one vote in corporate governance matters. As a result of the reclassification, Level 3’s ownership was reduced to approximately 4.6% of the outstanding CTE Common Stock and correspondingly approximately 4.6% of the voting power.

On January 21, 2004, Level 3 announced that it had privately negotiated a sale of its remaining 1,108,596 shares of CTE Common Stock to an institutional investor. In connection with this transaction, certain registration rights were assigned by Level 3 to the purchaser.

Our Chairman, Walter Scott, Jr., is also the Chairman of Level 3. Also, Level 3 owns approximately 22% of the outstanding equity securities of RCN. Five of our directors also serve on the Board of Directors of RCN. See also “Risk Factors” included in this report.

Employees

We employed a total of 1,204 employees as of December 31, 2003. Approximately 36% of our employees are covered under collective bargaining agreements. On January 27, 2003, Commonwealth Telephone Company bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until November 30, 2005. Also, in August 2002, Commonwealth Communications bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until June 29, 2005.

Properties

Our property consists principally of central office equipment, telephone lines, telephone instruments and related equipment and land and buildings related to telephone operations. This plant and equipment is maintained in good operating condition for our CLEC and RLEC operations. The properties of our RLEC are subject to mortgage liens held by CoBank, ACB. We own substantially all of our central office buildings, administrative buildings, warehouses and storage facilities. All of the telephone lines are located either on private or public property. Locations on private land are governed by easements or other arrangements. We are not aware of any environmental liabilities which would have a material impact on our financial position or results of operations.

Legal Proceedings

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. We do not believe these proceedings will have a material adverse effect on our results of operations or financial condition. Additionally, there are no other legal matters pending that we expect to have a material impact on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of March 31, 2004 are as follows:

Name	Age	Position Held
Walter Scott, Jr.	72	Chairman of the Board of our company since September 3, 2003; Director of our company since 1993. Chairman of Level 3 Communications, Inc. since 1979 and Director since 1964; Chairman Emeritus of Peter Kiewit Sons’, Inc. (“PKS”) since 1998; Director of PKS, Berkshire Hathaway, Inc., Burlington Resources, Inc., MidAmerican Energy Holdings, Inc., Valmont Industries, Inc. and RCN. Former Director of WorldCom from December 1996 to July 1997.

James Q. Crowe	54	Director of our company since 1993. Chief Executive Officer of Level 3 Communications, Inc. since August 1997; President of Level 3 Communications, Inc. from August 1997 to February 2000; Chairman of the Board of Directors of WorldCom from January 1997 until July 1997 following the company’s merger with MFS Communications Company, Inc. in 1996; Former President, Chief Executive Officer and Chairman of the Board of MFS. Director of Level 3 Communications, Inc. since 1993 and Director of RCN Corporation.

Frank M. Henry	71	Director of our company since 1980. Chairman of Frank Martz Coach Company (“Martz”) since 1995 and President of Martz from 1964 to 1995; President of Goldline, Inc. since 1975; member of the Northeastern Pennsylvania Regional Advisory Board of First Union Corporation. Director of Cable Michigan from September 1997 to November 1998.

Richard R. Jaros	52	Director of our company since 1993. Private Investor since 1998; President of Level 3 Communications, Inc. from 1996 to 1997; Executive Vice President of PKS from 1993 to 1997; Chief Financial Officer of PKS from 1995 to 1997; Chairman of CalEnergy Company, Inc. (now known as MidAmerican Energy Holdings, Inc.) from 1993 to 1994; Director of Level 3 Communications, Inc., MidAmerican Energy Holdings, Inc. and RCN Corporation.

Daniel E. Knowles	74	Director of our company since 1995. President of Cambridge Human Resources Consulting Group since 1989. Former Director of Cable Michigan, Inc. (“Cable Michigan”) from September 1997 to November 1998.

Michael J. Mahoney	53	President and CEO as well as Director of our company since July 2000; Telecommunications consultant from October 1999 to July 2000; Director of our company (formerly C-TEC) from June 1995 to October 1999; President and Chief Operating Officer of C-TEC from February 1994 to September 1997; Director, President and Chief Operating Officer of RCN Corporation from September 1997 to October 1999; President and Chief Operating Officer of Mercom from February 1994 to September 1997 and a Director of Mercom from January 1994 to November 1998; Executive Vice President of C-TEC’s Cable Television Group from June 1991 to February 1994; Executive Vice President of Mercom from December 1991 to February 1994; and Chief Operating Officer of Harron Communications Corporation from April 1983 to December 1990.

Name	Age	Position Held
David C. McCourt	47	Director of our company since October 1993; Chairman, Chief Executive Officer and a Director of RCN Corporation since September 1997; Chairman of our company (formerly C-TEC) from October 1993 to September 2003; Director of Level 3 Communications and Cable Satellite Public Affairs Network (C-SPAN). Chairman, Director and Chief Executive Officer of Cable Michigan from September 1997 to November 1998; Chairman and Chief Executive Officer as well as a Director of Mercom, Inc. from October 1993 to November 1998; Director of MFS/WorldCom from July 1990 to December 1996; Director of WorldCom, Inc. from December 1996 to March 1998; Director of Level 3 Telecom Holdings, Inc., from 1993 to 2002; President and Director of Metropolitan Fiber Systems/McCourt, Inc., from 1988 to 1997; President of Level 3 Telecom Holdings, Inc. from 1992 to 1999.

David C. Mitchell	63	Director of our company since 1993. Mr. Mitchell held various positions at Rochester Telephone Corporation from 1963 to 1992, including President of the Telephone Group, Chief Financial Officer and Director; Director of Lynch Inter Active Corporation since 1999; Director of Lynch Corporation from 1997 to 1999; Director of HSBC Bank, Inc., Rochester Advisory Board from 1989 to 2001; Director of USN Communications from 1997 to 2000; Director of Cable Michigan from 1997 to 1998.

Eugene Roth	68	Director of our company since 1989. Senior Partner at Rosenn, Jenkins & Greenwald L.L.P. (attorney since 1960); Director of Pennsylvania Regional Board of Directors of First Union National Bank, RCN and Geisinger Wyoming Valley Medical Center.

John J. Whyte	63	Director of our company since 1997. Managing Director of Worldwide PCE LLC since 2003. President of Whyte Worldwide PCE (Professional Corporate Executives) from 1986 to 2003. As a member of Whyte Worldwide PCE, in addition to various consulting assignments, Mr. Whyte served as: Executive Vice President, Chief Operating Officer and Chief Information Technology Officer of Safety 1st, Inc.; Executive Vice President, President, and Chief Operating Officer of Risk Management, Inc.; and Executive Vice President and Chief Operating Officer of Infinium Software, Inc. Partner of Stavisky, Shapiro & Whyte CPA’s from 1970 through 1986.

James DePolo	58	Chief Operating Officer of our company since March 2000; Executive Vice President of our company since 1997; Executive Vice President of CTSI since July 1998; senior management positions at Metropolitan Fiber Systems, Inc. (MFS) from 1994 to 1997, including Division President—MFS Intelenet, President—Realcom, and Vice President of Sales Operations—UUNet; senior management positions at Sprint from 1985 to 1993, including Vice President and General Manager—Alternate Channels, Vice President of Marketing—Western Business Market Group, Vice President of Strategic Marketing, Vice President and General Manager—West Division and Vice President of Sales and Marketing—West Division; Director of Engineering, Marketing and Sales—West Division for Satellite Business Systems from 1983 to 1985.

Donald P. Cawley	45	Executive Vice President of our company since September 2003; Senior Vice President of our company from June 2000 to September 2003;

Name	Age	Position Held
		Chief Accounting Officer of our company since May 1999; Vice President and Controller of our company from September 1997 to June 2000; Vice President and Controller of Commonwealth Telephone Company from February 1996 to September 1997; and Controller of Commonwealth Telephone Company from March 1992 to February 1996.

Scott Burnside	59	Senior Vice President of Regulatory and Government Relations of our company since May 2003; Senior Vice President of Regulatory and Government Affairs of RCN Corporation from June 1997 to May 2003; Vice President of Regulatory Affairs of CTEC Corporation from 1985 to June, 1997; Board member of the Pennsylvania Telephone Association; serves on the United States Telecom Association Telecom Policy and Legislative Tactics committees.

DG Gulati	54	Senior Vice President of Corporate Development of our company since December 2002; Senior Vice President of Operations and Engineering of RCN Corporation from 2000 to 2002; Senior Vice President of Network Engineering of RCN Corporation from 1997 to 2000; Vice President of Business Development of C-TEC Corporation from 1995 to 1997; Director of Telecommunications of Cablevision Industries from 1994 to 1995; Assistant Vice President of Network Services of Warwick Valley Telephone Company from 1993 to 1994; and various positions with Rochester Telephone Corporation from 1982 to 1993.

Todd T. Hanson	42	Senior Vice President of Engineering and Operations of our company since January 2004; Vice President of Engineering of CTE from April 2003 to January 2004; President of Qwest Communications International Inc., Local Broadband—Eastern Region from 1999 to 2002; Vice President of Network Engineering and Field Operations of Electric Lightwave, LLC (wholly-owned subsidiary of Citizens Communications), from 1995 to 1999; Vice President of Network Planning, Engineering and Project Management of MFS Telecom, Inc., from 1993 to 1995; and various management positions with AT&T Canada, Inc. (formerly Unitel Communications Inc.), and Sprint Corporation from 1986 to 1993.

Raymond B. Ostroski	49	Senior Vice President, General Counsel and Corporate Secretary of our company since February 2003; Vice President, General Counsel and Corporate Secretary of our company from December 2002 to February 2003; Senior Corporate Counsel and Assistant Corporate Secretary of our company from January 2002 to November 2002; Legal Consultant with RBO Consulting from January 1998 to December 2001; Executive Vice President, General Counsel and Corporate Secretary of RCN Corporation from October 1997 to December 1997; Executive Vice President, General Counsel and Corporate Secretary of C-TEC Corporation from February 1991 to September 1997; Corporate Counsel and Assistant Corporate Secretary of C-TEC from August 1988 to February 1991; Associate Counsel of C-TEC from August 1985 to August 1988; and Attorney at the law firm of Hoegen & Marsh, PC from August 1983 to August 1985.

Paul L. Pickett	36	Senior Vice President and General Manager of CTSI and Commonwealth Communications, as well as Vice President of Marketing of CTE since January 2004; Marketing Consultant of CTE from August 2003 to January 2004;

Name	Age	Position Held
		Vice President of Direct Sales and Marketing of Momentum Business Solutions, Inc., from 2002 to 2003; Vice President of Sales and Marketing of VALOR Business Solutions, a subsidiary of Vice President of Direct Sales and Marketing of Momentum Business Solutions, Inc., from 2002 to 2003; Vice President of Sales and Marketing of VALOR Business Solutions, a subsidiary of VALOR Telecommunications, LLC, from 2000 to 2001; General Manager of CTSI from December 1999 to April 2000; Director of Staff Operations of CTSI from August 1998 to December 1999; Captain, United States Marine Corps from September 1994 to November 1998; various positions within the United States Marine Corps from May 1986 to September 1994.

James F. Samaha	38	Senior Vice President and General Manager of Commonwealth Telephone Company since August 2001; Senior Vice President and General Manager of Commonwealth Long Distance Company and epix® Internet Services since January 2004; Senior Vice President of Internet and Data Services of CTE from December 2000 to August 2001; Senior Vice President of Business Development of CTE from July 2000 to December 2000; Vice President and General Manager of Jack Flash® from June 1999 to July 2000; Vice President of CTE Finance from March 1998 to June 1999; Director of Corporate Development, and other management positions, AT&T Local Services (formerly Teleport Communications Group) from 1993 to 1998.

David G. Weselcouch	48	Senior Vice President of Investor Relations and Corporate Communications of our company since June 2000; Vice President of Investor Relations and Corporate Communications of our company from March 1999 to June 2000; Vice President of Investor Relations of our company from 1998 to 1999; Director—Investor Relations of GTE Corporation from 1993 to 1998; Manager—Capital Markets Development and Administration of GTE Corporation from 1989 to 1993.

Thomas M. Davis	47	Vice President of Information Technology of our company since February 2001; Senior Vice President of Software Engineering and Vice President of Solutions Delivery as well as other senior management positions at Intertech Management Group, Inc., senior management positions at Intertech Management Group, Inc., from February 1999 to February 2001; President of Dapro, Inc., from April 1992 to February 1999; Applications Development Manager at Alltel Information Services, Inc., from September 1988 to April 1992; various positions with Nabisco Brands, Inc., C-TEC Corporation and Pennsylvania Gas and Water Company.

Michael Loftus	55	Vice President of Corporate Staff Services of our company since October 2003; Vice President of Operational Plans and Controls of our company from February 2003 to October 2003; Senior Vice President and General Manager of Commonwealth Communications from August 2001 to February 2003; Senior Vice President and General Manager of Commonwealth Telephone Company from November 1999 to August 2001; Vice President and General Manager of epix® Internet Services and Commonwealth Communications from July 1999 to November 1999; Vice President of Commonwealth Communications from April 1997 to July 1999;

Name	Age	Position Held
		Manager of Operations for Commonwealth Communications from September 1996 to April 1997; Director of Northeast Operations of Realcom Office Communications, Inc., from 1994 to 1996; General Manager of Binder Group Enterprises from 1990 to 1994; various positions within CTE from 1979 to 1990.

F. Andrew Logue	61	Vice President of Human Resources of our company since August 2000; Corporate Vice President of Human Resources of National Service Industries from May 1993 to July 2000; Vice President of Human Resources of Lithonia Lighting from March 1987 to May 1993; Vice President of Human Resources of Health America Corporation from June 1985 to March 1987; Vice President of Human Resources—Hospital Company Division of American Hospital Supply Corporation from October 1980 to June 1985; Vice President of Human Resources—American Hospital Supply Division of American Hospital Supply Corporation from June 1976 to October 1980; and Director of Personnel—Harleco Division of American Hospital Supply Corporation from April 1974 to June 1976.

During 2003, the Board of Directors of the Company held four (4) regular meetings and three (3) special meetings; the Audit Committee met ten (10) times; the Compensation/Pension Committee met five (5) times; and the Corporate Governance Committee met three (3) times. All of the current Board members except Mr. Mahoney qualify as “independent” directors according to the applicable NASDAQ rules.

Directors’ Compensation

Directors of CTE who are employees of the Company do not receive Directors’ fees. In 2003, non-employee Directors of the Company received an annual Directors’ fee of $30,000 which is paid in cash, plus $1,000 in cash per Board meeting attended. The Committee Chairmen and other committee members were paid $1,000 in cash, for each committee meeting attended. Directors who participate via telephone for scheduled, in-person board and committee meetings are paid $750 per meeting. The Chairman of the Audit Committee receives an annual fee of $10,000 in cash, while the other members of the Committee receive an annual fee of $5,000 in cash. The Chairman of the Compensation/Pension Committee receives an annual fee of $5,000 in cash while the other members of the Committee receive an annual fee of $2,000 in cash. The Chairman of the Corporate Governance Committee receives an annual fee of $7,500 in cash while the other members of the Committee receive an annual fee of $2,500 in cash. These annual fees for the Audit Committee, Compensation/Pension Committee and Corporate Governance Committee are in addition to their per meeting fees. An award of one thousand (1,000) shares of restricted stock was made to each Non-Management Director during 2003 as long-term incentive compensation.

Executive Committee

The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board of Directors between board meetings, except those functions assigned to specific committees. The current Executive Committee consists of: Walter Scott, Jr., Chairman, Michael J. Mahoney, David C. Mitchell and Richard R. Jaros. The Executive Committee did not meet during 2003.

Special Committee

During 2003, a Special Committee of the Board of Directors met three (3) times with respect to the Recapitalization Agreement (as described in more detail under “Transactions with Related Parties”). In connection with their service with respect to this matter, the Chairman of the Special Committee, Eugene Roth, received aggregate fees of $10,000 and the other two members of the Special Committee, Frank M. Henry and Daniel E. Knowles, each received aggregate fees of $5,000.

Audit Committee

The principal functions of the Audit Committee are detailed in the Audit Committee Charter and include (i) oversight of the majority of the financial reporting process; (ii) oversight of the internal controls over financial reporting; (iii) as related to financial reporting, oversight of internal auditors’ roles and responsibilities; and (iv) hiring of the independent auditors. The Audit Committee reviews their Charter on an annual basis. The Board has reviewed the applicable rules for Audit Committee members to be deemed “independent” as well as “financial experts” and has determined that each member of the Committee meets both of these standards. The Audit Committee consists of the following three (3) Directors who are not employees of the Company: John J. Whyte, Chairman, David C. Mitchell and Richard R. Jaros. Mr. Jaros was appointed to the Audit Committee effective September 3, 2003. Frank M. Henry was a member of the Audit Committee until September 3, 2003.

Compensation/Pension Committee

The principal functions of the Compensation/Pension Committee are detailed in the Compensation/Pension Committee Charter and include the establishment of our compensation philosophy, making recommendations to the Board of Directors concerning the salaries and incentive compensation awards for the top levels of management of the Company and its subsidiaries (including the Chief Executive Officer), and setting goals for the Chief Executive Officer and evaluating his performance against these goals when determining his compensation awards. The Compensation/Pension Committee also oversees the Company’s annual bonus system, Equity Incentive Plan and the Executive Stock Purchase Plan. In addition, the Compensation/Pension Committee reviews and evaluates the investment performance of the various pension and retirement plans of the Company and monitors the performance of the administrators, investment managers and trustees of such plans, as well as reviews the actuarial assumptions used in setting the Company’s funding policies for such plans. The current Compensation/Pension Committee consists of the following three (3) “independent” Directors who are not employees of the Company: Eugene Roth, Esq., Chairman, Daniel E. Knowles and John J. Whyte.

Compensation Committee Interlocks and Insider Participation

Mr. Roth, a Director of the Company and a member of the Compensation/Pension Committee and Corporate Governance Committee, is a Senior Partner at the law firm of Rosenn, Jenkins & Greenwald, L.L.P. The Company paid approximately $33,000 to Rosenn, Jenkins & Greenwald, L.L.P. for legal services during 2003. Also, the Company received approximately $63,000 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins & Greenwald, L.L.P. during 2003.

COMPENSATION/PENSION COMMITTEE REPORT

The Compensation/Pension Committee of the Board of Directors (the “Committee”) consists of three independent non-employee Directors and is responsible for all compensation decisions for the Company’s executive officers, including the Chief Executive Officer. The Committee met five (5) times during 2003 in order to fulfill its duties and responsibilities as set forth in the Committee Charter.

Compensation Philosophy

The Company’s compensation philosophy for all executive officers, including the Chief Executive Officer, is to provide performance-based cash and equity-based compensation programs that recognize those executives whose efforts enable the Company to achieve its business objectives and enhance shareholder value.

The principles of the Company’s compensation philosophy are as follows:

Competitive Positioning:    The Company’s objective is to provide competitive total direct compensation opportunities, consisting of competitive base salaries, competitive to somewhat more than competitive annual incentive compensation opportunities, and competitive longer-term, equity-based incentive opportunities. For our purposes, the Committee defines “competitive” as a narrow range around the market median, on a size-adjusted basis, where the range is employed to recognize differences in performance, roles and responsibilities as well as taking into account the Company’s financial performance as compared to the Peer Group (as defined below). The outside consultant conducts an annual analysis of the competitive market place as well as the Peer Group firms and provides the Committee with a detailed report suggesting the appropriate levels of base salary, annual bonus and long-term compensation for all executive officers of the Company, including the Chief Executive Officer.

Competitive Comparisons:    The desired level of base salary, annual incentives, longer-term equity incentives and total direct compensation are compared to executives with comparable responsibilities in similar firms (the “Peer Group” firms) and data from telecommunications industry survey sources for firms of comparable size. Peer Group firms are selected on the basis of similarity of service, market, revenue and market capitalization. Peer Group firms are reviewed annually for continued relevance. Many, but not all, of the Peer Group firms are represented in the indices employed in the Company’s peer performance graph presented in this Proxy Statement. The Committee regularly works with an outside consultant to reassess Peer Group firms and to establish appropriate base salary, annual incentive and longer-term equity incentive guidelines for each executive officer, including the Chief Executive Officer, considering the results of competitive analysis and the Committee’s desired competitive positioning.

Performance Orientation:    The Company’s annual incentive program provides each executive officer, including the Chief Executive Officer, with an opportunity to earn awards based on the achievement of predetermined corporate and business unit financial and operational objectives. Annually, the Committee reviews and approves the Company’s objectives as well as the objectives for each executive officer, including the Chief Executive Officer, weights each objective based on its relative importance, and establishes certain relationships between performance achievement and rewards. At the close of each year, the Committee reviews the Company’s performance with respect to these objectives and makes an appropriate award using a “balanced scorecard” approach. A “balanced scorecard” approach employs predetermined performance objectives, performance measures and target awards which result in an award calculation which ties the award to the actual attainment of these measured objectives. The advantage of this approach is that it clearly defines the objectives, measures and rewards for executive officers of the Company and ties them to tangible, qualitative and quantitative results which benefit the shareholders of the Company through the attainment of these objectives. While awards under the annual incentive plan are typically derived directly from the formulas relating to performance and reward, the Committee reserves the right to make appropriate adjustments.

Alignment with Shareholder Value:    The Committee believes that the best way to align executive interests with shareholder value is through regular, though not necessarily annual, grants of equity-based compensation such as restricted stock and stock options. Grants of equity incentives to executive officers, including the Chief Executive Officer, consider the performance of the Company, the guidelines developed through competitive analysis, the officers’ roles and responsibilities, the performance of the individual and the degree to which they are encouraged to continue employment through prior grants. To further align the interests of the Company’s executives with that of shareholders, the Company encourages executives to acquire and maintain an equity stake in the Company. To assist executives in accumulating this equity position on a pre-tax basis, the Company implemented the Executive Stock Purchase Plan pursuant to which an executive may purchase Company stock through deferral of earned and otherwise payable compensation, which is matched by the Company.

All decisions regarding compensation for the executive officers, including the Chief Executive Officer, are made by the Committee with respect to these principles.

Decision-Making Process

For the executive officers of the Company other than the Chief Executive Officer, the Chief Executive Officer makes recommendations (for the Committee’s consideration) regarding base salary, annual incentive opportunities and awards, and longer-term incentives consistent with the compensation guidelines and the compensation philosophy of the Company. The Committee, in its sole discretion, has the right to approve or amend these recommendations, as well as to establish the base salary, annual incentives and longer-term incentives for the Chief Executive Officer. In making specific decisions about all pay elements, the Committee considers the philosophy and guidelines described here, as well as the individual performance evaluations for the executive officers made by the Chief Executive Officer, their roles in the organization and their responsibilities relative to the responsibilities of other executive officers within the Company.

Executive Officer Compensation

The base salaries paid to executive officers in 2003, including the Chief Executive Officer, were determined in accordance with the philosophy and process outlined above. The Committee believes that base salaries for the executive officers, including the Chief Executive Officer, are competitive for comparable positions in similar firms.

The annual incentive awards paid to executive officers, including the Chief Executive Officer, in early 2004 (and shown in the Summary Compensation Table) were determined using a scorecard approach in accordance with the philosophy and process outlined above. The plan was designed to provide a strong link between the financial success of the Company and individual performance and rewards. These awards reflect the exceptional performance of the Company and the executive officers with respect to predetermined financial and non-financial objectives during 2003.

Grants of restricted stock units in early 2004 to executive officers, including the Chief Executive Officer, were made in accordance with the philosophy and process outlined above. This reflects a change in philosophy from previous years (prior to 2003) when stock options were granted to Management as long-term compensation. In determining its restricted stock unit grants to the Chief Executive Officer and certain other executive officers, the Committee carefully considered their prior equity incentive grants and determined that the grants made were appropriate to further align these executives with shareholder interests and to retain these executives over time.

Chief Executive Officer Compensation

For fiscal year 2003, Mr. Mahoney received a salary of $400,000 and a bonus of $675,000. Mr. Mahoney’s base salary has remained unchanged since 2002 and will remain at its current level for 2004. Mr. Mahoney’s short-term incentive award was determined using the “balanced scorecard” approach as well as additional considerations relative to certain non-financial achievements during 2003. The payment reflects the exceptional performance of the Company and Mr. Mahoney with respect to predetermined financial and non-financial objectives during 2003. The Committee took into consideration the objectives they had set for Mr. Mahoney and the Company (including unique financial and personal objectives) and evaluated his actual performance against those objectives. The Committee also considered the interests of the shareholders of the Company in its evaluation of Mr. Mahoney’s performance and the overall compensation awards he was granted.

Compliance with Internal Revenue Code Section 162(m)

The Company’s incentive based compensation plans are designed to be consistent with the performance-based requirements of Internal Revenue Code Section 162(m). The 2002 Bonus Plan was put in place toward that end. The Committee has determined that it is in the Company’s best interest to maintain plans that provide the Committee with a degree of flexibility and, therefore, all awards made through our incentive plans, from time to time, may not be fully deductible.

COMPENSATION/PENSION COMMITTEE

Eugene Roth, Esq., Chairman

Daniel E. Knowles

John J. Whyte

Dated: March 15, 2004

Corporate Governance Committee

The Corporate Governance Committee, which consists of David C. Mitchell, Chairman, Frank M. Henry and Eugene Roth, Esq., is responsible for identifying qualified candidates to be presented to our board for nomination as directors, ensuring that our board and our organizational documents are structured in a way that best serves our practices and objectives, and developing and recommending a set of corporate governance principles as well as those other responsibilities as set forth in the Corporate Governance Committee Charter. The Corporate Governance Committee Charter requires that this Committee consist of no fewer than three board members who satisfy the “independence” requirements of NASDAQ. Each member of our Corporate Governance Committee meets these requirements. Our Corporate Governance Committee was formed in September of 2003 and held three regular meetings during fiscal 2003. During those meetings, the Committee addressed such issues as their Charter and Work Plan, Corporate Governance Guidelines for the Company, the Amended and Restated By-Laws of the Company, Board Education and other various issues as set forth in their Charter.

Executive Compensation

The following table sets forth, for the fiscal years ending December 31, 2003, 2002 and 2001, the cash compensation, as well as certain other compensation, paid or accrued to the Chief Executive Officer and the top four (4) other most highly compensated executive officers of the Company (the named executive officers).

SUMMARY COMPENSATION TABLE

					Long Term Compensation
		Annual Compensation (1)			Awards		Payouts
Name and Position	Year	Compen- sation/ Salary($)	Bonus ($)	Other Annual Comp.($)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen- sation ($)(3)
Michael J. Mahoney	2003	400,000	675,000	—	973,584	—	—	690
President and Chief Executive	2002	388,462	625,000	—	187,489	—	—	690
Officer	2001	294,231	600,000	—	188,942	200,000	—	719

James DePolo (4)	2003	307,479	525,000	—	669,496	—	—	844
Executive Vice President and	2002	283,503	450,000	—	—	—	—	—
Chief Operating Officer	2001	264,000	528,000	—	—	60,000	—	—

Donald P. Cawley	2003	220,962	270,000	—	508,870	—	—	7,450
Executive Vice President and	2002	187,692	200,000	—	79,167	—	—	6,614
Chief Accounting Officer	2001	167,692	204,000	—	75,134	50,000	—	3,436

James Samaha	2003	177,115	144,000	—	368,265	—	—	5,742
Senior Vice President and	2002	154,423	109,599	—	57,343	12,000	—	4,214
General Manager of	2001	148,846	105,000	—	72,182	10,000	—	2,862
Commonwealth Telephone Company, Commonwealth Long Distance Company and epix® Internet Services

Raymond B. Ostroski (5)	2003	155,962	130,000	—	365,003	—	—	5,892
Senior Vice President, General	2002	124,038	70,000	—	76,000	12,000	—	2,001
Counsel & Corporate Secretary	2001	—	—	—	—	—	—	—

(1)	Includes the amount of deferred compensation contributed by the named executive officers to purchase Share Units pursuant to the ESPP. Refer to Footnote (2) below.
(2)	Represents the market value on the date of grant of matching share units acquired pursuant to the ESPP and restricted stock granted pursuant to the CTE Equity Incentive Plan. Vesting of share units in the ESPP and restricted stock grants is accelerated upon a change in control of our company. Dividends, if any, are paid on restricted share units and restricted stock grants. Subject to continued employment, restricted Share Units credited to participants’ accounts vest in three (3) calendar years following the date on which the Share Units were initially credited to the participant’s account and restricted stock grants vest in four (4) calendar years following the date on which the restricted stock was awarded. See Footnote (5) under “Security Ownership of Certain Beneficial Owners and Management.”

As of December 31, 2003, the aggregate holdings and the value of Share Units were:

Name	Share Units (#)	Aggregate Value ($)
Michael J. Mahoney	37,976	1,433,625
James DePolo	1,280	48,344
Donald P. Cawley	14,131	533,459
James Samaha	9,966	376,218
Raymond B. Ostroski	3,951	149,162

The Restricted Stock Awards column also includes the market value on the date of grant (February 28, 2003) of restricted stock awards of 20,000 shares (market value of $755,200) to Mr. Mahoney; 13,000 shares (market value of $490,880) to Mr. DePolo; 10,000 shares (market value of $377,600) to Mr. Cawley; 8,000 shares (market value of $302,080) to Mr. Samaha; and 8,000 shares (market value of $302,080) to Mr. Ostroski.

The aggregate holdings and the value of unvested restricted stock that have been granted in 2000 and 2003 as of December 31, 2003 are: Mr. Mahoney, 20,000 shares, aggregate value $755,000; Mr. DePolo, 21,750 shares, aggregate value $821,063; Mr. Cawley, 15,000 shares, aggregate value $566,250; Mr. Samaha, 10,500 shares, aggregate value $396,375; and Mr. Ostroski, 8,000 shares, aggregate value $302,000.

(3)	Includes the following amounts for the last fiscal year: (i) Michael J. Mahoney: $690—Company paid life insurance; (ii) James DePolo: $844—Company paid life insurance; (iii) Donald P. Cawley: $450—Company paid life insurance; $7,000—401(k) Company match; (iv) James Samaha: $270—Company paid life insurance; $5,472—401(k) Company match; (v) Raymond B. Ostroski: $433—Company paid life insurance; $5,459—401(k) Company match.

(4)	Through March 2003, Mr. DePolo acted as an independent consultant for the Company pursuant to an agreement with the Company. For a description of his consulting agreement, see “Employment Agreements.” As of April 1, 2003, Mr. DePolo became a full-time employee of the Company and his consulting agreement was terminated.

(5)	Raymond B. Ostroski became an employee of our company in January 2002.

CTE Options/SAR Grants in Fiscal Year 2003

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Emp. In Fiscal Yr. 2003	Exercise Or Base Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%($)	10%($)
Michael J. Mahoney	—	—	—	—	—	—
James DePolo	—	—	—	—	—	—
Donald P. Cawley	—	—	—	—	—	—
James Samaha	—	—	—	—	—	—
Raymond B. Ostroski	—	—	—	—	—	—

Fiscal Year-End Option Values (1)

Name	Number of Securities Underlying Options at December 31, 2003		Value of Unexercised In- The-Money Options at December 31, 2003 (2)
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Michael J. Mahoney	188,000	192,000	295,000	442,500
James DePolo	136,000	64,000	1,007,250	132,750
Donald P. Cawley	51,005	34,000	543,021	110,625
James Samaha	8,400	19,600	—	22,125
Raymond B. Ostroski	2,400	9,600	—	—

(1)	All options become fully vested on a change of control of the Company.
(2)	The fair market value of CTE Common Stock at the close of trading on December 31, 2003 was $37.75 per share.

Pension Benefits

The following table shows the estimated annual benefits payable under the Company’s pension plan upon retirement for the named executive officers based upon the compensation and years of service classifications indicated:

Average Compensation	Years of Service
	5	10	15	20	25
$100,000	$5,689	$11,378	$17,066	$22,755	$28,444
$125,000	7,376	14,753	22,129	29,505	36,881
$150,000	9,064	18,128	27,191	36,255	45,319
$175,000	10,751	21,503	32,254	43,005	53,756
$200,000	12,439	24,878	37,316	49,755	62,194

Pensions are computed on a single straight life annuity basis and are not reduced for social security or other offset amounts. Participants receive a pension based upon average compensation multiplied by the number of years of service. Said average compensation is computed on the basis of the average of the employee’s highest five (5) consecutive annual base salaries in the ten (10) years immediately preceding retirement. Average compensation is capped (currently at $205,000) based on Internal Revenue Service limitations. The compensation covered by this plan is generally based upon the compensation disclosed as salary in the “Summary Compensation Table”.

Employment Agreements

Through March 2003, Mr. DePolo acted as an independent consultant for the Company pursuant to an agreement with the Company. Under the terms of this agreement, Mr. DePolo received a fee of $24,167 per month as well as other consideration in exchange for acting as the Chief Operating Officer (“COO”) of the Company. The agreement was terminable by either party without penalty on sixty days’ written notice. Under the agreement, Mr. DePolo undertook to, inter alia: i) indemnify the Company for harm resulting from his actions; ii) protect the Company’s proprietary information; iii) maintain adequate insurance; and iv) refrain from soliciting the Company’s employees for a two-year period following termination of the agreement. Under the agreement, the Company agreed to indemnify and hold Mr. DePolo harmless in the performance of his duties as COO as well as to provide coverage for Mr. DePolo under its Directors and Officers insurance policy. As of April 1, 2003, Mr. DePolo became a full-time employee of CTE and his consulting agreement was terminated.

Performance Graph

The following performance graph compares the performance of CTE Common Stock to the NASDAQ Stock Market (U.S.) Index and the NASDAQ Telecommunications Index. The graph assumes that the value of the investment in CTE Common Stock and each index was $100 at December 31, 1998. It also assumes the reinvestment of dividends, if applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Commonwealth Telephone Company (“CT”) and CTSI received approximately $219,000 during 2003 in access charges from RCN Long Distance as a result of RCN originating and terminating traffic on the Company’s networks. In addition, CT and CTSI received approximately $844,000 in 2003 in local service, telephone access, toll and enhanced service revenue from RCN companies.

The Company paid approximately $33,000 in 2003 to Rosenn, Jenkins & Greenwald, L.L.P. for legal services. Also, the Company received approximately $63,000 during 2003 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth, a Director of the Company, is a Senior Partner at the law firm.

The Company paid approximately $35,000 in 2003 to Hanify and King for legal services. Terence McCourt, Esq., a partner in the law firm, is the brother of David McCourt, a Director of the Company.

The Company, primarily through its subsidiary CTSI, recorded approximately $55,000 of telecommunications services revenue from Martz Trailways in 2003. Mr. Henry, a Director of the Company, is Chairman of Martz Trailways.

In 2003, the Company recorded approximately $645,000 in telecommunications services revenues from the Geisinger Health System and its subsidiaries. Eugene Roth, Esq., a Director of the Company, is a Director of Geisinger Wyoming Valley Medical Center.

In 1999, the Company entered into a $240.0 million revolving credit facility with First Union Securities. In addition, First Union (now Wachovia) has acted as intermediary for the Company in $85.0 million of interest rate swaps. The revolving credit facility was terminated on July 17, 2004 but First Union (now Wachovia) is still an intermediary for the Company on one remaining interest rate swap in the amount of $35.0 million. In addition, the Company recorded approximately $137,000 in telecommunications service revenues from First Union (now Wachovia) or its subsidiaries during 2003. Mr. Henry, a Director of the Company, is a member of the NEPA Regional Advisory Board of First Union Corporation (now Wachovia). Mr. Roth, a Director of the Company, is a Director of the Pennsylvania Regional Board of Directors of First Union National Bank (now Wachovia).

CTE, through its subsidiary epix® Internet Services, Inc., paid approximately $418,000 to Level 3 Communications, Inc. (“Level 3”) in 2003 for network services including transport services, collocation and gateway services. Mr. Crowe, a Director of the Company, is a Director and CEO of Level 3, while Messrs Scott, Jaros and McCourt, also Directors of the Company, are Directors of Level 3.

The Company is a party to a registration rights agreement with Level 3 dated as of February 7, 2002 and amended on April 23, 2003 (as amended, the “Level 3 Registration Rights Agreement”) which permitted Level 3 to make up to three demands for the Company to register Level 3’s shares of CTE Combined Common Equity. Level 3 exercised one of these demands in February 2002 (the “February 2002 Level 3 Demand”). Each of its two remaining demands may not be made within 150 days of the effective date of a prior demand, and must be for not less than (x) 1,500,000 shares of CTE Combined Common Equity, (y) CTE Combined Common Equity representing the right to cast at least 6,500,000 votes at a meeting of the Company’s shareholders or (z) all of Level 3’s remaining shares of CTE Combined Common Equity. Alternatively, Level 3 could use its remaining demand rights to request that the Company file a shelf registration statement for all of its remaining shares of CTE Combined Common Equity.*

Pursuant to the February 2002 Level 3 Demand, Level 3 completed the sale of 4,898,000 shares of CTE Common Stock in an underwritten offering on April 2, 2002 (the “April 2002 Level 3 Sale”). Level 3 paid $500,000 of the Company Expenses (as defined below) incurred in connection with this transaction as well as the underwriting discounts and commissions, and the Company paid the remaining Company Expenses. Company Expenses means: (i) registration and filing fees with the SEC and NASD; (ii) fees and expenses of compliance with securities or blue sky laws; (iii) printing expenses; (iv) fees and expenses incurred in connection with the listing or quotation of the shares; (v) fees and expenses of counsel to the Company and of the independent certified public accountants of the Company; (vi) the reasonable fees and expenses of any additional experts the Company retains in connection with such registration; and (vii) the reasonable fees and expenses of one counsel for Level 3 not to exceed $25,000.*

Pursuant to the Level 3 Registration Rights Agreement, Level 3 also has unlimited “piggyback” registration rights whereby if the Company proposes to file certain types of registration statements, either for itself or the Company’s other shareholders, the Company must provide prompt notice to Level 3 and register certain of Level 3’s shares if Level 3 so chooses. The Company has agreed to pay all of the Company Expenses, and Level 3 has agreed to pay any underwriting fees, discounts or commissions, incurred in connection with any “piggyback” registration.*

The Company is also a party to a shelf registration agreement dated November 12, 2002 with Level 3 (the “Level 3 Shelf Registration Agreement”) which superseded the Level 3 Registration Rights Agreement with respect to (i) sales of certain shares of CTE Common Stock held by Level 3 at that time (but not with respect to CTE Class B Common Stock held by Level 3 or any CTE Common Stock or other securities into which such shares of CTE Class B Common Stock are converted or exchanged) and (ii) the allocation of expenses between the Company and Level 3 for sales by Level 3 of shares of CTE Combined Common Equity whether pursuant to the Level 3 Shelf Registration Agreement or the Level 3 Registration Rights Agreement.*

Pursuant to the Level 3 Shelf Registration Agreement, the Company filed a shelf registration statement covering the remaining 4,741,326 shares of CTE Common Stock that Level 3 continued to own following the April 2002 Level 3 Sale. On December 18, 2002, Level 3 completed the sale of all of these shares in an underwritten offering. The Company paid all of the expenses in connection with the filing of the shelf registration statement and paid 50% of the other Company Expenses incurred in connection with this transaction. Level 3 paid the remaining Company Expenses as well as the underwriting discounts and commissions.*

On April 24, 2003, the Company entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with Level 3 Communications and Eldorado Equity Holdings, Level 3’s indirect, wholly-owned subsidiary. Under the terms of the Recapitalization Agreement, the Company agreed to amend its existing charter to (i) reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock and (ii) eliminate from the existing charter the CTE Class B Common Stock, and all provisions related thereto, and certain miscellaneous inoperative provisions. Level 3 agreed, pursuant to the terms of the Recapitalization Agreement, to vote its shares in favor of the reclassification and the related charter amendments. On September 3, 2003, at the Annual Meeting, shareholders approved the proposal to reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock. CTE now has only one class of common stock, with each share having one vote in corporate governance matters. As a result of the reclassification, Level 3 ownership was reduced to approximately 4.6% of the outstanding CTE Common Stock and correspondingly 4.6% of the voting power. Subsequently, on January 21, 2004 Level 3 sold all of its remaining CTE Common Stock and no longer holds any equity ownership interest in the Company. In connection with the Recapitalization, the Class B common shares held as Treasury Stock were retired and the shares are no longer authorized.

*	On January 21, 2004, Level 3 announced that it had privately negotiated the sale of its remaining 1,108,596 shares of CTE Common Stock to an institutional investor. In connection with this transaction, Level 3 assigned all of its remaining rights under the Level 3 Registration Rights Agreement and the Level 3 Shelf Registration Agreement to the purchaser. Level 3 does not hold any equity ownership interest in the Company at this time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information regarding the beneficial ownership of our common stock as of March 15, 2004 held by: (i) each current director of our company; (ii) the named executive officers; (iii) persons who are currently directors or executive officers of our company as a group; and (iv) each person known to us to own beneficially more than 5% of the outstanding shares of our common stock. The “Percent of Outstanding Shares” columns represent ownership, not voting interest. Shares of our common stock have one (1) vote per share. Each director or named executive officer has investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto.

	Common Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares(1)
Donald P. Cawley (2)(5)	113,725	*
James Q. Crowe (3)	24,629	*
James DePolo (4)(5)	172,423	*
Frank M. Henry (3)	65,694	*
Richard R. Jaros (3)	12,886	*
Daniel E. Knowles (6)	13,484	*
Michael J. Mahoney (5)(7)	293,514	1.3%
David C. McCourt (8)	16,551	*
David C. Mitchell (3)	14,645	*
Raymond B. Ostroski (5)(9)	16,720	*
Eugene Roth (10)	5,470	*
James Samaha (5)(11)	28,666	*
Walter Scott, Jr. (3)	118,062	*
John J. Whyte (3)	12,680	*
Directors and Executive Officers as a group (22 persons)	1,072,585	4.9%
Gabelli Asset Management Company (12)	2,310,000	10.5%
Columbia Wanger Asset Management, L.P. (13)	1,862,500	8.5%
Sterling Capital Management, LLC (14)	1,875,000	8.5%
Fairfax Financial Holdings Limited (15)	1,108,596	5.0%

*	Less than one percent of the outstanding shares of common stock.
(1)	Includes all shares of CTE Common Stock and restricted shares of CTE Common Stock owned or awarded as of March 31, 2004 as well as vested matching share units and participants’ contributions under the CTE Executive Stock Purchase Plan (further described in Footnote 5 below) at March 15, 2004, and matching share units scheduled to vest within 60 days thereafter.
(2)	Includes options to purchase 63,005 shares of our Common Stock exercisable within 60 days after March 15, 2004.
(3)	Includes options to purchase 10,000 shares of our Common Stock exercisable within 60 days after March 15, 2004.
(4)	Includes options to purchase 148,000 shares of our Common Stock exercisable within 60 days after March 15, 2004.
(5)

Under the CTE Executive Stock Purchase Plan, participants who defer current compensation are credited with “share units” with a value equal to the amount of the deferred pretax compensation. The value of a share unit is based on the value of a share of Common Stock. We also credit each participant’s matching account under the Executive Stock Purchase Plan with 100 percent of the number of share units credited based on the participant’s elective contributions. Share units credited to participants’ elective contribution accounts are fully and immediately vested. Share units credited to participants’ matching accounts generally vest on the third anniversary of the date they are credited, subject to continued employment. Share units credited to a participant’s matching account become fully vested on a change in control of the company, or on the participant’s death or disability while actively employed. In connection with the settlement of the share units, participants may receive shares of Common Stock or cash. We have established a grantor trust to hold shares of Common Stock corresponding to the number of share units credited to participants’ accounts in the Executive Stock Purchase Plan. Participants do not have the right to vote share units, provided that we may, but are not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote the share units. The table below shows with respect to each named participant, share units relating to the common stock acquired by each such participant in lieu of current compensation and the vested share units credited to the Executive Stock Purchase Plan account of each such participant as of March 15, 2004, including matching share units scheduled to vest within 60 days thereafter:

Name	Total Share Units Acquired and Vested Restricted Matching Share Units
Michael J. Mahoney	33,014
James DePolo	4,696
Donald P. Cawley	12,400
James Samaha	6,751
Raymond B. Ostroski	3,514

(6)	Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days of March 15, 2004.
(7)	Includes options to purchase 228,000 shares of our Common Stock exercisable within 60 days after March 15, 2004.
(8)	Includes 15,551 share units of CTE Common Stock through RCN’s Executive Stock Purchase Plan.
(9)	Includes options to purchase 4,800 shares of our Common Stock exercisable within 60 days after March 15, 2004.
(10)	Share ownership also includes Mr. Roth’s proportionate interest of shares and vested options owned by the firm of Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth is a Senior Partner of the firm.
(11)	Includes options to purchase 12,800 shares of Common Stock exercisable within 60 days after March 15, 2004.
(12)	Based on estimates obtained from Thomson Financial Group reported as of February 27, 2004 for certain entities affiliated with Gabelli Asset Management Company. The address of each affiliate is One Corporate Center, Rye, New York 10580-1434.
(13)	Based on estimates obtained from Thomson Financial Group reported as of February 27, 2004, for certain entities affiliated with Columbia Wanger Asset Management L.P. The address of each affiliate is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.
(14)	Based on estimates obtained from Thomson Financial Group reported as of February 27, 2004 for certain entities affiliated with Sterling Capital Management, LLC. The address of Sterling is 2 Morrocroft Centre, 4064 Colony Road, Charlotte, North Carolina 28211-5043.
(15)	Based on estimates obtained from Thomson Financial Group reported as of February 27, 2004 for Fairfax Financial Holdings Limited. The address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

DESCRIPTION OF NOTES

The notes were issued under an indenture between us, as issuer, and The Bank of New York, as trustee. The notes and the shares of our common stock issuable upon conversion of the notes are covered by a registration rights agreement. Holders may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge holders to read the indenture because it, and not this description, defines their rights as noteholders. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

As used in this “Description of Notes” section, references to “CTE,” “Company,” “we,” “our” or “us” refer solely to Commonwealth Telephone Enterprises, Inc. and not to its subsidiaries.

General

The notes are unsubordinated unsecured debt and rank on a parity with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt. The notes will be convertible into our common stock as described under “—Conversion of Notes.”

The notes are limited to $300,000,000 aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on July 15, 2023 unless earlier converted, redeemed or repurchased.

The notes are obligations of our company, which is a holding company, and not our subsidiaries. Because we derive substantially all of our revenues from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our obligations under the notes. Our subsidiaries have no obligation to pay amounts due on the notes or to make any funds available to us for payment of the notes upon maturity or upon a redemption or purchase of the notes as described below.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder upon a Designated Event.”

The notes bear interest at a rate of 3.25% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from July 18, 2003, or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest, including contingent interest, if any, on January 15 and July 15 of each year, beginning January 15, 2004, to record holders at the close of business on the preceding January 1 and July 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We may, from time to time, increase the interest rate for any period if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the notes and holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to a holder’s address as it appears in the note register, provided that holders with an aggregate principal amount of notes in excess of $2.0 million shall be paid, at their written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

Holders may convert any of their notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes and the obtaining of any regulatory approvals that may be necessary, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	subject to certain exceptions, upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon the occurrence of specified corporate transactions.

The number of shares of common stock holders will receive upon conversion of their notes will be determined by multiplying the number of $1,000 principal amount notes they convert by the conversion rate on the date of conversion. Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 17.5439 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $57.00 per share.

If we call notes for redemption, holders may convert their notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If holders have submitted their notes for repurchase upon a designated event, they may convert their notes only if they withdraw their repurchase election. Similarly, if holders exercise their option to require us to repurchase their notes other than upon a designated event, those notes may be converted only if they withdraw their election to exercise their option in accordance with the terms of the indenture. Upon conversion of notes, a holder will not receive any cash payment of interest, including contingent interest, if any, and additional interest, if any, accrued on any note that has been converted (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, in each case, to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if notes are converted after a record date but prior to the corresponding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest, if any, and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest, if any, and additional interest, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is during such period or (3) to the extent of overdue interest, overdue contingent interest or overdue additional interest, if any overdue interest, overdue contingent interest or overdue additional interest exists at the time of conversion with respect to such note.

For a discussion of holders’ tax treatment upon receipt of our common stock upon conversion, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive. The “conversion price” with respect to a note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon the conversion of such note on such day.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, that holders may not convert their notes in reliance on this provision after July 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, holders may convert the notes until the close of business on the second business day immediately preceding the redemption date, after which time their right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify holders at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the second business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if holders will otherwise participate in the distribution without conversion, nor will they have an ability to convert pursuant to this provision.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, holders may surrender their notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction (or, if such consolidation, merger or binding share exchange also constitutes a designated event, until the corresponding designated event repurchase date). If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, holders’ right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which they would have received if they had converted their notes immediately prior to the transaction. If the transaction also constitutes a designated event, holders can require us to repurchase all or a portion of their notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

The indenture states that the Recapitalization Transaction will not trigger any conversion rights.

Conversion Procedures

To convert their note into common stock holders must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date, including contingent interest, if any, and additional interest, if any.

The date holders comply with these requirements is the “conversion date” under the indenture. If their interest is a beneficial interest in a global note, to convert they must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock rights or warrants to purchase our common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at a price less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

•

we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of their notes holders of notes will be entitled to receive the same type of consideration which they would have been entitled to receive if they had converted the notes into our common stock immediately prior to any of these events.

The indenture states that the Recapitalization Transaction will not trigger an adjustment to the conversion rate.

We may, from time to time, to the extent permitted by law, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.

Holders may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six-month period commencing July 15, 2008, if the trading price of the notes, as defined above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition,” for each of the five trading days immediately preceding the first day of the applicable six-month period, equals 120% or more of the principal amount of the notes. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments in the same manner as regular interest payments.

We will notify the note holders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Us

Beginning July 18, 2008, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date, to the record holder on the record date corresponding to such interest payment date. We are required to give notice of redemption by mail to holders no more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and that holder converts a portion of its notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase their notes, in whole or in part, on July 15 of 2008, 2013 and 2018 for cash. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

A holder’s right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the notes at a cash price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. However, if the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date, to the record holder on the record date corresponding to such interest payment date.

We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If holders elect to require us to repurchase their notes, they must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, their repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

These designated event repurchase rights could discourage a potential acquirer of our company. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of our company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to redeem or repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to redeem or repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Us

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest, including contingent interest, if any, and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest, if any, or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest, if any, or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, if any, or additional interest, if any, of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, including contingent interest, if any, and additional interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers, in which we agreed to use our reasonable best efforts to file a shelf registration statement with the SEC covering resale of the registrable securities within 120 days after the closing date. We also agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 270 days of the closing date. We further agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act, or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

We will pay additional interest if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available.

In no event will additional interest accrue at a rate per annum exceeding 0.50%.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling shareholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders through brokers and dealers.

We will give notice to all holders of the filing and effectiveness of the shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. In order to be named as a selling shareholder in the prospectus at the time of effectiveness of the shelf registration statement, holders must complete and deliver a questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver their prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined additional interest described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders do not complete and deliver a questionnaire in the manner described above or provide the other information we may request, they will not be named as a selling shareholder in the prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement and will not be entitled to additional interest. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share and 25,000,000 shares of preferred stock, without par value.

Common Stock

The holders of common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Holders of common stock have cumulative voting rights in the election of directors and do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption rights or sinking fund provisions with respect to the common stock.

Except for amendments adopted by our board of directors as described in “—Preferred Stock” below, any proposed amendment to our articles of incorporation that would (i) increase or decrease the par value of any class; (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely; (iii) increase the authorized number of shares of any class; (iv) authorize a new class of shares senior or superior in any respect to the shares of any class; or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, would require the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, in addition to the approval of a majority of the votes entitled to be cast by the holders of common stock.

Preferred Stock

Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a holder of the notes or a shareholder might consider favorable. Set forth below is a description of certain of these provisions.

“Blank Check” Preferred Stock.    Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Special Meetings of Shareholders.    Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

Staggered Terms for Directors.    Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the shareholders for a term of three years to succeed the directors whose terms then expire.

Provisions of the Pennsylvania Business Corporation Law.    The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short- and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

Transfers Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for the common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the notes or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; and

•	Non-United States Holders (as defined below) that hold, or will hold, more than 5% of the notes or that hold, or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary is for general information only. Accordingly, persons considering the purchase of the notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any estate tax consequences or tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”). Pursuant to the terms of the indenture, we have agreed, and every holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income and estate tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest Accruals on the Notes

Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. At the time the notes were issued we determined the comparable yield to be 8.00%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, at the time the notes were issued we were required to construct a “projected payment schedule” in respect of the notes, representing a series of payments (including payments at maturity, taking into account the conversion feature) the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The projected payment schedule for the notes includes an estimate for a payment at maturity taking into account the anticipated value of our common stock at that time. Holders that wish to obtain the projected payment schedule may do so by contacting Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania, 18612-9774, Attention: Senior Vice-President, Investor Relations.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that will be paid on the notes, or the value at any time of the common stock into which the notes may be converted. For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, we have agreed, and every United States Holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary), to be bound by our determination of the comparable yield and projected payment schedule.

Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). In addition, a United States Holder that purchases a note for an amount which is more or less than its adjusted issue price on the date of purchase will be required to make further adjustments in the manner described below. The “issue price” of each note is $1,000.00.

The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods.

In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a “positive adjustment”) in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a “negative adjustment” equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

A United States Holder whose tax basis in a note differs from the adjusted issued price of the note at the time of acquisition must reasonably allocate the difference to (i) daily portions of interest or (ii) the projected payment at maturity. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payment at maturity should be reasonable to the extent that the anticipated value of our common stock at maturity, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock, as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

If a United States Holder’s tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

If a United States Holder’s tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

It should be noted that generally the rules for accrual of premium or discount will not apply. A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

Sale, Conversion, Exchange or Retirement of the Notes

Upon a sale, conversion, exchange or retirement of a note for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously made on the notes to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

A United States Holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. It is unclear whether any such constructive dividend would be eligible for the reduced rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by noncorporate United States Holders on common stock for taxable years beginning prior to January 1, 2009 may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisors regarding the tax treatment of any distributions paid on our common stock.

Sale or Other Disposition of Common Stock

Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Notes

All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement of a note and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively (pursuant to the conversion feature or otherwise), 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

•	such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of a sale, conversion, exchange or retirement of the notes, such Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met; and

•	in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange or retirement of a note by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note, or any gain realized on the sale, conversion, exchange or retirement of the note, are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Constructive Dividends

If a Non-United States Holder were deemed to have received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest, shares of common stock or proceeds subsequently paid or credited to the Non-United States Holders of the notes. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Distributions on Common Stock

Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period during which the Non-United States Holder held the common stock. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale or exchange of the common stock by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above). These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the notes, the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States information reporting and backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker Incorporated and Wachovia Capital Markets, LLC (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock. Wachovia Bank, National Association, formerly First Union National Bank, an affiliate of Wachovia Capital Markets, LLC, acted as administrative agent in connection with our revolving credit facility, which was terminated on July 17, 2003.

The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders and the percentages are based on $300 million principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion price of $57.00 per share.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any such sales.

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Advent Convertible Master (Cayman) L.P.	7,374,000	2.5%	129,369	129,369	—
Alcon Laboratories	391,000	*	6,860	6,860	—
Allentown City Firefighters Pension Plan	14,000	*	246	246	—
Allentown City Officers & Employees Pension Fund	16,000	*	281	281	—
Allentown City Police Pension Plan	24,000	*	421	421	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Alpha US Sub Fund 4 LLC	329,000	*	5,772	5,772	—
Allstate Insurance Company	1,400,000	*	33,961	24,561	9,400
Amaranth L.L.C.	40,683,000	13.6%	713,738	713,738	—
American Investors Life Insurance Co.	600,000	*	10,526	10,526	—
Amerlk Life Insurance Co.	1,100,000	*	19,298	19,298	—
Arapahoe County Colorado	49,000	*	860	860	—
Argent Classic Convertible Arbitrage Fund L.P.	1,820,000	*	31,930	31,930	—
Argent Classic Convertible Arbitrage Fund II, L.P.	310,000	*	5,439	5,439	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	6,680,000	2.2%	117,193	117,193	—
Argent LowLev Convertible Arbitrage Fund, LLC	520,000	*	9,123	9,123	—
Argent LowLev Convertible Arbitrage Fund, II, LLC	80,000	*	1,404	1,404	—
Argent LowLev Convertible Arbitrage Fund LTD.	2,400,000	*	42,105	42,105	—
Arlington County Employees Retirement System	676,000	*	11,860	11,860	—
Asante Health Systems	101,000	*	1,772	1,772	—
Bancroft Convertible Fund, Inc.	550,000	*	9,649	9,649	—
BBT Fund, L.P.	5,200,000	1.7%	91,228	91,228	—
Bear, Stearns & Co., Inc.	1,000,000	*	17,544	17,544	—
Boilermakers Blacksmith Pension Trust	1,725,000	*	30,263	30,263	—
BP Amoco PLC Master Trust	281,000	*	4,930	4,930	—
British Virgin Islands Social Security Board	88,000	*	1,544	1,544	—
BTES Convertible ARB	50,000	*	877	877	—
BTOP Growth VS Value	200,000	*	3,509	3,509	—
Calamos® Market Neutral Fund—Calamos® Investment Fund	6,700,000	2.2%	117,544	117,544	—
City and County of San Francisco Retirement System	1,493,000	*	26,193	26,193	—
Citigroup Global Markets Ltd	12,000,000	4.0%	210,527	210,527	—
City of New Orleans	206,000	*	3,614	3,614	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
City University of New York	152,000	*	2,667	2,667	—
Class C Trading Company, Ltd.	500,000	*	8,772	8,772	—
CNH CA Master Account L.P.	750,000	*	13,158	13,158	—
Concentrated Alpha Partners, L.P.	1,300,000	*	22,807	22,807	—
Consulting Group Capital Markets Funds	900,000	*	15,790	15,790	—
Convertible Securities Fund	75,000	*	1,316	1,316	—
CSS, L.L.C.	2,000,000	*	35,088	35,088	—
Daimler Chrysler Corp Emp #1 Pension Plan	2,115,000	*	37,105	37,105	—
Deep Haven Domestic Convertible Trading Ltd.	6,462,000	2.2%	113,369	113,369	—
D.E. Shaw Investment Group, L.L.C	1,200,000	*	21,053	21,053	—
D.E. Shaw Valence Portfolios, L.L.C.	4,800,000	1.6%	84,211	84,211	—
Delta Airlines Master Trust	395,000	*	6,930	6,930	—
Delware Public Employees Retirement System	1,565,000	*	27,456	27,456	—
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer	8,000	*	140	140	—
DKR Sound Shore Strategic Holding Fund Ltd.	8,000,000	2.7%	140,351	140,351	—
Duke Endowment	335,000	*	5,877	5,877	—
Ellsworth Convertible Growth and Income Fund, Inc.	550,000	*	9,649	9,649	—
Fore Convertible Master Fund, Ltd.	1,000,000	*	17,544	17,544	—
Franklin and Marshall College	195,000	*	3,421	3,421	—
Gaia Offshore Master Fund Ltd.	8,910,000	3.0%	156,316	156,316	—
Global Bermuda Limited Partnership	1,600,000	*	28,070	28,070	—
Goldman Sachs & Company	7,500,000	2.5%	131,579	131,579	—
Goldman Sachs & Co. Profit Sharing Master Trust	211,000	*	3,702	3,702	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Grady Hospital Foundation	134,000	*	2,351	2,351	—
Guggenheim Portfolio Company VIII	250,000	*	4,386	4,386	—
Guggenheim Portfolio Company XV, LLC	50,000	*	877	877	—
Hfr Arbitrage Fund	353,000	*	6,193	6,193	—
Highbridge International LLC	10,500,000	3.5%	184,211	184,211	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	95,000	*	1,667	1,667	—
Jefferies & Company Inc.	2,000	*	35	35	—
KBC Financial Products USA Inc.	460,000	*	8,070	8,070	—
Lakeshore International Limited	6,400,000	2.1%	112,281	112,281	—
LDG Limited	176,000	*	3,088	3,088	—
Lexington Vantage Fund	44,000	*	772	772	—
Lyxor	875,000	*	15,351	15,351	—
Lyxor/Gaia II Fund Ltd.	2,250,000	*	39,474	39,474	—
Lyxor Master Fund	500,000	*	8,772	8,772	—
Man Convertible Bond Master Fund, Ltd.	4,720,000	1.6%	82,807	82,807	—
Man Mac 1 Limited	250,000	*	4,386	4,386	—
McMahon Securities Co. L.P.	1,576,000	*	27,649	27,649	—
Morgan Stanley Convertible Securities Trust	1,000,000	*	17,544	17,544	—
MSD TCB, LP	4,000,000	1.3%	70,176	70,176	—
Municipal Employees	242,000	*	4,246	4,246	—
Nations Convertible Securities Fund	4,925,000	*	86,404	86,404	—
New Orleans Firefighters Pension / Relief Fund	137,000	*	2,404	2,404	—
Nisswa Master Fund Ltd.	1,000,000	*	17,544	17,544	—
Nomura Securities Intl Inc (10/13/03)	29,000,000	9.7%	508,773	508,773	—
Occidental Petroleum Corporation	272,000	*	4,772	4,772	—
OZ Mac 13 Ltd.	241,000	*	4,228	4,228	—
OZ Convertible Master Fund, Ltd.	697,000	*	12,228	12,228	—
OZ Master Fund, Ltd.	4,635,000	1.5%	81,316	81,316	—
Polaris Vega Fund L.P.	250,000	*	4,386	4,386	—
Pro-mutual	759,000	*	13,316	13,316	—
Ramius Master Fund, LTD	4,125,000	1.4%	72,369	72,369	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Ramius Partners II, LP	200,000	*	3,509	3,509	—
RCG Latitude Master Fund, LTD	3,925,000	1.3%	68,860	68,860	—
RCG Multi Strategy Master Fund, LTD	1,150,000	*	20,175	20,175	—
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	7,000	*	123	123	—
Royal Bank of Canada	3,000,000	1.0%	52,646	52,632	14
S.A.C. Capital Associates, LLC	20,000,000	6.7%	350,878	350,878	—
Sage Capital	100,000	*	1,754	1,754	—
Satellite Convertible Arbitrage Master Fund, LLC.	2,000,000	*	35,088	35,088	—
S G Cowen Securities Corporation	4,250,000	1.4%	74,562	74,562	—
Silver Convertible Arbitrage Fund, LDC	400,000	*	7,018	7,018	—
Southern Farm Bureau Life Insurance	1,010,000	*	17,719	17,719	—
Sphinx Convertible Arb Fund SPC	78,000	*	1,368	1,368	—
Sphinx Convertible Arbitrage Fund SPC	107,000	*	1,877	1,877	—
Spinx Fund	107,000	*	1,877	1,877	—
SSI Blended Market Neutral L.P.	181,000	*	3,175	3,175	—
SSI Hedged Convertible Market Neutral L.P.	223,000	*	3,912	3,912	—
State of Maryland Retirement Agency	3,237,000	1.1%	56,790	56,790	—
State Street Bank Custodian for GE Pension Trust	1,690,000	*	29,649	29,649	—
St. Thomas Trading, Ltd.	6,780,000	2.3%	118,948	118,948	—
Sunrise Partners Limited Partnership	6,992,000	2.3%	126,220	122,667	3,553
Tag Associates	69,000	*	1,211	1,211	—
Teachers Insurance and Annuity Association of America	12,000,000	4.0%	210,527	210,527	—
TD Securities (USA) Inc.	2,500,000	*	43,860	43,860	—
Tempo Master Fund LP	10,000,000	3.3%	175,439	175,439	—
The Coast Fund, L.P.	1,000,000	*	17,544	17,544	—
The Grable Foundation	89,000	*	1,561	1,561	—
TQA Master Fund, LTD	1,726,000	*	30,281	30,281	—
TQA Master Plus Fund, LTD	2,622,000	*	46,000	46,000	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Trustmark Insurance	340,000	*	5,965	5,965	—
Viacom Inc. Pension Plan Master Trust	9,000	*	158	158	—
Wachovia Bank National Association	20,000,000	6.7%	350,878	350,878	—
Wachovia Securities LLC.	250,000	*	4,386	4,386	—
White River Securities L.L.C.	1,000,000	*	17,544	17,544	—
Xavex Convertible Arbitrage 2 Fund	100,000	*	1,754	1,754	—
Xavex Convertible Arbitrage 5 Fund	550,000	*	9,649	9,649	—
Xavex-Convertible Arbitrage 7 Fund	423,000	*	7,421	7,421	—
Xavex Convertible Arbitrage 10 Fund	690,000	*	12,105	12,105	—
Zurich Institutional Benchmarks Master Fund Ltd.	1,033,000	*	18,123	18,123	—

Total**	300,000,000	100%	5,276,137	5,263,170	12,967

*	Represents less than 1.0%.
**	The sum of the listed principal amount of notes beneficially owned by selling securityholders actually exceeds $300,000,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling securityholders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $300,000,000.
(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 17.5439 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease form time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.
(2)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

PLAN OF DISTRIBUTION

The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the underlying common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the underlying common stock. However, the selling securityholders will pay all underwriting discounts, commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the common stock into which the notes are convertible from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the common stock into which the notes are convertible to close out such short positions, or loan or pledge the notes and the common stock into which the notes are convertible to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the common stock into which the notes are convertible through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the common stock into which the notes are convertible, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes and the common stock into which the notes are convertible and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the common stock into which the notes are convertible, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the common stock into which the notes are convertible may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock into which the notes are convertible by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock into which the notes are convertible to engage in market-making activities with respect to the particular notes and the common stock into which the notes are convertible being distributed. All of the above may affect the marketability of the notes and the common stock into which the notes are convertible and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock into which the notes are convertible.

Under the securities laws of certain states, the notes and the common stock into which the notes are convertible may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the notes and the common stock into which the notes are convertible may not be sold unless the notes and the common stock into which the notes are convertible have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay additional interest.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the notes and the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We also maintain an Internet site at http://www.ct-enterprises.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Although they are not deemed to be incorporated into this prospectus or the registration statement of which it forms a part, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street N.W., Washington, D.C. 20006.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

Attn: Investor Relations

(570) 631-2700

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of common stock issuable upon conversion of the notes will be passed on for us by Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of our company, and by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this Prospectus, and the financial statement schedules included in the Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Commonwealth Telephone Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in common shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Commonwealth Telephone Enterprises, Inc. and Subsidiaries (the “Company”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, effective January 1, 2003, the Company changed its accounting for asset retirement obligations pursuant to the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

/s/    PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 10, 2004

COMMONWEALTH TELEPHONE ENTERPRISES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2003	2002	2001
	(Thousands of Dollars, Except Per Share Amounts)
Sales	$335,722	$318,555	$306,614

Costs and expenses (excluding other operating expenses itemized below)	162,840	154,151	167,970
Management fees, related party	—	1,200	1,200
Depreciation and amortization	71,137	68,216	64,582
Restructuring reversals (see Note 4)	(1,636)	(3,940)	(9,287)
Voluntary Retirement Program	—	2,333	5,388

Operating income	103,381	96,595	76,761
Interest and dividend income	3,372	2,239	3,222
Interest expense	(13,560)	(10,483)	(18,348)
Other income (expense), net	(884)	242	303
Equity in income of unconsolidated entities	2,698	2,384	2,089

Income before income taxes	95,007	90,977	64,027
Provision for income taxes	35,372	33,853	20,895

Income before cumulative effect of accounting change	59,635	57,124	43,132
Cumulative effect of accounting change, net of tax (see Note 2)	13,230	—	—

Net income	72,865	57,124	43,132

Cumulative effect of accounting change for derivative instruments, net of tax	—	—	(182)
Unrealized gain (loss) on derivative instruments, net of tax	1,632	(1,243)	(2,697)
Minimum pension liability adjustment, net of tax	2,839	(2,839)	—

Comprehensive net income	$77,336	$53,042	$40,253

Basic earnings per share:
Income before cumulative effect of accounting change	$2.54	$2.44	$1.86
Cumulative effect of accounting change, net of tax	0.56	—	—

Net income	$3.10	$2.44	$1.86

Weighted average shares outstanding	23,515,367	23,390,939	23,157,784
Diluted earnings per share:
Income before cumulative effect of accounting change	$2.52	$2.42	$1.84
Cumulative effect of accounting change, net of tax	0.55	—	—

Net income	$3.07	$2.42	$1.84

Weighted average shares and common stock equivalents outstanding	23,697,836	23,568,329	23,401,311

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2003	2002
ASSETS
Current assets
Cash and temporary cash investments	$336,035	$34,935
Accounts receivable, net of allowance for doubtful accounts of $2,329 in 2003 and $5,520 in 2002	35,323	37,819
Income taxes receivable	—	30
Accounts receivable from related parties	198	690
Unbilled revenues	14,719	14,357
Material and supply inventory, at average cost	6,636	7,524
Prepayments and other	2,751	2,584
Deferred income taxes	17,016	23,669

Total current assets	412,678	121,608

Property, plant and equipment, net of accumulated depreciation of $452,989 in 2003 and $432,435 in 2002	410,485	411,370
Investments	10,204	9,718
Other assets	18,286	11,343

Total assets	$851,653	$554,039

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$5,623	$9,010
Capital lease obligation	777	130
Accounts payable	29,125	30,493
Notes payable	65,000	65,000
Advance billings and customer deposits	5,212	5,870
Accounts payable to related parties	10	10
Accrued interest	5,286	1,413
Accrued restructuring expense	812	2,029
Accrued expenses	49,045	48,542

Total current liabilities	160,890	162,497

Long-term debt	323,898	77,299
Capital lease obligation	1,082	56
Deferred income taxes	79,876	61,083
Other liabilities	23,178	32,114

Commitments and contingencies (see Note 12)
Common shareholders’ equity
Common Stock ($1 par value, authorized: 85,000,000 and 85,000,000; issued: 24,013,902 and 21,488,697; outstanding: 22,806,886 and 21,444,213, in 2003 and 2002, respectively)	24,014	21,489
Class B Common Stock ($1 par value, authorized: 0 and 15,000,000; issued: 0 and 5,818,684; outstanding: 0 and 2,034,035, in 2003 and 2002, respectively)	—	5,818
Additional paid-in capital	267,076	256,594
Deferred compensation	(6,451)	(2,676)
Accumulated other comprehensive loss	(2,490)	(6,961)
Retained earnings	24,900	77,969
Treasury stock at cost (1,207,016 and 3,829,133 shares in 2003 and 2002, respectively)	(44,320)	(131,243)

Total common shareholders’ equity	262,729	220,990

Total liabilities and shareholders’ equity	$851,653	$554,039

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

	For the Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$72,865	$57,124	$43,132
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	(13,230)	—	—
Depreciation and amortization	71,137	68,216	64,582
Deferred income taxes, net	17,396	21,594	5,303
Provision for loss on accounts receivable	1,230	2,473	(522)
Equity in income of unconsolidated entities	(2,698)	(2,384)	(2,089)
Non-cash amortization of debt issuance costs	1,298	323	394
Non-cash restructuring reversals	(790)	(3,940)	(6,252)
Gain on sale of expansion market assets	(846)	—	(3,035)
Other non-cash items	8,374	(2,368)	1,797
Net change in certain assets and liabilities:
Accrued expense-restructuring	(427)	(1,412)	(8,192)
Accounts receivable and unbilled revenues	905	(5,049)	(223)
Accounts receivable/payable related parties	492	(1,855)	886
Income taxes and interest receivable	113	663	8,197
Material and supply inventory	888	1,853	3,740
Accounts payable	(1,368)	(10,044)	1,465
Accrued expenses, interest and taxes	4,376	(2,038)	(2,092)
Prepayments and other current assets and liabilities	(908)	2,204	194
Other, net	(8,532)	5,818	12,051

Net cash provided by operating activities	150,275	131,178	119,336

Cash flows from investing activities:
Additions to property, plant and equipment	(47,372)	(53,374)	(69,194)
Proceeds on sale of expansion market assets	846	—	3,035
Other	2,790	3,123	3,862

Net cash used in investing activities	(43,736)	(50,251)	(62,297)

Cash flows from financing activities:
Redemption of long-term debt	(56,788)	(74,010)	(109,010)
Proceeds from the exercise of stock options	3,881	720	7,304
Proceeds from borrowings of long-term debt	300,000	—	—
Proceeds from borrowings of short-term debt	—	—	35,000
Capital lease payments	(491)	—	—
Stock repurchases	(43,367)	—	—
Payment made for debt issuance costs	(8,674)	—	(81)

Net cash provided by/(used in) financing activities	194,561	(73,290)	(66,787)

Net increase/(decrease) in cash and temporary cash investments	$301,100	$7,637	$(9,748)
Cash and temporary cash investments at beginning of year	$34,935	$27,298	$37,046

Cash and temporary cash investments at end of year	$336,035	$34,935	$27,298

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$8,228	$11,708	$18,043
Income taxes	$20,904	$9,291	$8,993
Supplemental disclosures of non-cash information:
Equipment acquired under capital lease obligation	$2,163	$—	$—

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(Thousands of Dollars)

	Common Par Value	Class B Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Treasury Stock	Total Common Shareholders’ Equity
Balance, December 31, 2000	$20,966	$5,858	$245,396	$(6,529)	$—	$(22,287)	$(130,121)	$113,283
Net income						43,132		43,132
Restricted stock			(271)	2,548			(912)	1,365
Conversions	20	(20)						—
Stock plan transactions	437		6,867					7,304
Executive stock purchase plan			230	(325)				(95)
Tax benefits related to stock options			3,211					3,211
Cumulative effect of accounting change for derivative instruments, net of tax					(182)			(182)
Unrealized (loss) on derivative instruments, net of tax					(2,697)			(2,697)
Other	4		137				54	195

Balance, December 31, 2001	21,427	5,838	255,570	(4,306)	(2,879)	20,845	(130,979)	165,516
Net income						57,124		57,124
Restricted stock			(95)	1,831			(319)	1,417
Conversions	20	(20)						—
Stock plan transactions	39		681					720
Executive stock purchase plan				(201)				(201)
Tax benefits related to stock options			275					275
Minimum pension liability adjustment, net of tax					(2,839)			(2,839)
Unrealized (loss) on derivative instruments, net of tax					(1,243)			(1,243)
Other	3		163				55	221

Balance, December 31, 2002	21,489	5,818	256,594	(2,676)	(6,961)	77,969	(131,243)	220,990
Net income						72,865		72,865
Restricted stock	163		6,091	(3,622)				2,632
Conversions	8	(8)						—
Stock plan transactions	146		3,735					3,881
Executive stock purchase plan				(153)				(153)
Tax benefits related to stock options			744					744
Recapitalization	2,208	(2,026)	(182)					—
Retire treasury stock		(3,784)				(125,934)	129,718	—
Stock repurchases							(43,367)	(43,367)
Minimum pension liability adjustment, net of tax					2,839			2,839
Unrealized gain on derivative instruments, net of tax					1,632			1,632
Other			94				572	666

Balance, December 31, 2003	$24,014	$—	$267,076	$(6,451)	$(2,490)	$24,900	$(44,320)	$262,729

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

COMMON STOCK

For the Years Ended December 31, 2003, 2002 and 2001

	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 2000	20,965,557	13,734	20,951,823
Conversions	19,524	—	19,524
Stock plan transactions	437,461	—	437,461
Restricted stock	—	25,000	(25,000)
Other	4,014	(1,500)	5,514

Balance, December 31, 2001	21,426,556	37,234	21,389,322
Conversions	19,946	—	19,946
Stock plan transactions	39,252	—	39,252
Restricted stock	—	8,750	(8,750)
Other	2,943	(1,500)	4,443

Balance, December 31, 2002	21,488,697	44,484	21,444,213
Conversions	8,654	—	8,654
Stock plan transactions	146,267	—	146,267
Restricted stock	162,625	—	162,625
Recapitalization	2,207,659	—	2,207,659
Stock repurchase program	—	1,179,200	(1,179,200)
Other	—	(16,668)	16,668

Balance, December 31, 2003	24,013,902	1,207,016	22,806,886

CLASS B COMMON STOCK

For the Years Ended December 31, 2003, 2002 and 2001

	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 2000	5,858,154	3,784,649	2,073,505
Conversions	(19,524)	—	(19,524)

Balance, December 31, 2001	5,838,630	3,784,649	2,053,981
Conversions	(19,946)	—	(19,946)

Balance, December 31, 2002	5,818,684	3,784,649	2,034,035
Conversions	(8,654)	—	(8,654)
Recapitalization	(2,025,381)	—	(2,025,381)
Retire treasury stock	(3,784,649)	(3,784,649)	—

Balance, December 31, 2003	—	—	—

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Amounts)

1. Background and Basis of Presentation

The Consolidated Financial Statements of Commonwealth Telephone Enterprises, Inc. (“CTE,” “the Company,” “we,” “us” or “our”) include the accounts of its wholly-owned subsidiaries, Commonwealth Telephone Company (“CT”), a rural incumbent local exchange carrier (“RLEC”); CTSI, LLC (“CTSI”), our RLEC “edge-out” operation and a competitive local exchange carrier (“CLEC”); and other operations (“Other”). We revised our segments, and prior year information has been recast to conform to the new segments. The CT segment now includes the results of Commonwealth Long Distance Company (“CLD”), a reseller of long-distance services and the portion of Jack Flash® (“Jack Flash”), the digital subscriber line (“DSL”) product offering in CT’s franchise area. Other includes Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services; epix® Internet Services (“epix”) that provides dial-up Internet services; and our corporate entity. All significant intercompany accounts and transactions are eliminated.

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates. Actual results could differ from these estimates under different assumptions or conditions.

Estimating Valuation Allowances—We must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivables and historic bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Revenue Recognition—Local telephone service revenue is recorded based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. CT’s interstate access charges are subject to a pooling process with the National Exchange Carrier Association (“NECA”). Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

Internet access service revenues are recorded based on contracted fees.

Long-distance telephone service revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees.

Revenue from local telephone, Internet access and long-distance telephone services is earned and recorded when the services are provided.

Our revenues are also affected by the terms of our various carrier agreements by which certain interstate traffic is subject to a percent interstate usage (“PIU”) factor and certain intrastate traffic is subject to a percent local usage (“PLU”) factor. These factors may be updated based on actual traffic patterns. Revisions to the PIU and PLU factors could have an impact on our results of operations.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

We defer and amortize CT, CTSI and epix installation revenue as well as direct incremental service installation costs, not in excess of installation revenue, over their respective estimated customer life. We carry in the Consolidated Balance Sheets deferred credits of $5,895 and $5,809 as of December 31, 2003 and 2002, respectively, in other liabilities representing the unamortized portion of installation revenue. Additionally, we have deferred charges of $5,895 and $5,809 as of December 31, 2003 and 2002, respectively, in other assets representing the unamortized portion of installation costs.

Long-term contracts of Commonwealth Communications are accounted for on the percentage-of-completion method. Estimated sales and earnings are recognized as equipment is installed or contract services rendered, with estimated losses, if any, charged to income currently.

Advertising Expense—Advertising costs are expensed as incurred. Advertising expense charged to operations was $3,027, $4,465 and $4,467 in 2003, 2002 and 2001, respectively.

Stock-Based Compensation—We apply the intrinsic value method of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and the Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for our stock plans. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

At December 31, 2003, the Company had three common stock compensation plans as more fully described in Note 9 to the Consolidated Financial Statements.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if we had accounted for our stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes American option pricing model with weighted average assumptions for expected volatility of 42.09% for 2002 and 45.08% for 2001; risk-free interest rate of 3.76% and 4.56% for 2002 and 2001; expected lives of five years and dividend yield of zero. The weighted average grant date fair value of options is as follows: $16.42 for 2002 and $15.54 for 2001. There were no options granted in 2003; as a result, no Black-Scholes valuation was required to be made.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123:

	For the Years Ended December 31,
	2003	2002		2001
Net income—as reported	$72,865	$57,124		$43,132
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	2,192	1,349		1,198
Deduct: total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(5,517)	(5,451)		(5,131)

Net income—pro forma	$69,540	$53,022		$39,199

Net earnings per share:
Basic earnings per share—as reported	$3.10	$2.44		$1.86
Basic earnings per share—pro forma	2.96	2.27		1.69
Diluted earnings per share—as reported	3.07	2.42	*	1.84	*
Diluted earnings per share—pro forma	2.93	2.25		1.67

*	Revised to include an additional $0.01 per diluted share to fully reflect the anti-dilutive effect of common stock equivalents. The amounts previously reported were $2.41 and $1.83 per diluted share for the years ended December 31, 2002 and 2001, respectively.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Earnings Per Share—Basic earnings per share amounts are based on net income divided by the weighted average number of shares of common stock and class B common stock outstanding during each year.

Diluted earnings per share are based on net income divided by the weighted average number of shares of common stock and class B common stock outstanding during each year after giving effect to dilutive common stock equivalents.

In the future, should our convertible debt meet the required conditions for holders to be able to convert the debentures, the resulting shares would be included in the calculation of diluted earnings per share. Also, the numerator will be adjusted to exclude (add back) the after-tax amount of interest recognized in the period associated with the convertible debt. Per SFAS No. 128, “Earnings Per Share” (“SFAS 128”), diluted earnings per share should be based on the most advantageous conversion rate from the standpoint of the holder. The computation of diluted earnings per share will also consider effects of anti-dilution and follow the requirements of SFAS 128 in this regard.

	For the Years Ended December 31,
	2003	2002		2001
Income before cumulative effect of accounting change	$59,635	$57,124		$43,132
Cumulative effect of accounting change, net of tax	13,230	—		—

Net income	$72,865	$57,124		$43,132

Basic earnings per share:
Weighted average shares outstanding	23,515,367	23,390,939		23,157,784
Income before cumulative effect of accounting change	$2.54	$2.44		$1.86
Cumulative effect of accounting change, net of tax	0.56	—		—

Net income per share	$3.10	$2.44		$1.86

Diluted earnings per share:
Weighted average shares outstanding	23,515,367	23,390,939		23,157,784
Dilutive shares resulting from common stock equivalents	182,469	177,390	*	243,527	*

Weighted average shares and common stock equivalents outstanding	23,697,836	23,568,329		23,401,311

Income before cumulative effect of accounting change	$2.52	$2.42	*	$1.84	*
Cumulative effect of accounting change, net of tax	0.55	—		—

Net income per share	$3.07	$2.42	*	$1.84	*

*	Revised to include an additional $0.01 per diluted share to fully reflect the anti-dilutive effect of common stock equivalents. The amounts previously reported were $2.41 and $1.83 per diluted share for the years ended December 31, 2002 and 2001, respectively.

Cash and Temporary Cash Investments—For purposes of reporting cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost, which approximates market value. At times, our cash balances and temporary cash investments exceed FDIC insurance limits.

Property, Plant and Equipment and Depreciation—Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits and certain general administrative costs. Major replacements and betterments are capitalized. Repairs of all property, plant and equipment are charged to expense as incurred.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Depreciation on telephone plant is based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. The average rates were approximately 8.37%, 8.48% and 8.12% in 2003, 2002 and 2001, respectively. At the time telephone plant is retired, the original cost less salvage, is charged to accumulated depreciation. All other property, plant and equipment gain or loss is recognized on retirements and dispositions.

Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. SFAS 143 also precludes companies from accruing removal costs that exceed gross salvage in their depreciation rates and accumulated depreciation balances if there is no legal obligation to remove the long-lived assets. For our outside plant accounts, such as telephone poles and cable, estimated cost of removal does exceed gross salvage.

Although we have no legal obligation to remove assets, we have historically included in our group depreciation rates estimated net removal costs associated with these outside plant assets in which estimated cost of removal exceeds gross salvage. These costs have been reflected in the calculation of depreciation expense, which results in greater periodic depreciation expense and the recognition in accumulated depreciation of future costs of removal for existing assets. When the assets were actually retired and removal costs expended, the net removal costs were recorded as a reduction to accumulated depreciation.

In connection with the adoption of this standard, we were required to remove all existing accrued net costs of removal in excess of the related estimated salvage from our accumulated depreciation for those accounts. The adjustment is reflected in the income statement as a cumulative effect of accounting change, net of tax, that increased net income in the first quarter of 2003 by $13,230 or $0.56 per share ($0.55 per share on a diluted basis).

The following pro forma amounts have been adjusted for the effect of retroactive application on depreciation and costs of removal expense and related income taxes which would have been made had the new method been in effect at the beginning of 2001:

	For the Years Ended December 31,
	2003		2002			2001
	As Reported	Pro Forma	As Reported		Pro Forma	As Reported		Pro Forma
Net income	$72,865	$59,635	$57,124		$57,291	$43,132		$43,370
Basic earnings per share	3.10	2.54	2.44		2.45	1.86		1.87
Diluted earnings per share	3.07	2.52	2.42	*	2.43	1.84	*	1.85

*	Revised to include an additional $0.01 per diluted share to fully reflect the anti-dilutive effect of common stock equivalents. The amounts previously reported were $2.41 and $1.83 per diluted share for the years ended December 31, 2002 and 2001, respectively.

Derivative Instruments—We utilize interest rate swap agreements to reduce the impact of changes in interest rates on our floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Amounts to be paid or received under interest rate swap agreements are accrued and recognized over the life of the swap agreements as an adjustment to interest expense.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Effective January 1, 2001, we adopted the provisions of SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133” in accounting for our interest rate swaps. The interest rate swaps meet the eligibility requirements for hedge accounting and are considered to be cash flow hedges. The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated Balance Sheets. The effective portion of interest rate swap gains or losses is initially reported as a component of other comprehensive loss and subsequently reclassified into earnings as an adjustment to interest expense. The ineffective portion, if any, is reported as other income (expense). The fair values of the interest rate swaps at January 1, 2001 were ($280). The transition adjustment of $182, net of taxes of $98, is reported as a cumulative effect type adjustment of accumulated other comprehensive loss. For the year ended December 31, 2001, we recorded an adjustment of ($4,150) to adjust the fair value of the swaps to $(4,430). For the year ended December 31, 2002, we recorded an adjustment of ($1,911) to adjust the fair value of the swaps to ($6,341). For the year ended December 31, 2003, we recorded an adjustment of $2,511 to adjust the fair value of the swaps to ($3,830). The adjustment of $1,632, net of taxes of $879 in 2003 is reported as unrealized gain on derivative instruments in accumulated other comprehensive loss and the adjustments of $1,243, net of taxes of $668 in 2002 and $2,697, net of taxes of $1,453 in 2001, are reported as unrealized losses on derivative instruments in accumulated other comprehensive loss.

The interest rate swaps are highly effective in achieving the offset of changes in cash flows of the underlying debt. We calculate the excess in the present value of the cumulative change in cash flows relating to the floating leg of the swaps as compared to the present value of the cumulative changes in interest cash outflows on the debt to measure ineffectiveness. At December 31, 2003, the swaps were 100% effective. For the years ended December 31, 2003 and 2002, the ineffectiveness charged to earnings was $0.

Other Assets—Other assets principally include the unamortized portion of installation costs, costs incurred to obtain financing and prepaid pension cost.

Income Taxes—We report income for federal income tax purposes on a consolidated basis. We use an asset and liability approach for financial accounting and reporting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Accounting for Impairments—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the net future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets would be based on the excess of the carrying value of the asset over the fair value. Fair value would be determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

3. Segment Information

Recently, we revised our segments. Changes in our segments are designed to provide management with a more comprehensive financial view of our key businesses and promote better alignment of strategies and objectives. These segments represent the approach with which management evaluates the performance of our business. Prior years’ segment information has been recast to conform to the new segments.

We operate in two principal business segments: Commonwealth Telephone Company (“CT”), a rural incumbent local exchange carrier (“RLEC”); and CTSI, LLC (“CTSI”), our RLEC “edge-out” operation, which formally commenced operations in 1997.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

CT includes local and long-distance telephone service and DSL service provided to residential and business customers in a 19-county service territory in rural northeastern and central Pennsylvania. CT also provides network access and billing/collection services to interexchange carriers and sells telecommunications products and services.

CTSI, which operates in three edge-out regional Pennsylvania markets that border CT’s territory, is a competitive local exchange carrier, and includes bundled local and long-distance telephone, DSL and enhanced services.

The Other segment includes the results of Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services; epix® Internet Services (“epix”), which provides dial-up Internet service; and CTE’s corporate entity.

No single external customer contributes ten percent or more of CTE’s consolidated revenues.

We have expanded certain financial information of CTSI to distinguish between the three ongoing edge-out markets and the five exited expansion markets that are included in our restructuring (see Note 4).

Operating income (loss) is the primary measure used by our management to assess the performance of each segment.

Financial information by business segment is as follows:

	For the Year Ended December 31, 2003
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$237,257	$86,040	$—	$86,040	$26,638	$349,935
Elimination of intersegment sales	13,430	704	—	704	79	14,213
External sales	223,827	85,336	—	85,336	26,559	335,722
Costs and expenses	79,730	55,610	—	55,610	27,500	162,840
Depreciation and amortization	46,944			20,748	3,445	71,137
Restructuring reversals	—		(1,636)	(1,636)	—	(1,636)
Operating income (loss)	97,153			10,614	(4,386)	103,381
Identifiable assets	374,903			156,616	320,134	851,653
Capital expenditures	26,448	19,198	—	19,198	1,726	47,372

	For the Year Ended December 31, 2002
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$223,117	$84,671	$—	$84,671	$26,664	$334,452
Elimination of intersegment sales	15,139	665	—	665	93	15,897
External sales	207,978	84,006	—	84,006	26,571	318,555
Costs and expenses	75,938	54,379	—	54,379	25,034	155,351
Depreciation and amortization	45,427			18,913	3,876	68,216
Restructuring reversals	—		(3,940)	(3,940)	—	(3,940)
Voluntary Retirement Program	—			—	2,333	2,333
Operating income (loss)	86,613			14,654	(4,672)	96,595
Identifiable assets	348,365			163,086	42,588	554,039
Capital expenditures	30,834	20,883	—	20,883	1,657	53,374

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

	For the Year Ended December 31, 2001
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$212,233	$73,647	$5,578	$79,225	$29,526	$320,984
Elimination of intersegment sales	13,651	586	15	601	118	14,370
External sales	198,582	73,061	5,563	78,624	29,408	306,614
Costs and expenses	79,372	53,659	8,213	61,872	27,926	169,170
Depreciation and amortization	42,193			16,862	5,527	64,582
Restructuring reversals	—		(9,287)	(9,287)	—	(9,287)
Voluntary Retirement Program	—			—	5,388	5,388
Operating income (loss)	77,017			9,177	(9,433)	76,761
Identifiable assets	359,090			161,239	44,275	564,604
Capital expenditures	42,490	22,383	—	22,383	4,321	69,194

4. Restructuring Charges (Reversals)

In order to enhance CTSI’s near-term cash flow and reduce CTSI’s capital requirements, in December 2000 we announced our intention to exit five CTSI expansion markets: suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH. Related to this, we recorded an estimated restructuring charge of $99,713 ($64,813 after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). This strategy was aimed at focusing on the three “edge-out” markets adjacent to CT’s rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets.

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$2,628				$2,628
Contract terminations and settlements		$15,294			15,294
Removal and restoration costs			$2,286		2,286
Write-down of assets			76,005		76,005
Investment advisory and other fees				$3,500	3,500

Total restructuring charges	$2,628	$15,294	$78,291	$3,500	$99,713

Of the total restructuring charge, $2,628 related to employee termination benefits for personnel reductions at CTSI in major operational functions and also certain corporate staff reductions. Under the restructuring plan, approximately 220 employee positions were eliminated during December 2000; and as of December 31, 2001, we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers. No further workforce reductions as a result of this restructuring will occur.

Incremental costs related to financial advisory, legal and other fees were estimated to be $3,500. Additionally, other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The restructuring charge included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets. The restructuring charge also included $2,011 related to the write-down of inventory to be sold or disposed of.

Accrued restructuring expense comprises the following:

	2000			2001
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572

Total accrued restructuring expense	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381

	2002			2003
	Payments	Reversal of Provision	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$—	$—	$—	$—	$—	$—
Contract terminations and settlements	(1,361)	(2,966)	2,029	(427)	(790)	812
Removal and restoration costs	(10)	(443)	—	—	—	—
Investment advisory and other fees	(41)	(531)	—	—	—	—

Total accrued restructuring expense	$(1,412)	$(3,940)	$2,029	$(427)	$(790)	$812

In July 2001, another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035 from this transaction. In 2003, assets held on consignment by a third-party reseller were sold, resulting in a gain of $846.

Employee termination benefits associated with the workforce reduction and included in the restructuring charge was $2,628. Of this liability, $2,534 was paid and the remaining $94 was reversed in the fourth quarter of 2001.

The reserve of $3,500 for investment advisory and other fees has been reduced by payments of $1,369, and $2,131 has been reversed due to favorable negotiations of commitments and lower than anticipated legal expenses.

Of the $17,580 reserved for contract settlements, building and circuit lease terminations, asset removal and site restorations, $7,584 has been paid. In addition, $4,558 was reversed in 2001 as a result of favorable contract and lease settlements and the sale of certain assets and assignment of certain lease commitments to another CLEC, and $3,409 was reversed in 2002 due to the elimination of liabilities associated with certain customer contracts. In 2003, $427 of this liability was paid and $790 was reversed in the fourth quarter due to positive settlements on building, customer circuit and network circuit leases.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The remaining $812 of liability for contract terminations and settlements relates primarily to an estimated customer claim associated with the assignment of customers to another CLEC. We will continue to evaluate and update our estimation of the remaining liabilities.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	December 31,
		2003	2002
Land		$1,886	$1,939
Building and leasehold improvements	3-40	37,663	35,929
Central office equipment	3-15	379,875	378,857
Outside communications plant	15-40	364,601	350,614
Furniture, vehicles and other equipment	3-23	79,449	76,466

Total property, plant and equipment		863,474	843,805
Less accumulated depreciation		(452,989)	(432,435)

Property, plant and equipment, net		$410,485	$411,370

Depreciation and amortization expense was $71,137, $68,216 and $64,582 for the years ended December 31, 2003, 2002 and 2001, respectively.

6. Investments

Investments are as follows:

	December 31,
	2003	2002
Rural Telephone Bank (RTB) Stock	$6,409	$6,409
Yellow Book, USA, L.P. Partnership	3,786	3,286
Other	9	23

Total investments	$10,204	$9,718

In accordance with the terms of the mortgage notes and security agreements, we were required to purchase common stock of the RTB, equal to approximately 5% of the amount borrowed. Such stock is entitled to cash dividends.

CTE owns a 50% interest in the Yellow Book, USA, L.P. Partnership, accounted for under the equity method. Yellow Book provides directory publishing services, including yellow page advertising sales for eight telephone directories.

The Yellow Book, USA, L.P. Partnership accounts for its yellow page advertising revenue based on the delivery method, which recognizes revenue based on the directories delivered (to subscribers) as a percentage of the total directories (initial and secondary) estimated to be delivered.

We have completed a review of our Yellow Book, USA, L.P. Partnership activities and have determined that the entity does not qualify as a Variable Interest Entity (VIE) under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

7. Other Assets

Other assets consist of the following:

	December 31,
	2003	2002
Unamortized debt issuance costs	$7,981	$605
Prepaid pension cost	4,278	—
Pension intangible	—	4,271
Unamortized installation costs	5,895	5,809
Other	132	658

Total other assets	$18,286	$11,343

8. Debt

a. Long-term debt—Long-term debt and capital lease obligations outstanding are as follows:

	December 31,
	2003	2002
Revolving credit facility	$—	$30,000
Convertible notes	300,000	—
Credit agreement—CoBank 6.79% due 2009	29,521	56,309

Subtotal	329,521	86,309
Capital lease obligation	1,859	186
Due within one year	6,400	9,140

Total long-term debt and capital lease obligations	$324,980	$77,355

In July of 2003, we sold $300,000 principal amount of 3.25% convertible notes due July 15, 2023, unless earlier redeemed, repurchased or converted. Interest is 3.25% per annum on the principal amount, payable semi-annually in arrears in cash on January 15 and July 15 of each year, beginning January 15, 2004. In addition, we will pay contingent interest for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six-month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes. During any interest period when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% of the average trading price of a note during the five trading days immediately preceding the first day of the applicable six-month interest period.

Holders may convert their notes into shares of our common stock at an initial conversion rate of 17.5439 shares per $1,000 principal amount of notes, representing an initial conversion price of approximately $57.00, subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

•	during any fiscal quarter, but only during such fiscal quarter, commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day preceding fiscal quarter;

•	during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes;

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

•	if the notes have been called for redemption; or

•	upon occurrence of specified corporate events.

We may redeem any of the notes beginning July 18, 2008, by giving holders at least 30 days’ notice. We may redeem the notes either in whole or in part at a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date.

If a designated event occurs prior to maturity, holders may require us to repurchase all or part of their notes at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

Holders may require us to repurchase all or part of their notes on July 15 of 2008, 2013 and 2018 at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

We maintain a credit agreement with CoBank at interest rates that are based on a number of floating and fixed rate options. Principal and interest are payable monthly. As of December 31, 2003, the weighted average interest rate was 6.79% on borrowings of $29,521. Substantially all of our assets are subject to the lien of this CoBank agreement. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio at CT. We have been in compliance with these covenants and do not believe that these covenants will materially restrict our activities.

Maturities and sinking fund requirements on long-term debt for each year ending December 31, 2004 through 2008 are as follows:

Year	Aggregate Amounts
2004	$5,623
2005	5,623
2006	5,623
2007	5,623
2008	5,623

On July 17, 2003, we terminated our $240,000 revolving credit facility. All remaining issuance costs of $271 relating to this facility were written-off.

b. Short-term debt—An amended revolving line of credit agreement with CoBank was entered into on June 4, 2003, that extended the availability of the Company’s $65,000 line of credit to June 2004. The line of credit is at interest rates that are based on a LIBOR rate or floating rate option. Interest payments are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio at CT. As of December 31, 2003, we were in compliance with our covenants. As of December 31, 2003, the weighted average interest rate, not subject to interest rate swaps, was 1.79% on borrowings of $65,000.

9. Common Stock Plans

The CTE Equity Incentive Plan (formerly known as the 1996 Equity Incentive Plan), as amended, provides for the issuance of up to 5,350,000 shares of common stock pursuant to awards granted under the Plan. Awards granted under the Plan may include incentive stock options, nonqualified stock options, outperformance stock

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards. Stock options currently granted under the Plan vest in increments of 20% commencing one year from the date of the grant and expire ten years from the date of the grant. Restricted stock awards currently granted under the Plan vest in increments of 25% commencing one year from the date of the grant.

Our 1997 Non-Management Directors’ Stock Compensation Plan, as amended and restated, provides for the grant of up to 125,000 shares of common stock to all members of our Board of Directors who are not, as of the date of any award, our employees. Awards granted under this Plan may include incentive stock options, nonqualified stock options, outperformance stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards. The options are immediately exercisable and shall remain exercisable until the earlier of ten years from the date of grant and a period of one year from the date upon which the participant ceases to be a non-management director. Restricted stock awards vest fully commencing one year from the date of the grant. This Plan expired on December 31, 2003, and a new Plan will be presented to the Company’s shareholders for approval at the 2004 Annual Meeting.

The range of exercise prices for options outstanding at December 31, 2003 was $9.38 to $54.31. For all options granted, the exercise price is equal to the market price of the common stock at the date of the grant.

Information relating to CTE stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding December 31, 2000	1,360,064	$29.60
Granted	536,500	$34.05
Exercised	(437,461)	$16.70
Canceled	(49,100)	$29.27

Outstanding December 31, 2001	1,410,003	$35.30
Granted	253,500	$38.38
Exercised	(39,252)	$18.33
Canceled	(115,603)	$39.90

Outstanding December 31, 2002	1,508,648	$35.97
Granted	—	$—
Exercised	(146,267)	$26.53
Canceled	(53,000)	$45.51

Outstanding December 31, 2003	1,309,381	$36.63

Shares exercisable December 31, 2001	360,850	$30.25

Shares exercisable December 31, 2002	620,548	$33.24

Shares exercisable December 31, 2003	706,181	$35.24

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$9.38—$11.10	45,730	2.4	$10.47	45,730	$10.47
$24.63—$38.79	821,151	6.8	33.47	389,151	31.11
$39.81—$54.31	442,500	6.5	45.21	271,300	45.33

Total/weighted average	1,309,381	6.6	$36.63	706,181	$35.24

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

As provided for in the CTE Equity Incentive Plan, in July 2000 we granted to certain key executives an aggregate 155,000 shares of restricted stock, of which 33,750 have been canceled. Such shares vest ratably over four years beginning with the first anniversary of the date of the grant. As of December 31, 2003, 93,125 shares have vested. Compensation expense recorded in 2003, 2002 and 2001 was $1,331, $1,538 and $1,562, respectively, based on the fair value of common stock at the date of the grant. In February, April, May and September of 2003, we granted an additional 162,125 shares of restricted stock that vest over four years, of which 8,500 have been canceled. The fair value of the restricted stock issued of $6,206 to be recognized as compensation cost over the four-year vesting period has been recognized as deferred compensation, shown as a separate reduction of shareholders’ equity. The compensation cost related to these issues of restricted stock was $1,230 for the year ended December 31, 2003. Pursuant to the 1997 Non-Management Directors’ Stock Compensation Plan, each non-employee director receives an annual grant of restricted common stock in the amount of 1,000 shares on the date of the Annual Meeting of Shareholders. In September 2003, 9,000 shares were issued. The fair value of the restricted stock issued of $370 to be recognized as compensation cost over the one-year vesting period has been recognized as deferred compensation. The compensation cost related to this issue of restricted stock was $124 for the year ended December 31, 2003.

The table below contains information pertaining to equity compensation plans approved and not approved by security holders:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	1,500,131	$37.03	2,365,076
Equity compensation plans not approved by security holders	—		—

Total/weighted average	1,500,131	$37.03	2,365,076

We also have a stock purchase plan for certain key executives (the “Executive Stock Purchase Plan” or “ESPP”). Under the ESPP, participants may purchase shares of common stock in an amount between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation, provided, however, that in no event shall the participant’s total contribution exceed 20% of their combined base and annual bonus compensation, as defined by the ESPP. Participants’ accounts are credited with the number of share units derived by dividing the amount of the participant’s contribution by the average price of a share of common stock at approximately the time such contribution is made. The share units credited to a participant’s account do not give such participant any rights as a shareholder or record owner of any shares of common stock. Amounts representing share units that have been credited to a participant’s account will be distributed to the participant following the earlier of the participant’s termination of employment or three calendar years following the date on which the share units were initially credited to the participant’s account. It is anticipated that, at the time of distribution, a participant will receive one share of common stock for each share unit being distributed.

Following the crediting of each share unit to a participant’s account, we will issue a matching share of common stock held in escrow in the participant’s name. Each matching share is subject to forfeiture as provided in the ESPP. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow. The matching shares vest three years from the date of the contribution.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

At December 31, 2003, there were 61,734 ESPP shares arising from participants’ contributions and 61,734 matching shares. The number of shares vested, including matching shares, at December 31, 2003, was 66,753. We recognize the cost of the matching shares over the vesting period. At December 31, 2003 and 2002, deferred compensation cost relating to matching shares was $945 and $923, respectively. Expense recognized in 2003, 2002 and 2001 was $688, $537 and $281, respectively. Matching shares are included in weighted average shares outstanding for purposes of computing earnings per share.

10. Pension and Employee Benefits

Defined benefit pension plan:

Substantially all of our employees are included in a non-contributory defined benefit pension plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Upon retirement, employees are provided a monthly pension based on length of service and compensation.

Pension cost (benefit) is as follows:

	For the Years Ended December 31,
	2003	2002	2001
Service cost	$2,853	$2,297	$2,203
Interest cost	5,231	5,076	4,139
Expected return on plan assets	(5,817)	(6,951)	(7,534)
Amortization of net (asset) obligation	(494)	(495)	(495)
Amortization of prior service cost	524	465	343
Recognized net actuarial loss (gain)	481	—	(695)

Net periodic pension cost (benefit)	$2,778	$392	$(2,039)
Other components—net	—	116	—
Voluntary Retirement Program cost	—	1,720	4,120

Total net periodic benefit cost	$2,778	$2,228	$2,081

We estimate pension cost of approximately $2,800 for 2004.

Plan assets include cash, equity, fixed income securities and pooled funds under management by a financial institution. The allocation of plan assets at December 31, 2003 and 2002 is:

	Percentage of Plan Assets December 31,
Asset Category	2003	2002
Equity securities	65%	57%
Fixed income debt securities	27%	34%
CTE Common Stock	8%	9%

The investment strategy for plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 8.75%. While we believe we can achieve a long-term average rate of return of 8.75%, we cannot be certain that the portfolio will perform to our expectations. Assets are strategically allocated between equity and debt securities in order to achieve a diversification level that mitigates wide swings in investment returns. Asset allocation target ranges are evaluated at least every three years with the assistance of an external consulting firm. Actual asset allocations are monitored quarterly and rebalancing actions are executed at least quarterly, if required.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The majority of the plan assets are invested in equity securities because equity portfolios have historically provided higher returns than debt portfolios over the long-term and are expected to do so in the future. Correspondingly, equity investments also carry greater risks than debt investments. The risk of loss in the plan’s equity assets is mitigated by investing in a broad range of equity types; including large-cap and small-cap stock index funds, and international equity funds.

On December 12, 2001, we initiated a Voluntary Retirement Program (“VRP”). The program was offered to certain eligible employees across all of our operations. The VRP was largely funded from pension assets; therefore, nearly 80% of the cost was non-cash. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70%, or $4,120 of the non-cash VRP costs were recorded in 2001. In the first quarter 2002, an additional $1,720 was recorded against the pension asset. The VRP costs recorded primarily represent charges related to pension enhancement, social security supplements and vacation benefits.

The following table sets forth the plan’s funded status and amounts recognized in our Consolidated Balance Sheets:

	December 31,
	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$66,818	$79,358
Actual return (loss) on plan assets	14,280	(8,087)
Benefits paid	(4,277)	(4,453)

Fair value of plan assets at end of year	$76,821	$66,818

Change in benefit obligation:
Benefit obligation at beginning of year	$80,233	$67,243
Service cost	2,853	2,297
Interest cost	5,231	5,076
Amendments	—	2,729
Actuarial loss	4,428	7,341
Benefits paid	(4,277)	(4,453)

Benefit obligation at end of year	$88,468	$80,233

Funded status	$(11,647)	$(13,415)
Unrecognized actuarial loss	12,178	16,695
Unrecognized prior service cost	3,747	4,271
Unrecognized net asset	—	(495)

Prepaid pension cost	$4,278	$7,056

The following table details expected benefit payments for the years 2004 through 2013:

Year	Amount
2004	$4,363
2005	4,299
2006	4,387
2007	4,581
2008	4,690
2009-2013	28,056

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Amounts recognized in the Consolidated Balance Sheets consist of:

	December 31,
	2003	2002
Prepaid benefit cost	$4,278	$—
Accrued benefit liability	—	(1,782)
Intangible asset	—	4,271
Accumulated other comprehensive loss	—	4,567

Net amount recognized	$4,278	$7,056

In 2002, as a result of negative asset returns and lower discount rates, we were required to recognize an additional minimum liability of $1,782 representing the difference between the accumulated benefit obligation and the fair value of the plan assets at December 31, 2002. Also, a pension intangible equal to the unrecognized prior service cost of $4,271 was recognized in 2002. A 2002 charge to other comprehensive loss in the amount of $4,567 ($2,839 after-tax) represented the excess of additional minimum pension liability over unrecognized prior service cost.

Because the fair value of the plan assets improved in 2003, and were greater than the accumulated benefit obligation at December 31, 2003, the additional minimum liability of $1,782, the pension intangible of $4,271 and the charge to other comprehensive loss of $4,567 were reversed in 2003.

The accumulated benefit obligation was $74,555 and $68,600 at December 31, 2003 and 2002, respectively.

The following assumptions were used in the determination of the net benefit cost:

	2003	2002	2001
Weighted average discount rate	6.75%	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Weighted average rate of compensation increases	5.50%	5.50%	5.50%

The following assumptions were used in the determination of the benefit obligation:

	December 31,
	2003	2002	2001
Weighted average discount rate	6.25%	6.75%	7.25%
Weighted average rate of compensation increases	5.50%	5.50%	5.50%

The discount rate we used is based on a hypothetical portfolio of high-quality bonds (Moody’s rating of AA3 or higher) with cash flows matching our plan’s expected benefit payments at December 31. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current market conditions and our best estimate of future economic conditions.

Our policy with respect to funding the plan is to fund at least the minimum required by ERISA, and not more than the amount deductible for tax purposes. No contributions were required to be made to the plan in 2003. We expect to make a required minimum contribution to the plan of approximately $2,070 in the third quarter 2004 for the 2003 plan year with cash generated from operations.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Postretirement benefits:

For former employees included in the VRP, we provide medical benefits until age 65.

Net periodic postretirement (benefit) cost is as follows:

	For the Years Ended December 31,
	2003	2002	2001
Service cost	$—	$—	N/A
Interest cost	52	75	N/A
Amortization of prior service cost	—	—	N/A
Recognized net actuarial gain	(60)	—	N/A

Total net periodic postretirement (benefit) cost	$(8)	$75	N/A

The following table sets forth the plan’s funded status and amounts recognized in our Consolidated Balance Sheets:

	December 31,
	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	262	355
Benefits paid	(262)	(355)

Fair value of plan assets at end of year	$—	$—

Change in benefit obligation:
Projected benefit obligation at beginning of year	$905	$1,257
Service cost	—	—
Interest cost	52	75
Actuarial loss (gain)	11	(72)
Benefits paid	(262)	(355)

Projected benefit obligation at end of year	$706	$905

Funded status	$(706)	$(905)
Unrecognized actuarial gain	(320)	(391)
Unrecognized prior service cost	—	—

Accrued benefit cost	$(1,026)	$(1,296)

The following table details expected benefit payments for the years 2004 through 2013:

Year	Amount
2004	$243
2005	201
2006	146
2007	112
2008	61
2009-2013	99

The accrued VRP postretirement benefit liability is included in other liabilities in the accompanying Consolidated Balance Sheets. The amounts recognized were $1,026 and $1,296 at December 31, 2003 and 2002, respectively.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The discount rate used in determining the accumulated VRP postretirement benefit obligation was 6.25% in 2003 and 6.75% in 2002.

Our portion of the monthly premium for retirees included in the VRP postretirement obligation is limited, and any increase in medical costs is absorbed by the retiree. As such, a negative trend in healthcare costs will have no effect on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost.

On January 12, 2004, the FASB issued FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). The FSP permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Act, until the earlier of: (a) the issuance of guidance by the FASB on how to account for the federal subsidy to be provided to plan sponsors under the Act; or (b) the remeasurement of plan assets and obligations subsequent to January 31, 2004. Accordingly, we have elected to defer accounting for the effects of the Act and any measures of the accumulated post retirement obligations or net periodic postretirement benefit costs are not reflected in the financial statements or accompanying notes. Also, since specific authoritative guidance on the accounting for the subsidy is pending, that guidance, when issued, could require us to change previously reported information. If it is determined that the subsidy is available to us, we believe that the amounts will not be material to our financial condition or results of operations.

For employees retiring prior to 1993, we provide certain postretirement medical benefits. We also provide nominal postretirement life insurance benefits to all vested retirees.

Net periodic postretirement (benefit) cost is as follows:

	For the Years Ended December 31,
	2003	2002	2001
Service cost	$—	$—	$—
Interest cost	72	68	174
Expected return on plan assets	—	—	—
Amortization of net (asset) obligation	—	—	—
Amortization of prior service cost	13	—	—
Recognized net actuarial gain	(101)	(104)	—

Total net periodic postretirement (benefit) cost	$(16)	$(36)	$174

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The following table sets forth the plan’s funded status and amounts recognized in our Consolidated Balance Sheets:

	December 31,
	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	144	174
Benefits paid	(144)	(174)

Fair value of plan assets at end of year	$—	$—

Change in benefit obligation:
Projected benefit obligation at beginning of year	$934	$2,151
Service cost	—	—
Interest cost	72	68
Amendments	149	—
Actuarial (gain) loss	132	(1,111)
Benefits paid	(144)	(174)

Projected benefit obligation at end of year	$1,143	$934

Funded status	$(1,143)	$(934)
Unrecognized actuarial gain	(1,109)	(1,342)
Unrecognized prior service cost	136	—

Accrued benefit cost	$(2,116)	$(2,276)

The following table details expected benefit payments for the years 2004 through 2013:

Year	Amount
2004	$155
2005	146
2006	137
2007	127
2008	118
2009-2013	463

The accrued postretirement benefit liability is included in other liabilities in the accompanying Consolidated Balance Sheets. The amounts recognized were $2,116 and $2,276 at December 31, 2003 and 2002, respectively.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.25% in 2003, 6.75% in 2002 and 7.25% in 2001.

Our portion of the monthly premium for retirees included in the postretirement obligation is limited, and any increase in medical costs is absorbed by the retiree. As such, a negative trend in healthcare costs will have no effect on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost.

We also have a nonqualified supplemental pension plan covering certain former employees which provides for incremental pension payments from us to the extent that income tax regulations limit the amount payable

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

from our defined benefit pension plan. The projected benefit obligation relating to this unfunded plan was approximately $1,072, $1,037 and $1,050 at December 31, 2003, 2002 and 2001, respectively. Pension expense for the plan was $67 in 2003, $73 in 2002 and $76 in 2001.

We provide certain postemployment benefits to former or inactive employees who are not retirees. These benefits are primarily short-term disability salary continuance. We accrue the cost of postemployment benefits over employees’ service lives. We use the services of an enrolled actuary to calculate the expense. The net periodic (benefit) cost for postemployment benefits was ($224) in 2003, ($494) in 2002 and $955 in 2001. The reduction in cost from 2002 as compared to 2001 is primarily attributable to our decision to contract with a third-party administrator to manage and monitor short-term disability claims as well as a decrease in headcount.

We sponsor a 401(k) savings plan covering substantially all employees. For employees who are not covered by collective bargaining agreements, we contribute to the 401(k) plan based on a specified percentage of employee contributions. Contributions charged to expense were $964, $1,042 and $1,087 in 2003, 2002 and 2001, respectively.

11. Income Taxes

The provision for income taxes is reflected in the Consolidated Statements of Operations as follows:

	For the Years Ended December 31,
	2003	2002	2001
Currently payable:
Federal	$17,911	$11,932	$10,693
State	2,674	2,333	3,355

Total current	20,585	14,265	14,048

Deferred, net:
Federal	13,925	18,781	13,180
State	862	807	(6,333)

Total deferred	14,787	19,588	6,847

Total provision for income taxes	$35,372	$33,853	$20,895

The following is a reconciliation of income taxes at the applicable U.S. federal statutory rate with income taxes recorded by us:

	For the Years Ended December 31,
	2003	2002	2001
Income before provision for income taxes	$95,007	$90,977	$64,027

Federal tax provision at statutory rate	33,252	31,842	22,409
Increase (reduction) due to:
State income taxes, net of federal effects	2,090	1,806	(1,933)
Stock offering costs	68	129	444
Nondeductible items	39	39	39
Other, net	(77)	37	(64)

Provision for income taxes	$35,372	$33,853	$20,895

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Temporary differences and carryforwards that give rise to a significant portion of deferred tax assets and liabilities are as follows:

	December 31,
	2003	2002
Net operating loss carryforwards	$3,034	$3,141
Employee benefit plans	4,219	4,159
Reserve for bad debts	859	2,220
Restructuring reserve	307	4,517
All other	17,680	25,420

Total deferred tax assets	26,099	39,457

Property, plant and equipment	(86,067)	(74,180)
All other	(572)	(603)

Total deferred tax liabilities	(86,639)	(74,783)

Subtotal	(60,540)	(35,326)

Valuation allowance	(2,320)	(2,088)

Net deferred taxes	$(62,860)	$(37,414)

In our opinion, based on the future reversal of existing taxable temporary differences, primarily depreciation, and expectations of future operating results, after consideration of the valuation allowance, we will more likely than not be able to realize substantially all of our deferred tax assets.

The net change in the valuation allowance for deferred tax assets during 2003 was an increase of $232. The net change is primarily due to a required increase in the state of Virginia.

State net operating losses will expire as follows:

2004-2011	$ 4,000 per year
2012-2023	$20,103

12. Commitments and Contingencies

a. Total rental expense, including pole and conduit rentals, was $7,172, $6,829 and $6,361 in 2003, 2002 and 2001, respectively. At December 31, 2003, rental commitments under noncancelable leases, excluding annual pole and conduit rental commitments of approximately $3,930 that are expected to continue indefinitely, are as follows:

Year	Aggregate Amounts
2004	$3,045
2005	2,946
2006	2,476
2007	1,890
2008	1,676
After 2008	10,967

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

b. Effective November 22, 2002, we extended our agreement for the provision to us of data processing services including the general management of our data processing operations through December 31, 2004. The annual commitment, excluding annual increases based on increases in the Consumer Price Index, is $7,263 in 2004.

c. In May 2001, CT entered into a fifteen-year, two-month agreement for the rental of a building in an area of a city qualifying for certain tax incentives offered by the state of Pennsylvania. The annual commitment through year ten is $1,174. Annual rent for the last five years is subject to changes in the Consumer Price Index. In addition, CT also entered into a lease agreement for the rental of parking spaces for employees of the building, for a similar term. The annual commitment, excluding increases in the last five years based on increases in the Consumer Price Index, is $168.

d. We had various purchase commitments at December 31, 2003, related to our 2004 capital budget. CTE’s capital expenditures have averaged $56,647 over the three years ended December 31, 2003. We anticipate that consolidated capital expenditures will be in the range of $50,000 to $52,000 for 2004.

e. In 2003, CT entered into a thirty-six month capital lease for the purchase of computer hardware. The annual commitment, excluding the interest component, is $721.

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In our opinion, these proceedings will not have a material adverse effect on our results of operations or financial condition.

In February 2004, Verizon filed a Petition for Resolution of a Dispute with the Pennsylvania PUC, seeking a refund and/or credits for approximately $7.9 million in facilities charges that CTSI billed to Verizon over a two-year period. CTSI has answered Verizon’s complaint, denying all liability, and asking the Pennsylvania PUC to render a decision in favor of CTSI. We believe, based on our estimate of the probable outcome, that we are adequately reserved for the resolution of this dispute.

13. Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a. Cash and temporary cash investments—The carrying amount approximates fair value because of the short maturity of these instruments.

b. Long-term investments—Long-term investments consist primarily of investments accounted for under the equity method for which disclosure of fair value is not required, and Rural Telephone Bank (“RTB”) Stock. It is not practicable to estimate the fair value of the RTB Stock because there is no quoted market price for the stock; it is issued only at par, and can be held only by recipients of RTB loans.

c. Debt—The fair value of bank debt was estimated using discounted cash flow calculations. The fair value of the convertible debt is based on quoted market prices or by obtaining quotes from dealers. The fair value of floating rate debt is considered to be equal to carrying value since the debt reprices at least every six months and we believe that our credit risk has not materially changed from the time the floating rate debt was borrowed.

e. Interest rate swaps—The fair value has been calculated by the counterparties using appropriate valuation methodologies. The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Balance Sheets. The fair value of the interest rate swaps at January 1, 2002, was ($4,430). For the year ended December 31, 2002, we recorded an adjustment of ($1,191) (($1,243) net of tax), to adjust the fair value of the swaps to ($6,341). For the year ended December 31, 2003, we recorded an adjustment of $2,511 ($1,632 net of tax), to adjust the fair value of the swaps to ($3,830).

The estimated fair value of our financial instruments is as follows:

	December 31,
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and temporary cash investments	$336,035	$336,035	$34,935	$34,935
Financial liabilities:
Fixed rate long-term debt:
Mortgage note payable to CoBank	23,950	24,664	28,512	29,526
Convertible notes …	300,000	308,000	—	—
Floating rate debt:
Revolving line of credit	65,000	65,000	65,000	65,000
Revolving credit agreement	—	—	30,000	30,000
Mortgage note payable to CoBank	5,571	5,571	27,797	27,797
Financial instruments:
Interest rate swaps	(3,830)	(3,830)	(6,341)	(6,341)

14. Off Balance Sheet Risk and Concentration of Credit Risk

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and temporary cash investments.

We place our cash and temporary cash investments with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. We also periodically evaluate the credit worthiness of the institutions with which we invest. We do, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits. We limit our exposure by diversifying among counterparties and investment categories to achieve a targeted mix of interest-bearing assets while maximizing after-tax returns.

Our trade receivables reflect a customer base primarily centered in northeastern and central Pennsylvania. We routinely assess the financial strength of our customers; as a result, credit risk is limited. ISPs represented approximately 23.2% and 24.7% of CTSI’s revenues for the years ended December 31, 2003 and 2002, respectively. No single customer contributed more than 5% of its revenues.

We have entered into interest rate swap agreements to adjust the interest rate profile of our debt obligations and to achieve a targeted mix of floating and fixed rate debt. The counterparties to the interest rate swap agreements are major financial institutions. These financial institutions have been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor the credit ratings of these counterparties. While we may be exposed to credit losses due to non-performance of the counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our financial condition or results of operations.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

15. Quarterly Information (Unaudited)

	First Quarter		Second Quarter	Third Quarter*		Fourth Quarter
2003
Sales	$83,158		$83,001	$84,961		$84,602
Operating income	25,704		25,167	26,563		25,947
Income before cumulative effect of accounting change	14,954		15,214	14,663		14,804
Cumulative effect of accounting change, net of tax	13,230		—	—		—
Net income	28,184		15,214	14,663		14,804
Basic earnings per share:
Income before cumulative effect of accounting change	$0.64		$0.65	$0.62		$0.63
Cumulative effect of accounting change, net of tax	0.56		—	—		—
Net income per share	1.20		0.65	0.62		0.63
Diluted earnings per share:
Income before cumulative effect of accounting change	$0.63		$0.64	$0.62		$0.63
Cumulative effect of accounting change, net of tax	0.56		—	—		—
Net income per share	1.19		0.64	0.62	*	0.63
Common Stock closing price:
High	$39.30		$44.06	$46.43		$41.71
Low	34.35		38.88	37.00		36.10
Class B Common Stock closing price:
High	$39.30		$48.16	$50.81		N/A
Low	34.00		38.95	40.10		N/A

	First Quarter*		Second Quarter	Third Quarter		Fourth Quarter
2002
Sales	$78,396		$78,300	$80,304		$81,555
Operating income	20,026		24,113	23,653		28,803
Net income	10,749		14,098	13,835		18,442
Basic earnings per share:
Net income per share	$0.46		$0.60	$0.59		$0.79
Diluted earnings per share:
Net income per share	$0.46	*	$0.60	$0.58		$0.78
Common Stock closing price:
High	$44.27		$42.95	$41.23		$39.39
Low	35.15		36.78	34.49		34.11
Class B Common Stock closing price:
High	$47.50		$44.00	$41.49		$39.00
Low	40.00		39.10	34.41		34.00

*	Three months ended September 30, 2003, and three months ended March 31, 2002, were revised to include an additional $0.01 per diluted share, respectively, to fully reflect the anti-dilutive effect of common stock equivalents. The amounts previously reported were $0.61 per diluted share for the quarter ended September 30, 2003, and $0.45 per diluted share for the quarter ended March 31, 2002.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

16. Related Party Transactions

We had the following transactions with related parties:

	For the Years Ended December 31,
	2003	2002	2001
Corporate office costs allocated from RCN	$—	$1,200	$1,200
Long-distance terminating access charges to RCN	219	1,083	1,560
Revenue from engineering services provided to RCN	—	8	54
Long-distance expense from RCN Long Distance	199	4,257	7,244
Other related party revenues	2,121	2,015	2,401
Other related party expenses	1,858	2,547	537

At December 31, 2003, we had accounts receivable from related parties of $198 and accounts payable to related parties of $10.

In 2002, the Company terminated a month-to-month long-distance resale agreement and a management service agreement with RCN.

17. Common Stock

We have authorized 85,000,000 shares of $1 par value CTE Common Stock at December 31, 2003, 2002 and 2001. At December 31, 2002 and 2001, we had authorized 15,000,000 shares of $1 par value CTE Class B Common Stock. On September 3, 2003, shareholders approved a proposal to reclassify and convert each outstanding share of CTE Class B Common Stock into 1.09 shares of CTE Common Stock. We now have only one class of common stock.

We announced a $100 million Stock Repurchase Program on November 13, 2003, and a $50 million addition to the program on February 10, 2004. As of December 31, 2003, we had repurchased 1,179,200 shares with an average purchase price of $36.776.